Filed Pursuant to Rule 424(b)(1)
Registration No. 333-134993
PROSPECTUS
3,300,000 Common Units
Calumet Specialty Products Partners, L.P.
Representing Limited Partner Interests

       Calumet Specialty Products Partners, L.P. is offering 3,300,000 common units representing limited partner interests.
       The common units are traded on the NASDAQ National Market under the symbol “CLMT.” On June 28, 2006, the last reported sale price of the common units on the NASDAQ National Market was $32.94 per common unit.
       See “Risk Factors” on page 15 to read about factors you should consider before buying the common units.
       These risks include the following:

•	We may not have sufficient cash from operations to pay our minimum quarterly distribution following the establishment of cash reserves and payment of fees and expenses, including payments to our general partner.

•	Refining margins are volatile, and a reduction in our refining margins will adversely affect the amount of cash we will have available for distribution.

•	Our hedging activities may reduce our earnings, profitability and cash flows.

•	Our asset reconfiguration and enhancement initiatives, including the planned expansion project at our Shreveport refinery, may not result in revenue or cash flow increases, may be subject to cost overruns and are subject to regulatory, environmental, political, legal and economic risks, which could adversely affect our business, operating results, cash flows and financial condition.

•	We depend on certain key crude oil gatherers for a significant portion of our supply of crude oil.

•	Our general partner and its affiliates have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to your detriment.

•	Unitholders have limited voting rights and are not entitled to elect our general partner or its directors.

•	Even if unitholders are dissatisfied, they cannot initially remove our general partner without its consent.

•	You may be required to pay taxes on income from us even if you do not receive any cash distributions from us.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total

Initial price to public	$32.94	$108,702,000
Underwriting discount	$1.40	$4,620,000
Proceeds, before expenses to Calumet Specialty Products Partners, L.P.	$31.54	$104,082,000
       To the extent that the underwriters sell more than 3,300,000 common units, the underwriters have the option to purchase up to an additional 495,000 common units at the initial price to the public less the underwriting discount.

       The underwriters expect to deliver the common units against payment in New York, New York on July 5, 2006.
Goldman, Sachs & Co.

Deutsche Bank Securities

Petrie Parkman & Co.

Prospectus dated June 29, 2006.

Princeton Refinery

Cotton Valley Refinery

Shreveport Refinery

LOUISIANA

duraflame
Fuel/Combustible
WASP & HORNET
STA-BIL
KILZ
Jumbo Crayons

While we do not produce or sell the consumer products pictured above, our lubricating oils, solvents and waxes are components of such products. The logos, trademarks and other intellectual property associated with the products pictured above are the intellectual property of those who own or license rights therein.

i

       You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

       References in this prospectus to “Calumet,” “the Partnership,” “we,” “our,” “us” or like terms when used in the present tense, prospectively or for historical periods since January 31, 2006, refer to Calumet Specialty Products Partners, L.P. and its subsidiaries. References to “Calumet Predecessor,” or to “we,” “our,” “us” or like terms for historical periods prior to January 31, 2006, refer to Calumet Lubricants Co., Limited Partnership and its subsidiaries, which were contributed to us at the closing of our initial public offering on January 31, 2006. The results of operations for the quarter ended March 31, 2006 for Calumet include the results of operations of Calumet Predecessor for the period of January 1, 2006 through January 31, 2006. References in this prospectus to “our general partner” refer to Calumet GP, LLC.

SUMMARY
       This summary provides a brief overview of information contained elsewhere in this prospectus. Because it is abbreviated, this summary does not contain all of the information that you should consider before investing in the common units. You should read the entire prospectus carefully, including the historical and pro forma financial statements and the notes to those financial statements. The information presented in this prospectus assumes that the underwriters’ option to purchase additional common units is not exercised. You should read “Risk Factors” beginning on page 15 for more information about important risks that you should consider carefully before buying our common units. We include a glossary of some of the terms used in this prospectus as Appendix A.
Calumet Specialty Products Partners, L.P.
       We are a leading independent producer of high-quality, specialty hydrocarbon products in North America. Our business is organized into two segments: specialty products and fuel products. In our specialty products segment, we process crude oil into a wide variety of customized lubricating oils, solvents and waxes. Our specialty products are sold to domestic and international customers who purchase them primarily as raw material components for basic industrial, consumer and automotive goods. In our fuel products segment, we process crude oil into a variety of fuel and fuel-related products including unleaded gasoline, diesel fuel and jet fuel. In connection with our production of specialty products and fuel products, we also produce asphalt and a limited number of other by-products. For the year ended December 31, 2005 and the three months ended March 31, 2006, approximately 52.2% and 72.7%, respectively, of our gross profit was generated from our specialty products segment and approximately 47.8% and 27.3%, respectively, of our gross profit was generated from our fuel products segment.
       Our operating assets consist of our:

•	Princeton Refinery. Our Princeton refinery, with an aggregate crude oil throughput capacity of approximately 10,000 barrels per day (“bpd”) and located in northwest Louisiana, produces specialty lubricating oils, including process oils, base oils, transformer oils and refrigeration oils that are used in a variety of industrial and automotive applications.

•	Cotton Valley Refinery. Our Cotton Valley refinery, with an aggregate crude oil throughput capacity of approximately 13,500 bpd and located in northwest Louisiana, produces specialty solvents that are used principally in the manufacture of paints, cleaners and automotive products.

•	Shreveport Refinery. Our Shreveport refinery, with an aggregate current crude oil throughput capacity of approximately 42,000 bpd and located in northwest Louisiana, produces specialty lubricating oils and waxes, as well as fuel products such as gasoline, diesel fuel and jet fuel. In the second quarter of 2006, we began processing 5,000 bpd of sour crude oil utilizing existing permitted capacity at our Shreveport refinery. We plan to commence construction of an expansion project, scheduled for completion in the third quarter of 2007, to increase our Shreveport refinery’s aggregate crude oil throughput capacity to approximately 57,000 bpd.

•	Distribution and Logistics Assets. We own and operate a terminal in Burnham, Illinois with a storage capacity of approximately 150,000 barrels that facilitates the distribution of our products in the Upper Midwest and East Coast regions of the United States and in Canada. In addition, we lease approximately 1,200 rail cars to receive crude oil or distribute our products throughout the United States and Canada. We also have approximately 4.5 million barrels of aggregate finished product storage capacity at our refineries.

Business Strategies
       Our management team is dedicated to increasing the amount of cash available for distribution on each limited partner unit by executing the following strategies:

•	Concentrate on stable cash flows.

•	Develop and expand our customer relationships.

•	Enhance profitability of our existing assets.

•	Pursue strategic and complementary acquisitions.
Competitive Strengths
       We believe that we are well positioned to execute our business strategies successfully based on the following competitive strengths:

•	We offer our customers a diverse range of specialty products.

•	We have strong relationships with a broad customer base.

•	Our refineries have advanced technology.

•	We have an experienced management team.
Shreveport Refinery Expansion Project
       We plan to commence construction of an expansion project at our Shreveport refinery to increase its throughput capacity and its production of specialty products. The expansion project involves several of the refinery’s operating units and is estimated to result in a crude oil throughput capacity increase of approximately 15,000 bpd, bringing total crude oil throughput capacity of the refinery to approximately 57,000 bpd. Subject to receipt of necessary permits that would enable us to commence construction in the fourth quarter of 2006, the expansion is expected to be completed and fully operational in the third quarter of 2007. Upon completion of the project, our production of specialty lubricating oils and waxes at the Shreveport refinery is anticipated to increase by approximately 75% on a combined basis over first quarter 2006 levels and our production of fuel products at the Shreveport refinery is anticipated to increase by approximately 30% over first quarter 2006 levels. We expect that the expansion project will be accretive on a per unit basis upon its completion.
       As part of the Shreveport refinery expansion project, we plan to increase the Shreveport refinery’s capacity to process an additional 8,000 bpd of sour crude oil, bringing total capacity to process sour crude oil to 13,000 bpd. Of the anticipated 57,000 bpd throughput rate upon completion of the expansion project, we expect the refinery to process approximately 42,000 bpd of sweet crude oil and 13,000 bpd of sour crude oil, with the remainder coming from interplant feedstocks. Our ability to process significant amounts of sour crude oil enhances our competitive position in the industry relative to refiners that process primarily sweet crude oil because sour crude oil typically can be purchased at a discount to sweet crude oil.
       The Shreveport refinery expansion project cannot commence construction until we receive an air quality permit authorizing various air emissions following the project’s completion. Based on our analysis, we expect that we can obtain a state air quality permit and will not be required to obtain a federal Prevention of Significant Deterioration (“PSD”) permit. We plan to file our state permit application in July 2006, receive the permit and commence construction during the fourth quarter of 2006 and put the project into service by the end of the third quarter of 2007. However, if we are required to seek a PSD permit, we expect that the start of construction would be substantially delayed.

       Subject to normal contingencies and assuming construction of the expansion project begins in the fourth quarter of 2006, we anticipate incurring approximately $60 million in capital expenditures related to the expansion project during 2006 and approximately $50 million related to the expansion project in 2007.
Risk Factors
       An investment in our common units involves risks associated with our business, regulatory and legal matters, our limited partnership structure and the tax characteristics of our common units. Please carefully read “Risk Factors” immediately following this “Summary” beginning on page 15.
Partnership Structure
       We are a Delaware limited partnership formed in September 2005 to acquire, own and operate the assets that were historically owned by Calumet Lubricants Co., Limited Partnership.
       Upon the completion of this offering:

•	The Heritage Group, a privately-owned general partnership that invests in a variety of industrial companies, the Fred M. Fehsenfeld, Jr. and F. William Grube families or trusts set up on their behalf, and certain of their affiliates will own 5,761,015 common units and 13,066,000 subordinated units, representing a 62.7% limited partner interest in us;

•	Our general partner, Calumet GP, LLC, will continue to own a 2% general partner interest in us and all of our incentive distribution rights, which entitles our general partner to increasing percentages of the cash we distribute in excess of $0.495 per unit per quarter; and

•	Our public unitholders will own 10,604,985 common units, representing a 35.3% limited partner interest in us.
       The principal difference between our common units and subordinated units is that, in any quarter during the subordination period, holders of the subordinated units are entitled to receive the minimum quarterly distribution of $0.45 per unit only after the common units have received the minimum quarterly distribution plus arrearages from prior quarters. Subordinated units will not accrue arrearages. The subordination period will end if we meet the financial tests in our partnership agreement, but it generally cannot end before December 31, 2010. Please read “— The Offering” for a description of the subordination period.
Holding Company Structure
       As is common with publicly traded limited partnerships and in order to maximize operational flexibility, we conduct our operations through subsidiaries. In order to be treated as a partnership for federal income tax purposes, we must generate 90% or more of our gross income from certain qualifying sources, such as the refining of crude oil and other feedstocks and the marketing of finished petroleum products. However, the income derived from the marketing of these products to certain end-users, such as governmental entities and airlines, is not considered qualifying income for federal income tax purposes. As a result, we market products to these non-qualifying end-users through Calumet Sales Company Incorporated, a corporate subsidiary of our operating company, Calumet Operating, LLC. Income from activities conducted by our corporate subsidiary are taxed at the applicable corporate income tax rate. Dividends received by us from our corporate subsidiary constitute qualifying income. For a more complete description of this qualifying income requirement, please read “Material Tax Consequences— Partnership Status.”
       The following diagram depicts our organization and ownership after giving effect to the offering.

Organizational Structure

Ownership of Calumet Specialty Products Partners, L.P.
Public Common Units	35.3%
Common Units owned by Affiliates of our General Partner	19.2%
Subordinated Units owned by Affiliates of our General Partner	43.5%
General Partner Interest	2.0%

Total	100%

Management and Ownership of Calumet Specialty Products Partners, L.P.
       Calumet GP, LLC, our general partner, has sole responsibility for conducting our business and for managing our operations. The Heritage Group and the Fred M. Fehsenfeld, Jr. and F. William Grube families and their family trusts own our general partner. For information about the executive officers and directors of our general partner, please read “Management — Directors and Executive Officers.” Our general partner does not receive any management fee or other compensation in connection with its management of our business but is entitled to be reimbursed for all direct and indirect expenses incurred on our behalf. Our general partner is also entitled to distributions on its general partner interest and, if specified requirements are met, on its incentive distribution rights. Please read “Certain Relationships and Related Party Transactions” and “Management.”
       Neither our general partner nor the board of directors of our general partner is elected by our unitholders. Unlike shareholders in a publicly traded corporation, our unitholders are not entitled to elect the directors of our general partner.
Principal Executive Offices and Internet Address
       Our principal executive offices are located at 2780 Waterfront Pkwy. E. Drive, Suite 200, Indianapolis, Indiana 46214 and our telephone number is (317) 328-5660. Our website is located at http://www.calumetspecialty.com. We make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, or SEC, available, free of charge, through our website, as soon as reasonably practicable. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.
Summary of Conflicts of Interest and Fiduciary Duties
       Calumet GP, LLC, our general partner, has a legal duty to manage us in a manner beneficial to our unitholders. This legal duty originates in statutes and judicial decisions and is commonly referred to as a “fiduciary duty.” The officers and directors of our general partner also have fiduciary duties to manage our general partner in a manner beneficial to its owners. As a result of this relationship, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates on the other hand. For a more detailed description of the conflicts of interest and fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties.”
       Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner to our unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions that might otherwise constitute a breach of our general partner’s fiduciary duties owed to unitholders. By purchasing a common unit, you are treated as having consented to various actions contemplated in our partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary or other duties under applicable state law. Please read “Conflicts of Interest and Fiduciary Duties — Fiduciary Duties” for a description of the fiduciary duties imposed on our general partner by Delaware law, the material modifications of these duties contained in our partnership agreement and certain legal rights and remedies available to unitholders.

The Offering

Common units offered	3,300,000 common units.

3,795,000 common units, if the underwriters exercise their option to purchase additional units in full.

Units outstanding after this offering	16,366,000 common units, representing a 54.5% limited partner interest in us, and 13,066,000 subordinated units, representing a 43.5% limited partner interest in us.

16,861,000 common units, representing a 55.2% limited partner interest, and 13,066,000 subordinated units, representing a 42.8% limited partner interest in us, if the underwriters exercise their option to purchase additional units in full.

Use of proceeds	We intend to use the estimated net proceeds of approximately $103.1 million from this offering, after deducting underwriting discounts, commissions and fees, and estimated offering expenses of approximately $1.0 million:

• to repay all of our borrowings outstanding under our revolving credit facility, which were $14.8 million as of March 31, 2006 ($16.0 million as of June 23, 2006);

• to fund the construction and other start-up costs of the planned expansion project at our Shreveport refinery; and

• to the extent available, for general partnership purposes.

If we experience a substantial delay in commencing construction of the expansion project at our Shreveport refinery, we intend to use the estimated net proceeds of approximately $103.1 million from this offering:

• to repay all of our borrowings outstanding under our revolving credit facility;

• to fund capital expenditures; and

• to the extent available, for general partnership purposes.

Pending receipt of the air permit necessary to commence construction of the Shreveport expansion project, we plan to invest the portion of the net proceeds from this offering that we plan to use to fund future construction costs in highly liquid cash equivalents, as defined in our credit facilities.

If the underwriters exercise their option to purchase additional units, we will use the additional net proceeds for general partnership purposes.

Cash distributions	We paid a prorated quarterly cash distribution of $0.30 per unit for the first quarter of 2006, or $1.80 per unit on an annualized and un-prorated basis, on May 15, 2006 to unitholders of record as of May 2, 2006. This distribution was for the period from January 31, 2006, the date of the closing of our initial public offering, through the end of the first quarter.

Within 45 days after the end of each quarter, we distribute our available cash to unitholders of record on the applicable record date.

In general, we will pay any cash distributions we make each quarter in the following manner:

• first, 98% to the holders of common units, pro rata, and 2% to our general partner, until each common unit has received a minimum quarterly distribution of $0.45 plus any arrearages from prior quarters;

• second, 98% to the holders of subordinated units, pro rata, and 2% to our general partner, until each subordinated unit has received a minimum quarterly distribution of $0.45; and

• third, 98% to all unitholders, pro rata, and 2% to our general partner, until each unit has received a distribution of $0.495.

If cash distributions to our unitholders exceed $0.495 per common unit in any quarter, our general partner will receive increasing percentages, up to 50%, of the cash we distribute in excess of that amount. We refer to the amount of these distributions in excess of the 2% general partner interest as “incentive distributions.” Please read “How We Make Cash Distributions — Incentive Distribution Rights.”

We must distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner. We refer to this cash as “available cash,” and we define its meaning in our partnership agreement, in “How We Make Cash Distributions — Distributions of Available Cash — Definition of Available Cash” and in the glossary of terms attached as Appendix A. The amount of available cash may be greater than or less than the minimum quarterly distribution to be distributed on all units.

Subordination period	During the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.45 per quarter, plus any arrearages from prior quarters, before any distributions may be made on the subordinated units. The subordination period will extend until the first day of any quarter beginning after December 31, 2010 that each of the following tests are met:

(1) distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded the minimum quarterly distributions on all such units for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

(2) the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units, subordinated units and general partner units during those periods on a fully diluted basis; and

(3) there are no arrearages in payment of minimum quarterly distributions on the common units.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages.

Issuance of additional units	In general, during the subordination period, we may issue up to 6,533,000 additional common units without obtaining unitholder approval. We can also issue an unlimited number of common units in connection with acquisitions and capital improvements that increase cash flow from operations per unit on an estimated pro forma basis. We can also issue additional common units if the proceeds are used to repay certain of our indebtedness.

Until the time that our Shreveport refinery expansion project is put into commercial service, the common units to be issued in connection with this offering will be deemed to constitute a portion of the up to 6,533,000 common units we are permitted to issue during the subordination period without obtaining unitholder approval and will reduce the number of additional common units we may issue in the future without obtaining unitholder approval accordingly. However, we anticipate that our Shreveport refinery expansion project will increase cash flow from operations per unit upon its completion. If this occurs, the common units we issue in this offering that are used to pay for such expansion project will be added back to the number of additional common units we may issue in the future without unitholder approval.

Please read “Units Eligible for Future Sale” and “The Partnership Agreement — Issuance of Additional Securities.”

Limited voting rights	Our general partner manages and operates us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3 % of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, the owners of our general partner and certain of their affiliates will own an aggregate of 64.0% of our common and subordinated units. This will give our general partner the practical ability to prevent its involuntary removal. Please read “The Partnership Agreement — Voting Rights.”

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then-current market price of the common units.

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2008, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $1.80 per unit, we estimate that your average allocable federal taxable income per year will be no more than $0.36 per unit. Please read “Material Tax Consequences — Tax Consequences of Unit Ownership — Ratio of Taxable Income to Distributions.”

Material tax consequences	For a discussion of other material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material Tax Consequences.”

Trading	Our common units are traded on the NASDAQ National Market under the symbol “CLMT.”

Summary Historical and Pro Forma Financial and Operating Data
       The following table shows summary historical financial and operating data of Calumet Lubricants Co., Limited Partnership (“Calumet Predecessor”) and pro forma financial data of Calumet Specialty Products Partners, L.P. (“Calumet”) for the periods and as of the dates indicated. The summary historical financial data as of December 31, 2003, 2004 and 2005 and March 31, 2005 and for the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 are derived from the consolidated financial statements of Calumet Predecessor. The summary financial data as of and for the three months ended March 31, 2006, are derived from the consolidated financial statements of Calumet. The results of operations for the three months ended March 31, 2006 for Calumet include the results of operations of Calumet Predecessor for the period of January 1, 2006 through January 31, 2006. The summary pro forma financial data as of March 31, 2006, and for the year ended December 31, 2005 and the three months ended March 31, 2006 are derived from the unaudited pro forma financial statements of Calumet. The pro forma adjustments have been prepared as if the transactions listed below had taken place on March 31, 2006, in the case of the pro forma balance sheet, or as of January 1, 2005, in the case of the pro forma statement of operations for the three months ended March 31, 2006 and for the year ended December 31, 2005. The pro forma financial data give pro forma effect to:

•	this offering of common units, our general partner’s proportionate capital contribution and our expected application of the estimated proceeds, net of underwriting discounts and commissions and estimated offering expenses, therefrom;

•	our initial public offering of common units, our application of the net proceeds therefrom and the formation transactions related to our partnership; and

•	the refinancing by Calumet Predecessor of its long-term debt obligations pursuant to new credit facilities it entered into in December 2005.
       None of the assets or liabilities of Calumet Predecessor’s Rouseville wax processing facility, Reno wax packaging facility and Bareco wax marketing joint venture, which are included in the historical financial statements, were contributed to us in connection with the closing of our initial public offering on January 31, 2006.
       The following table includes the non-GAAP financial measures EBITDA and Adjusted EBITDA. For a reconciliation of EBITDA and Adjusted EBITDA to net income and cash flow from operating activities, our most directly comparable financial performance and liquidity measures calculated in accordance with GAAP, please read “— Non-GAAP Financial Measures.”
       We derived the information in the following table from, and that information should be read together with and is qualified in its entirety by reference to, the historical and pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

				Calumet
	Calumet Predecessor			Predecessor	Calumet	Calumet Pro Forma

							Three Months
	Year Ended			Three Months Ended		Year Ended	Ended
	December 31,			March 31,		December 31,	March 31,

	2003	2004	2005	2005	2006	2005	2006

	(In thousands, except per unit data)
Summary of Operations Data:
Sales	$430,381	$539,616	$1,289,072	$229,549	$397,694	$1,289,072	$397,694
Cost of sales	385,890	501,284	1,148,715	203,432	346,744	1,148,715	346,744

Gross profit	44,491	38,332	140,357	26,117	50,950	140,357	50,950

Operating costs and expenses:
Selling, general and administrative	9,432	13,133	22,126	3,392	4,929	22,126	4,929
Transportation	28,139	33,923	46,849	10,723	13,907	46,849	13,907
Taxes other than income	2,419	2,309	2,493	732	914	2,493	914
Other	905	839	871	157	115	871	115
Restructuring, decommissioning and asset impairments(1)	6,694	317	2,333	368	—	2,333	—

Total operating income (loss)	(3,098)	(12,189)	65,685	10,745	31,085	65,685	31,085

Other income (expense):
Equity in income (loss) of unconsolidated affiliates	867	(427)	—	—	—	—	—
Interest expense	(9,493)	(9,869)	(22,961)	(4,864)	(3,976)	(8,542)	(2,011)
Debt extinguishment costs	—	—	(6,882)	—	(2,967)	(6,882)	(2,967)
Realized gain (loss) on derivative instruments	(961)	39,160	2,830	(6,651)	(3,080)	2,830	(3,080)
Unrealized gain (loss) on derivative instruments	7,228	(7,788)	(27,586)	603	(17,715)	(27,586)	(17,715)
Other	32	83	242	39	199	242	199

Total other income (expense)	(2,327)	21,159	(54,357)	(10,873)	(27,539)	(39,938)	(25,574)

Net income (loss) before income taxes	(5,425)	8,970	11,328	(128)	3,546	25,747	5,511
Income tax expense	—	—	—	—	14	90	14

Net income (loss)	$(5,425)	$8,970	$11,328	$(128)	$3,532	$25,657	$5,497

Basic and diluted pro forma net income per limited partner unit:
Common					$0.30	$2.47	$0.45

Subordinated					$(0.36)	$(1.94)	$(0.15)

Weighted average units:
Common					12,950	16,366	16,366
Subordinated					13,066	13,066	13,066
Balance Sheet Data (at period end):
Property, plant and equipment, net	$89,938	$126,585	$127,846	$131,194	$127,674		$127,674
Total assets	216,941	318,206	399,717	327,961	349,459		440,008
Accounts payable	32,263	58,027	44,759	28,053	52,216		52,216
Long-term debt	146,853	214,069	267,985	251,376	64,626		49,875
Partners’ capital	25,544	34,514	39,054	34,385	169,180		274,480
Cash Flow Data:
Net cash flow provided by (used in):
Operating activities	$7,048	$(612)	$(34,001)	$(48,005)	$60,115
Investing activities	(11,940)	(42,930)	(12,903)	(6,933)	(2,921)
Financing activities	4,884	61,561	40,990	37,306	(69,282)
Other Financial Data:
EBITDA	$10,837	$25,766	$51,557	$7,532	$13,162	$51,557	$13,162
Adjusted EBITDA	6,110	34,711	85,821	8,718	26,110	85,821	26,110
Operating Data (bpd):
Total sales volume(2)	23,616	24,658	46,953	38,418	52,090
Total feedstock runs(3)	25,007	26,205	50,213	42,059	52,370
Total refinery production(4)	25,204	26,297	48,331	40,343	50,585

(1)	Incurred in connection with the decommissioning of the Rouseville, Pennsylvania facility, the termination of the Bareco joint venture and the closing of the Reno, Pennsylvania facility, none of which were contributed to us in connection with our initial public offering.

(2)	Total sales volume includes sales from the production of our refineries and sales of inventories.

(3)	Feedstock runs represents the barrels per day of crude oil and other feedstocks processed at our refineries.

(4)	Total refinery production represents the barrels per day of specialty products and fuel products yielded from processing crude oil and other refinery feedstocks at our refineries. The difference between total refinery production and total feedstock is primarily a result of the time lag between the input of feedstock and production of end products and volume loss.

Non-GAAP Financial Measures
       We include in this prospectus the non-GAAP financial measures EBITDA and Adjusted EBITDA, and provide reconciliations of EBITDA and Adjusted EBITDA to net income and cash flow from operating activities, our most directly comparable financial performance and liquidity measures calculated and presented in accordance with GAAP.
       EBITDA and Adjusted EBITDA are used as supplemental financial measures by our management and by external users of our financial statements such as investors, commercial banks, research analysts and others, to assess:

•	the financial performance of our assets without regard to financing methods, capital structure or historical cost basis;

•	the ability of our assets to generate cash sufficient to pay interest costs and support our indebtedness;

•	our operating performance and return on capital as compared to those of other companies in our industry, without regard to financing or capital structure; and

•	the viability of acquisitions and capital expenditure projects and the overall rates of return on alternative investment opportunities.
       We define EBITDA as net income plus interest expense, taxes and depreciation and amortization. We define Adjusted EBITDA to be Consolidated EBITDA as defined in our credit facilities. Consistent with that definition, Adjusted EBITDA means, for any period: (1) net income plus (2)(a) interest expense; (b) taxes; (c) depreciation and amortization; (d) unrealized losses from mark to market accounting for hedging activities; (e) unrealized items decreasing net income (including the non-cash impact of restructuring, decommissioning and asset impairments in the periods presented); and (f) other non-recurring expenses reducing net income which do not represent a cash item for such period; minus (3)(a) tax credits; (b) unrealized items increasing net income (including the non-cash impact of restructuring, decommissioning and asset impairment in the periods presented); (c) unrealized gains from mark to market accounting for hedging activities; and (d) other non-recurring expenses and unrealized items that reduced net income for a prior period, but represent a cash item in the current period. We are required to report Adjusted EBITDA to our lenders under our credit facilities and it is used to determine our compliance with the consolidated leverage test thereunder. We are required to maintain a consolidated leverage ratio of consolidated debt to Adjusted EBITDA, after giving effect to any proposed distributions, of no greater than 3.75 to 1 in order to make distributions to our unitholders.
       EBITDA and Adjusted EBITDA should not be considered alternatives to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with GAAP. Our EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of another company because all companies may not calculate EBITDA and Adjusted EBITDA in the same manner. The following tables present a reconciliation of EBITDA and Adjusted

EBITDA to net income and cash flow from operating activities, our most directly comparable GAAP financial performance and liquidity measures, for each of the periods indicated:

	Calumet Predecessor 5,2				Calumet	Calumet Pro Forma

	Three M				onths
				End	ed		Three Months
	Year Ended December 31,			March	31,	Year Ended	Ended
						December 31,	March 31,
	2003	2004	2005	2005	2006	2005	2006

	(In thousands)
Reconciliation of EBITDA and Adjusted EBITDA to net income (loss):
Net income (loss)	$(5,425)	$8,970	$11,328	$(128)	$3,532	$25,657	$5,497
Add:
Interest expense and debt extinguishment costs	9,493	9,869	29,843	4,864	6,943	15,424	4,978
Depreciation and amortization	6,769	6,927	10,386	2,796	2,673	10,386	2,673
Income tax expense	—	—	—	—	14	90	14

EBITDA	$10,837	$25,766	$51,557	$7,532	$13,162	$51,557	$13,162

Add:
Unrealized loss (gain) from mark to market accounting for hedging activities	$(7,228)	$7,788	$27,586	$(603)	$17,715	$27,586	$17,715
Non-cash impact of restructuring, decommissioning and asset impairments	2,250	(1,276)	1,766	368	—	1,766	—
Prepaid non-recurring expenses and accrued non-recurring expenses, net of cash outlays	251	2,433	4,912	1,421	(4,767)	4,912	(4,767)

Adjusted EBITDA	$6,110	$34,711	$85,821	$8,718	$26,110	$85,821	$26,110

	Calumet Predecessor				Calumet

				Three Months
				Ended
	Year Ended December 31,			March 31,

	2003	2004	2005	2005	2006

	(In thousands)
Reconciliation of EBITDA and Adjusted EBITDA to net cash provided (used) by operating activities:
Net cash provided (used) by operating activities	$7,048	$(612)	$(34,001)	$(48,005)	$60,115
Add:
Interest expense and debt extinguishment costs	9,493	9,869	29,843	4,864	6,943
Income tax expense	—	—	—	—	14
Restructuring charge	(874)	—	(1,693)	—	—
Provision for doubtful accounts	(12)	(216)	(294)	(50)	(127)
Equity in (loss) income of unconsolidated affiliates	867	(427)	—	—	—
Dividends received from unconsolidated affiliates	(750)	(3,470)	—	—	—
Debt extinguishment costs	—	—	(4,173)	—	(2,967)
Accounts receivable	4,670	19,399	56,878	22,506	(1,400)
Inventory	(15,547)	20,304	25,441	3,009	(7,313)
Other current assets	563	11,596	(569)	5,117	(16,471)
Derivative activity	6,265	(5,046)	(31,101)	(6,305)	(18,694)
Accounts payable	1,809	(25,764)	13,268	29,974	(7,457)
Accrued liabilities	(1,379)	(1,203)	(5,874)	(2,551)	4,933
Other, including changes in noncurrent assets and liabilities	(1,316)	1,336	3,832	(1,027)	(4,414)

EBITDA	$10,837	$25,766	$51,557	$7,532	$13,162

Add:
Unrealized loss (gain) from mark to market accounting for hedging activities	$(7,228)	$7,788	$27,586	$(603)	$17,715
Non-cash impact of restructuring, decommissioning and asset impairments	2,250	(1,276)	1,766	368	—
Prepaid non-recurring expenses and accrued non-recurring expenses, net of cash outlays	251	2,433	4,912	1,421	(4,767)

Adjusted EBITDA	$6,110	$34,711	$85,821	$8,718	$26,110

RISK FACTORS
       Limited partner interests are inherently different from capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should consider carefully the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.
       The following risks could materially and adversely affect our business, financial condition or results of operations. In that case, we might not be able to pay the minimum quarterly distribution on our common units, the trading price of our common units could decline and you could lose all or part of your investment.
Risks Related to Our Business

We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution following the establishment of cash reserves and payment of fees and expenses, including payments to our general partner.
       We may not have sufficient available cash from operations each quarter to enable us to pay the minimum quarterly distribution. Under the terms of our partnership agreement, we must pay expenses, including payments to our general partner, and set aside any cash reserve amounts before making a distribution to our unitholders. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which is primarily dependent upon our producing and selling quantities of fuel and specialty products, or refined products, at margins that are high enough to cover our fixed and variable expenses. Crude oil costs, fuel and specialty products prices and, accordingly, the cash we generate from operations, will fluctuate from quarter to quarter based on, among other things:

•	overall demand for specialty hydrocarbon products, fuels and other refined products;

•	the level of foreign and domestic production of crude oil and refined products;

•	our ability to produce fuel and specialty products that meet our customers’ unique and precise specifications;

•	the marketing of alternative and competing products;

•	the extent of government regulation;

•	results of our hedging activities; and

•	overall economic and local market conditions.
       In addition, the actual amount of cash we will have available for distribution will depend on other factors, some of which are beyond our control, including:

•	the level of capital expenditures we make, including those for acquisitions, if any;

•	our debt service requirements;

•	fluctuations in our working capital needs;

•	our ability to borrow funds and access capital markets;

•	restrictions on distributions and on our ability to make working capital borrowings for distributions contained in our credit facilities; and

•	the amount of cash reserves established by our general partner for the proper conduct of our business.

The amount of cash we have available for distribution to unitholders depends primarily on our cash flow and not solely on profitability.
       You should be aware that the amount of cash we have available for distribution depends primarily upon our cash flow, including cash flow from financial reserves and working capital borrowings, and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

Refining margins are volatile, and a reduction in our refining margins will adversely affect the amount of cash we will have available for distribution to our unitholders.
       Our financial results are primarily affected by the relationship, or margin, between our specialty products and fuel prices and the prices for crude oil and other feedstocks. The cost to acquire our feedstocks and the price at which we can ultimately sell our refined products depend upon numerous factors beyond our control. Historically, refining margins have been volatile, and they are likely to continue to be volatile in the future. A widely used benchmark in the fuel products industry to measure market values and margins is the “3/2/1 crack spread,” which represents the approximate gross margin resulting from processing one barrel of crude oil, assuming that three barrels of a benchmark crude oil are converted, or cracked, into two barrels of gasoline and one barrel of heating oil. The 3/2/1 crack spread averaged $3.04 per barrel between 1990 and 1999, $4.61 per barrel between 2000 and 2004, $6.52 per barrel in the first quarter of 2005, $9.10 per barrel in the second quarter of 2005, $17.07 per barrel in the third quarter of 2005, $9.81 per barrel in the fourth quarter of 2005, and $8.68 in the first quarter of 2006. Our actual refinery margins vary from the Gulf Coast 3/2/1 crack spread due to the actual crude oil used and products produced, transportation costs, regional differences, and the timing of the purchase of the feedstock and sale of the refined products, but we use the Gulf Coast 3/2/1 crack spread as an indicator of the volatility and general levels of refining margins. Because refining margins are volatile, you should not assume that our current margins will be sustained. If our refining margins fall, it will adversely affect the amount of cash we will have available for distribution to our unitholders. Please read “Industry Overview  — Fuel Products.”
       The price at which we sell specialty products, fuel and other refined products is strongly influenced by the commodity price of crude oil. If crude oil prices increase, our operating margins will fall unless we are able to pass along these price increases to our customers. Increases in selling prices typically lag the rising cost of crude oil for specialty products. It is possible we may not be able to pass on all or any portion of the increased crude oil costs to our customers. In addition, we will not be able to completely eliminate our commodity risk through our hedging activities.

Because of the volatility of crude oil and refined products prices, our method of valuing our inventory may result in decreases in net income.
       The nature of our business requires us to maintain substantial quantities of crude oil and refined product inventories. Because crude oil and refined products are essentially commodities, we have no control over the changing market value of these inventories. Because our inventory is valued at the lower of cost or market value, if the market value of our inventory were to decline to an amount less than our cost, we would record a write-down of inventory and a non-cash charge to cost of sales. In a period of decreasing crude oil or refined product prices, our inventory valuation methodology may result in decreases in net income.

The price volatility of fuel and utility services may result in decreases in our earnings, profitability and cash flows.
       The volatility in costs of fuel, principally natural gas, and other utility services, principally electricity, used by our refinery and other operations affect our net income and cash flows. Fuel and utility prices are affected by factors outside of our control, such as supply and demand for fuel and utility services in both local and regional markets. Natural gas prices have historically been volatile. For example, daily prices as reported on the New York Mercantile Exchange (“NYMEX”) ranged between $4.57 and $8.75 per million British thermal units, or MMBtu, in 2004, between $5.79 and $15.39 per MMBtu in 2005 and between $6.54 and $10.62 per MMBtu in the first quarter of 2006. Typically, electricity prices fluctuate with natural gas prices. Future increases in fuel and utility prices may have a material adverse effect on our results of operations. Fuel and utility costs constituted approximately 45.6% and 45.8% of our total operating expenses included in cost of sales for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively.

Our hedging activities may reduce our earnings, profitability and cash flows.
       We are exposed to fluctuations in the price of crude oil, fuel products, natural gas and interest rates. We utilize derivative financial instruments with the intent of reducing volatility in our cash flows due to fluctuations in these prices or interest rates. We are not able to enter into derivative instruments to reduce the volatility of the sales prices of the specialty hydrocarbon products we sell as there is no established derivative market for such products.
       Historically, we have not designated all of our derivative instruments as hedges in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. According to SFAS 133, changes in fair value of derivatives which have not been designated as hedges are to be recorded in earnings as reflected in unrealized gain (loss) on derivative instruments. For derivatives designated as cash flow hedges, the change in fair value of these derivatives is reflected in other comprehensive income. For the years ended December 31, 2003, 2004 and 2005, these unrealized gains (losses) were $7,228,000, $(7,788,000) and $(27,586,000), respectively. For the three months ended March 31, 2005 and 2006, these unrealized gains (losses) were $603,000 and $(17,715,000), respectively. On April 1, 2006, we designated certain derivative contracts that hedge the purchase of crude oil and sale of fuel products as cash flow hedges to the extent they qualify for hedge accounting.
       The extent of our commodity price exposure is related largely to the effectiveness and scope of our hedging activities. For example, the derivative instruments we utilize are based on posted market prices, which may differ from the actual crude oil prices, natural gas prices or crack spreads that we realize in our operations. Furthermore, we have a policy to enter into derivative transactions related to only a portion of the volume of our expected production or fuel requirements and, as a result, we will continue to have direct commodity price exposure to the unhedged portion. Our actual future production or fuel requirements may be significantly higher or lower than we estimate for such period. If the actual amount is higher than we estimate, we will have greater commodity price exposure than we intended. If the actual amount is lower than the amount that is subject to our derivative financial instruments, we might be forced to satisfy all or a portion of our derivative transactions without the benefit of the cash flow from our sale or purchase of the underlying physical commodity, resulting in a substantial diminution of our liquidity. As a result, our hedging activities may not be as effective as we intend in reducing the volatility of our cash flows and our cash distributions to unitholders may be reduced. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures about Market Risk.”

Our asset reconfiguration and enhancement initiatives, including the planned expansion project at our Shreveport refinery, may not result in revenue or cash flow increases, may be subject to significant cost overruns and are subject to regulatory, environmental, political, legal and economic risks, which could adversely affect our business, operating results, cash flows and financial condition.
       We plan to grow our business through the reconfiguration and enhancement of our refinery assets. As a specific current example, we plan to commence construction of an expansion project at our Shreveport refinery to increase throughput capacity and crude oil processing flexibility. This construction project and the construction of other additions or modifications to our existing refineries involves numerous regulatory, environmental, political, legal and economic uncertainties beyond our control, which could cause delays in construction or require the expenditure of significant amounts of capital, which we may finance with additional indebtedness or by issuing additional equity securities. As a result, these projects may not be completed at the budgeted cost, on schedule or at all. In particular, the Shreveport refinery expansion cannot commence construction until we receive an air quality permit relating to various air emissions following the project’s completion. Although we currently expect to be able to obtain a state air quality permit and commence construction in the fourth quarter of 2006, if we are required to instead seek a federal PSD permit, commencement and completion of the construction project would be substantially delayed.
       Regardless of the date on which construction commences, we currently anticipate that our expansion project at the Shreveport refinery will cost approximately $110 million, but we may suffer significant delays to the expected completion date or significant cost overruns as a result of a delay in the receipt of the required air permit, shortages of workers or materials, transportation constraints, adverse weather, unforeseen difficulties or labor issues. Thus, construction to expand our Shreveport refinery or construction of other additions or modifications to our existing refineries may occur over an extended period of time, and we may not receive any material increases in revenues and cash flows until the projects are completed, or at all. In addition, assuming the underwriters exercise their option to purchase additional units in full, until the Shreveport expansion project is put into commercial service and increases our cash flow from operations on a per unit basis, we will be able to issue only 2,738,000 additional common units without obtaining unitholder approval, thereby limiting our ability to raise additional capital through the sale of common units.
If our general financial condition deteriorates, we may be limited in our ability to obtain credit with counterparties and issue letters of credit, which may affect our ability to enter into hedging arrangements or to purchase crude oil.
       We rely on our ability to obtain unsecured credit lines or issue letters of credit to enter into hedging arrangements in an effort to reduce our exposure to adverse fluctuations in the prices of crude oil, natural gas, and fuel products. We also rely on our ability to obtain unsecured credit lines or issue letters of credit to support the purchase of crude oil feedstocks for our refineries. If, due to our financial condition or other reasons, we are limited in our ability or unable to obtain unsecured credit lines or issue letters of credit, we may be required to post substantial amounts of cash collateral to our hedging counterparties or crude oil suppliers in order to continue these activities, which would adversely affect our liquidity and our ability to distribute cash to our unitholders.
We depend on certain key crude oil gatherers for a significant portion of our supply of crude oil, and the loss of any of these key suppliers or a material decrease in the supply of crude oil generally available to our refineries could materially reduce our ability to make distributions to unitholders.
       We purchase crude oil from major oil companies as well as from various gatherers and marketers in Texas and north Louisiana. For the three months ended March 31, 2006, Plains All American Pipeline, L.P. and Koch Supply and Trading, LP supplied us with approximately 49.7% and 27.1%, respectively, of our total crude oil supplies. Each of our refineries is dependent on one or both of these suppliers and the loss of these suppliers would adversely affect our financial results to the extent we were unable to find another supplier of this substantial amount and type of crude oil. We do not maintain long-term contracts with most of our suppliers. Please read “Business — Crude Oil and Feedstock Supply.”
       To the extent that our suppliers reduce the volumes of crude oil that they supply us as a result of declining production or competition or otherwise, our revenues, net income and cash available for distribution would decline unless we were able to acquire comparable supplies of crude oil on comparable terms from other suppliers, which may not be possible in areas where the supplier that reduces its volumes is the primary supplier in the area. A material decrease in crude oil production from the fields that supply our refineries, as a result of depressed commodity prices, lack of drilling activity, natural production declines or otherwise, could result in a decline in the volume of crude oil we refine. Fluctuations in crude oil prices can greatly affect production rates and investments by third parties in the development of new oil reserves. Drilling activity generally decreases as crude oil prices decrease. We have no control over the level of drilling activity in the fields that supply our refineries, the amount of reserves underlying the wells in these fields, the rate at which production from a well will decline or the production decisions of producers, which are affected by, among other things, prevailing and projected energy prices, demand for hydrocarbons, geological considerations, governmental regulation and the availability and cost of capital.

We are dependent on certain third-party pipelines for transportation of crude oil and refined products, and if these pipelines become unavailable to us, our revenues and cash available for distribution could decline.
       Each of our refineries is interconnected to pipelines that supply most of its crude oil and ship most of its refined fuel products to customers, such as pipelines operated by subsidiaries of TEPPCO Partners, L.P. and ExxonMobil Corporation. Since we do not own or operate any of these pipelines, their continuing operation is not within our control. If any of these third-party pipelines become unavailable to transport crude oil feedstock or our refined products because of accidents, government regulation, terrorism or other events, our revenues, net income and cash available for distribution could decline.

Distributions to unitholders could be adversely affected by a decrease in the demand for our specialty products.
       Changes in our customers’ products or processes may enable our customers to reduce consumption of the specialty products that we produce or make our specialty products unnecessary. Should a customer decide to use a different product due to price, performance or other considerations, we may not be able to supply a product that meets the customer’s new requirements. In addition, the demand for our customers’ end products could decrease, which would reduce their demand for our specialty products. Our specialty product customers are primarily in the industrial goods, consumer goods and automotive goods industries and we are therefore susceptible to changing demand patterns and products in those industries. Consequently, it is important that we develop and manufacture new products to replace the sales of products that mature and decline in use. If we are unable to manage successfully the maturation of our existing specialty products and the introduction of new specialty products, our revenues, net income and cash available for distribution to unitholders could be reduced.

Distributions to unitholders could be adversely affected by a decrease in demand for fuel products in the markets we serve.
       Any sustained decrease in demand for fuel products in the markets we serve could result in a reduction in our cash flow, reducing our ability to make distributions to unitholders. Factors that could lead to a decrease in market demand include:

•	a recession or other adverse economic condition that results in lower spending by consumers on gasoline, diesel, and travel;

•	higher fuel taxes or other governmental or regulatory actions that increase, directly or indirectly, the cost of gasoline and other fuel products;

•	an increase in fuel economy or the increased use of alternative fuel sources;

•	an increase in the market price of gasoline and other fuel products, which may reduce demand for gasoline and other fuel products;

•	competitor actions; and

•	availability of raw materials.

We could be subject to damages based on claims brought against us by our customers or lose customers as a result of the failure of our products to meet certain quality specifications.
       Our specialty products provide precise performance attributes for our customers’ products. If a product fails to perform in a manner consistent with the detailed quality specifications required by the customer, the customer could seek replacement of the product or damages for costs incurred as a result of the product failing to perform as expected. A successful claim or series of claims against us could result in a loss of one or more customers and reduce our ability to make distributions to unitholders.

We are subject to compliance with stringent environmental laws and regulations that may expose us to substantial costs and liabilities.
       Our crude oil and specialty hydrocarbon refining and terminal operations are subject to stringent and complex federal, state and local environmental laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations impose numerous obligations that are applicable to our operations, including the acquisition of permits to conduct regulated activities, the incurrence of significant capital expenditures to limit or prevent releases of materials from our refineries, terminal, and related facilities, and the incurrence of substantial costs and liabilities for pollution resulting both from our operations and from those of prior owners. Numerous governmental authorities, such as the Environmental Protection Agency (“EPA”) and state agencies, such as the Louisiana Department of Environmental Quality (“LDEQ”), have the power to enforce compliance with these laws and regulations and the permits issued under them, often requiring difficult and costly actions. Failure to comply with environmental laws, regulations, permits and orders may result in the assessment of administrative, civil, and criminal penalties, the imposition of remedial obligations, and the issuance of injunctions limiting or preventing some or all of our operations.
       We recently have entered into discussions on a voluntary basis with the LDEQ regarding our participation in that agency’s “Small Refinery and Single Site Refinery Initiative.” We are only in the beginning stages of discussion with the LDEQ and, consequently, while no significant compliance and enforcement expenditures have been requested as a result of our discussions, we anticipate that we will ultimately be required to make emissions reductions or other efforts requiring capital investments and increased operating expenditures that may be material. Please read “Business — Environmental Matters — Air.”

Our business subjects us to the inherent risk of incurring significant environmental liabilities in the operation of our refineries and related facilities.
       There is inherent risk of incurring significant environmental costs and liabilities in the operation of our refineries, terminal, and related facilities due to our handling of petroleum hydrocarbons and wastes, air emissions and water discharges related to our operations, and historical operations and waste disposal practices by prior owners. We currently own or operate properties that for many years have been used for industrial activities, including refining or terminal storage operations. Petroleum hydrocarbons or wastes have been released on or under the properties owned or operated by us. Joint and several strict liability may be incurred in connection with such releases of petroleum hydrocarbons and wastes on, under or from our properties and facilities. Private parties, including the owners of properties adjacent to our operations and facilities where our petroleum hydrocarbons or wastes are taken for reclamation or disposal, may also have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property damage. We may not be able to recover some or any of these costs from insurance or other sources of indemnity.
       Increasingly stringent environmental laws and regulations, unanticipated remediation obligations or emissions control expenditures and claims for penalties or damages could result in substantial costs and liabilities, and our ability to make distributions to our unitholders could suffer as a result. Neither the owners of our general partner nor their affiliates have indemnified us for any environmental liabilities, including those arising from non-compliance or pollution, that may be discovered at, or arise from operations on, our assets they contributed to us. As such, we can expect no economic assistance from any of them in the event that we are required to make expenditures to investigate or remediate any petroleum hydrocarbons, wastes, or other materials. Please read “Business — Environmental Matters.”

We are exposed to trade credit risk in the ordinary course of our business activities.
       We are exposed to risks of loss in the event of nonperformance by our customers, suppliers and by counterparties of our forward contracts, options and swap agreements. Some of our customers, suppliers and counterparties may be highly leveraged and subject to their own operating and regulatory risks. Even if our credit review and analysis mechanisms work properly, we may experience financial losses in our dealings with other parties. Any increase in the nonpayment or nonperformance by any of these parties could reduce our ability to make distributions to our unitholders.

If we do not make acquisitions on economically acceptable terms, our future growth will be limited.
       Our ability to grow depends on our ability to make acquisitions that result in an increase in the cash generated from operations per unit. If we are unable to make these accretive acquisitions either because we are: (1) unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts with them, (2) unable to obtain financing for these acquisitions on economically acceptable terms, or (3) outbid by competitors, then our future growth and ability to increase distributions will be limited. Furthermore, any acquisition involves potential risks, including, among other things:

•	performance from the acquired assets and businesses that is below the forecasts we used in evaluating the acquisition;

•	a significant increase in our indebtedness and working capital requirements;

•	an inability to timely and effectively integrate the operations of recently acquired businesses or assets, particularly those in new geographic areas or in new lines of business;

•	the incurrence of substantial unforeseen environmental and other liabilities arising out of the acquired businesses or assets;

•	the diversion of management’s attention from other business concerns; and

•	customer or key employee losses at the acquired businesses.
If we consummate any future acquisitions, our capitalization and results of operations may change significantly, and you will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of our funds and other resources.

Our refineries face operating hazards, and the potential limits on insurance coverage could expose us to potentially significant liability costs.
       Our refining activities are conducted at three refineries in northwest Louisiana. These refineries are our principal operating assets. Our operations are subject to significant interruption, and our cash from operations could decline, if any of our refineries experiences a major accident or fire, is damaged by severe weather or other natural disaster, or otherwise is forced to curtail its operations or shut down. These hazards could result in substantial losses due to personal injury and/or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage and may result in curtailment or suspension of our related operations.
       We are not fully insured against all risks incident to our business. Furthermore, we may be unable to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies have increased and could escalate further. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. Our business interruption insurance will not apply unless a business interruption exceeds 90 days. We are not insured for environmental accidents. If we were to incur a significant liability for which we were not fully insured, it could diminish our ability to make distributions to unitholders.
Downtime for maintenance at our refineries will reduce our revenues and cash available for distribution.
       Our refineries consist of many processing units, a number of which have been in operation for a long time. One or more of the units may require additional unscheduled down time for unanticipated maintenance or repairs that are more frequent than our scheduled turnaround for each unit every one to five years. Scheduled and unscheduled maintenance reduce our revenues during the period of time that our units are not operating.
We are subject to strict regulations at many of our facilities regarding employee safety, and failure to comply with these regulations could reduce our ability to make distributions to our unitholders.
       The workplaces associated with the refineries we operate are subject to the requirements of the federal Occupational Safety and Health Act (“OSHA”) and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that we maintain information about hazardous materials used or produced in our operations and that we provide this information to employees, state and local government authorities, and local residents. Failure to comply with OSHA requirements, including general industry standards, record keeping requirements and monitoring of occupational exposure to regulated substances, could reduce our ability to make distributions to our unitholders if we are subjected to fines or significant compliance costs.
We face substantial competition from other refining companies.
       The refining industry is highly competitive. Our competitors include large, integrated, major or independent oil companies that, because of their more diverse operations, larger refineries and stronger capitalization, may be better positioned than we are to withstand volatile industry conditions, including shortages or excesses of crude oil or refined products or intense price competition at the wholesale level. If we are unable to compete effectively, we may lose existing customers or fail to acquire new customers. For example, if a competitor attempts to increase market share by reducing prices, our operating results and cash available for distribution to our unitholders could be reduced.

Our debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.
       After giving effect to this offering, we estimate that our total debt as of the close of this offering will be approximately $49.8 million, consisting of borrowings under our term loan facility. Additionally, we have a $50.0 million letter of credit facility to support crack spread hedging. Following this offering, we estimate we will continue to have the ability to incur additional debt, including the capacity to borrow up to approximately $122.6 million under our senior secured revolving credit facility, subject to borrowing base limitations in the credit agreement. Our level of indebtedness could have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	covenants contained in our existing and future credit and debt arrangements will require us to meet financial tests that may affect our flexibility in planning for and reacting to changes in our business, including possible acquisition opportunities;

•	we will need a substantial portion of our cash flow to make principal and interest payments on our indebtedness, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders; and

•	our debt level will make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally.
       Our ability to service our indebtedness will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments and/or capital expenditures, selling assets, restructuring or refinancing our indebtedness, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.
Our credit agreements contain operating and financial restrictions that may restrict our business and financing activities.
       The operating and financial restrictions and covenants in our credit agreements and any future financing agreements could restrict our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, our credit agreements restrict our ability to:

•	incur indebtedness;

•	grant liens;

•	make certain acquisitions and investments;

•	make capital expenditures above specified amounts;

•	redeem or prepay other debt or make other restricted payments;

•	enter into transactions with affiliates;

•	enter into a merger, consolidation or sale of assets; and

•	cease our crack spread hedging program.
       Our ability to comply with the covenants and restrictions contained in our credit agreements may be affected by events beyond our control. If market or other economic conditions deteriorate,

our ability to comply with these covenants may be impaired. If we violate any of the restrictions, covenants, ratios or tests in our credit agreements, a significant portion of our indebtedness may become immediately due and payable, our ability to make distributions may be inhibited and our lenders’ commitment to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, our obligations under our credit agreements are secured by substantially all of our assets, and if we are unable to repay our indebtedness under our credit agreements, the lenders could seek to foreclose on our assets.
An increase in interest rates will cause our debt service obligations to increase.
       Borrowings under our revolving credit facility bear interest at a floating rate (8.00% as of June 23, 2006). Borrowings under our term loan facility bear interest at a floating rate (8.78% as of June 23, 2006). The rates are subject to adjustment based on fluctuations in the London Interbank Offered Rate (“LIBOR”) and prime rate. An increase in the interest rates associated with our floating-rate debt would increase our debt service costs and affect our results of operations and cash flow available for distribution to our unitholders. In addition, an increase in our interest rates could adversely affect our future ability to obtain financing or materially increase the cost of any additional financing.

Our business and operations could be adversely affected by terrorist attacks.
       Since the September 11th terrorist attacks, the U.S. government has issued public warnings that indicate that energy assets might be specific targets of terrorist organizations. The continued threat of terrorism and the impact of military and other actions will likely lead to increased volatility in prices for natural gas and oil and could affect the markets for our products. These developments have subjected our operations to increased risk and, depending on their ultimate magnitude, could have a material adverse affect on our business. We do not carry any terrorism risk insurance.

Due to our lack of asset and geographic diversification, adverse developments in our operating areas would reduce our ability to make distributions to our unitholders.
       We rely exclusively on sales generated from products processed from the refineries we own. Furthermore, almost all of our assets and operations are located in northwest Louisiana. Due to our lack of diversification in asset type and location, an adverse development in these businesses or areas, including adverse developments due to catastrophic events or weather, decreased supply of crude oil feedstocks and/or decreased demand for refined petroleum products, would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets and in diverse locations.

We depend on key personnel for the success of our business and the loss of those persons could adversely affect our business and our ability to make distributions to our unitholders.
       The loss of the services of any member of senior management or key employee could have an adverse effect on our business and reduce our ability to make distributions to our unitholders. We may not be able to locate or employ on acceptable terms qualified replacements for senior management or other key employees if their services were no longer available. Except with respect to Mr. Grube, neither we, our general partner nor any affiliate thereof has entered into an employment agreement with any member of our senior management team or other key personnel. Furthermore, we do not maintain any key man insurance.

We depend on unionized labor for the operation of our refineries. Any work stoppages or labor disturbances at these facilities could disrupt our business.
       Substantially all of our operating personnel at our Princeton, Cotton Valley and Shreveport refineries are employed under collective bargaining agreements that expire in 2008, 2007 and 2007,

respectively. Please read “Business — Employees.” Any work stoppages or other labor disturbances at these facilities could have an adverse effect on our business and reduce our ability to make distributions to our unitholders. In addition, employees who are not currently represented by labor unions may seek union representation in the future, and any renegotiation of current collective bargaining agreements may result in terms that are less favorable to us.

The operating results for our fuel products segment and the selling price of asphalt we produce and sell can be seasonal and are generally lower in the first and fourth quarters of the year.
       The operating results for the fuel products segment and the selling prices of asphalt products we produce can be seasonal. Asphalt demand is generally lower in the first and fourth quarters of the year as compared to the second and third quarters due to the seasonality of road construction. Demand for gasoline is generally higher during the summer months than during the winter months due to seasonal increases in highway traffic. In addition, our natural gas costs can be higher during the winter months. Our operating results for the first and fourth calendar quarters may be lower than those for the second and third calendar quarters of each year as a result of this seasonality.
Risks Inherent in an Investment in Us

Following this offering, the Fred M. Fehsenfeld, Jr. and F. William Grube families or trusts set up on their behalf, The Heritage Group and certain of their affiliates will own a 62.7% limited partner interest in us and will continue to own and control our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to your detriment.
       Following the offering, The Heritage Group, the Fred M. Fehsenfeld, Jr. and F. William Grube families (or trusts set up on their behalf), and certain of their affiliates will own a 62.7% limited partner interest in us. In addition, The Heritage Group and the Fred M. Fehsenfeld, Jr. and F. William Grube families (or trusts set up on their behalf) will continue to own our general partner. Conflicts of interest may arise between our general partner and its affiliates, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, the general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

•	our general partner is allowed to take into account the interests of parties other than us, such as its affiliates, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders;

•	our general partner has limited its liability and reduced its fiduciary duties under our partnership agreement and has also restricted the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty. As a result of purchasing common units, unitholders consent to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable state law;

•	our general partner determines the amount and timing of asset purchases and sales, borrowings, issuance of additional partnership securities, and reserves, each of which can affect the amount of cash that is distributed to unitholders;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

•	our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is a maintenance capital expenditure, which reduces operating surplus, or a capital expenditure for acquisitions or capital improvements, which does not.

This determination can affect the amount of cash that is distributed to our unitholders and the ability of the subordinated units to convert to common units;

•	our general partner has the flexibility to cause us to enter into a broad variety of derivative transactions covering different time periods, the net cash receipts from which will increase operating surplus and adjusted operating surplus, with the result that our general partner may be able to shift the recognition of operating surplus and adjusted operating surplus between periods to increase the distributions it and its affiliates receive on their subordinated units and incentive distribution rights or to accelerate the expiration of the subordination period; and

•	in some instances, our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period.

       Please read “Conflicts of Interest and Fiduciary Duties.”

The Heritage Group and certain of its affiliates may engage in limited competition with us.
       Pursuant to the omnibus agreement, The Heritage Group and its controlled affiliates have agreed not to engage in, whether by acquisition or otherwise, the business of refining or marketing specialty lubricating oils, solvents and wax products as well as gasoline, diesel and jet fuel products in the continental United States (“restricted business”) for so long as it controls us. This restriction does not apply to certain assets and businesses which are more fully described under “Certain Relationships and Related Party Transactions — Omnibus Agreement.”
       Although Mr. Grube is prohibited from competing with us pursuant to the terms of the employment agreement we have entered into with him, the owners of our general partner, other than The Heritage Group, are not prohibited from competing with us.

Our partnership agreement limits our general partner’s fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.
       Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its limited call right, its voting rights with respect to the units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation of our partnership or amendment to our partnership agreement;

•	provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning it believed the decision was in the best interests of our partnership;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us. In determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or those other persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that such person’s conduct was criminal.

       In order to become a limited partner of our partnership, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties — Fiduciary Duties.”

Unitholders have limited voting rights and are not entitled to elect our general partner or its directors.
       Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders did not elect our general partner or its board of directors, and will have no right to elect our general partner or its board of directors on an annual or other continuing basis. The board of directors of our general partner is chosen by the members of our general partner. Furthermore, if the unitholders were dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Even if unitholders are dissatisfied, they cannot remove our general partner without its consent.
       The unitholders are unable initially to remove the general partner without its consent because the general partner and its affiliates own sufficient units to be able to prevent its removal. The vote of the holders of at least 66 2/3 % of all outstanding units voting together as a single class is required to remove the general partner. Following the closing of this offering, the owners of our general partner and certain of their affiliates will own 64.0% of our common and subordinated units. Also, if our general partner is removed without cause during the subordination period and units held by our general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units and any existing arrearages on the common units will be extinguished. A removal of the general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests.
       Cause is narrowly defined in our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of our general partner during the subordination period because of the unitholders’ dissatisfaction with our general partner’s performance in managing our partnership will most likely result in the termination of the subordination period.

Our partnership agreement restricts the voting rights of those unitholders owning 20% or more of our common units.
       Unitholders’ voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

Control of our general partner may be transferred to a third party without unitholder consent.
       Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, our partnership agreement does not restrict the ability of the members of our general partner from transferring their respective membership interests in our general partner to a third party. The new members of our general partner would then be in a position to replace the board of directors and officers of our general partner with their own choices and thereby control the decisions taken by the board of directors.

We do not have our own officers and employees and rely solely on the officers and employees of our general partner and its affiliates to manage our business and affairs.
       We do not have our own officers and employees and rely solely on the officers and employees of our general partner and its affiliates to manage our business and affairs. We can provide no assurance that our general partner will continue to provide us the officers and employees that are necessary for the conduct of our business nor that such provision will be on terms that are acceptable to us. If our general partner fails to provide us with adequate personnel, our operations could be adversely impacted and our cash available for distribution to unitholders could be reduced.

We may issue additional common units without your approval, which would dilute your existing ownership interests.
       During the subordination period, our general partner, without the approval of our unitholders, may also cause us to issue up to 6,533,000 additional common units. Our general partner may also cause us to issue an unlimited number of additional common units or other equity securities of equal rank with the common units, without unitholder approval, in a number of circumstances set forth under “The Partnership Agreement — Issuance of Additional Securities.”
       The issuance of additional common units or other equity securities of equal or senior rank to the common units will have the following effects:

•	our unitholders’ proportionate ownership interest in us may decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the relative voting strength of each previously outstanding unit may be diminished;

•	the market price of the common units may decline; and

•	the ratio of taxable income to distributions may increase.

After the end of the subordination period, we may issue an unlimited number of limited partner interests of any type without the approval of our unitholders. Our partnership agreement does not give our unitholders the right to approve our issuance of equity securities ranking junior to the common units at any time. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity securities, which may effectively rank senior to the common units.

Our general partner’s determination of the level of cash reserves may reduce the amount of available cash for distribution to you.
       Our partnership agreement requires our general partner to deduct from operating surplus cash reserves that it establishes are necessary to fund our future operating expenditures. In addition, our partnership agreement also permits our general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party, or to provide funds for future distributions to partners. These reserves will affect the amount of cash available for distribution to you.

Cost reimbursements due to our general partner and its affiliates will reduce cash available for distribution to you.
       Prior to making any distribution on the common units, we will reimburse our general partner and its affiliates for all expenses they incur on our behalf. Any such reimbursement will be determined by our general partner and will reduce the cash available for distribution to unitholders. These expenses will include all costs incurred by our general partner and its affiliates in managing and operating us. Please read “Certain Relationships and Related Party Transactions” and “Conflicts of Interests and Fiduciary Duties — Conflicts of Interest.”

Our general partner has a limited call right that may require you to sell your units at an undesirable time or price.
       If at any time our general partner and its affiliates own more than 80% of the issued and outstanding common units, our general partner will have the right, but not the obligation, which right it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units to our general partner, its affiliates or us at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your common units. At the completion of this offering, our general partner and its affiliates will own approximately 35.2% of the common units. At the end of the subordination period, assuming no additional issuances of common units, our general partner and its affiliates will own approximately 64.0% of the common units. For additional information about this right, please read “The Partnership Agreement — Limited Call Right.”

Your liability may not be limited if a court finds that unitholder action constitutes control of our business.
       A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law and we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business. You could be liable for any and all of our obligations as if you were a general partner if:

•	a court or government agency determined that we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•	your right to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute “control” of our business.
       For a discussion of the implications of the limitations of liability on a unitholder, please read “The Partnership Agreement — Limited Liability.”

Unitholders may have liability to repay distributions that were wrongfully distributed to them.
       Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, which we call the Delaware Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Purchasers of units who become limited partners are liable for the obligations of the transferring limited partner to make contributions to the partnership that are known to the purchaser of the units at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.
Our common units have a limited trading history and a limited trading volume compared to other units representing limited partner interests.
       Our common units are traded publicly on the NASDAQ National Market under the symbol “CLMT.” However, our common units have a limited trading history and daily trading volumes for our common units are, and may continue to be, relatively small compared to many other units representing limited partner interests quoted on the NASDAQ. This offering may not increase the trading volume for our common units, and the price of our common units may, therefore, be volatile.
       The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

•	our quarterly distributions;

•	our quarterly or annual earnings or those of other companies in our industry;

•	changes in commodity prices or refining margins;

•	loss of a large customer;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

•	future sales of our common units; and

•	the other factors described in these “Risk Factors.”
Tax Risks to Common Unitholders
       In addition to reading the following risk factors, you should read “Material Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service, or IRS, were to treat us as a corporation or we become subject to a material amount of entity-level taxation for state tax purposes, it would substantially reduce the amount of cash available for distribution to you.
       The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other tax matter affecting us.
       If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35% and would likely pay state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of our common units.
       Current law may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. In addition, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. For example, we will be subject to a new entity level tax on the portion of our income that is generated in Texas beginning in our tax year ending in 2007. Specifically, the Texas margin tax will be imposed at a maximum effective rate of 0.7% of our gross income apportioned to Texas. Imposition of such a tax on us by Texas, or any other state, will reduce the cash available for distribution to you.
       Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution levels will be adjusted to reflect the impact of that law on us.

If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted, and the cost of any IRS contest will reduce our cash available for distribution to you.
       We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with some or all of our counsel’s conclusions or positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.

You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.
       Because our unitholders will be treated as partners to whom we will allocate taxable income which could be different in amount than the cash we distribute, you will be required to pay any federal income taxes and, in some cases, state and local income taxes on your share of our taxable income even if you receive no cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from that income.

Tax gain or loss on disposition of our common units could be more or less than expected.
       If you sell your common units, you will recognize a gain or loss equal to the difference between the amount realized and your tax basis in those common units. Prior distributions to you in excess of the total net taxable income you were allocated for a common unit, which decreased your tax basis in that common unit, will, in effect, become taxable income to you if the common unit is sold at a price greater than your tax basis in that common unit, even if the price you receive is less than your original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income. In addition, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale.

Tax-exempt entities and foreign persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.
       Investment in common units by tax-exempt entities, such as individual retirement accounts (“IRAs”), other retirement plans, and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file United States federal tax returns and pay tax on their share of our taxable income. If you are a tax-exempt entity or a foreign person, you should consult your tax advisor before investing in our common units.

We will treat each purchaser of our common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.
       Because we cannot match transferors and transferees of common units and because of other reasons, we have adopted depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. For a further discussion of the effect of the depreciation and amortization positions we have adopted, please read “Material Tax Consequences — Uniformity of Units.”

We have a subsidiary that is treated as a corporation for federal income tax purposes and subject to corporate-level income taxes.
       We conduct all or a portion of our operations in which we market finished petroleum products to certain end-users through a subsidiary that is organized as a corporation. We may elect to conduct additional operations through this corporate subsidiary in the future. This corporate subsidiary is subject to corporate-level tax, which reduces the cash available for distribution to us and, in turn, to you. If the IRS were to successfully assert that this corporation has more tax liability than we anticipate or legislation was enacted that increased the corporate tax rate, our cash available for distribution to you would be further reduced.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.
       We will be considered to have terminated for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Our termination would, among other things, result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income. If this occurs, you will be allocated an increased amount of federal taxable income for the year in which we are considered to be terminated as a percentage of the cash distributed to you with respect to that period. Please read “Material Tax Consequences — Tax Consequences of Unit Ownership — Ratio of Taxable Income to Distributions.”

You will likely be subject to state and local taxes and return filing requirements in states where you do not live as a result of investing in our common units.
       In addition to federal income taxes, you will likely be subject to other taxes, including foreign, state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or own property, even if you do not live in any of those jurisdictions. You will likely be required to file foreign, state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, you may be subject to penalties for failure to comply with those requirements. We own assets and conduct business in Arkansas, California, Connecticut, Florida, Georgia, Indiana, Illinois, Kentucky, Louisiana, Massachusetts, Mississippi, Missouri, New Jersey, New York, Ohio, South Carolina, Pennsylvania, Texas, Utah and Virginia. Each of these states, other than Texas and Florida, currently imposes a personal income tax as well as an income tax on corporations and other entities. As we make acquisitions or expand our business, we may own assets or conduct business in additional states that impose a personal income tax. It is your responsibility to file all United States federal, foreign, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in our common units.

USE OF PROCEEDS
       We expect to receive net proceeds of approximately $103.1 million from the sale of 3,300,000 common units offered by this prospectus after deducting underwriting discounts and commissions and estimated offering expenses of approximately $1.0 million.
       We intend to use all of the estimated net proceeds from this offering:

•	to repay all of our borrowings outstanding under our revolving credit facility, which were $14.8 million as of March 31, 2006 ($16.0 million as of June 23, 2006);

•	to fund the construction and other start-up costs of the planned expansion project at our Shreveport refinery; and

•	to the extent available, for general partnership purposes.
       If we experience a substantial delay in commencing construction of the expansion project at our Shreveport refinery, we intend to use the estimated net proceeds of approximately $103.1 million from this offering:

•	to repay all of our borrowings outstanding under our revolving credit facility;

•	to fund capital expenditures; and

•	to the extent available, for general partnership purposes.
Pending receipt of the air permit necessary to commence construction of the Shreveport expansion project, we plan to invest the portion of the net proceeds from this offering that we plan to use to fund future construction costs in highly liquid cash equivalents, as defined in our credit facilities. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Liquidity and Capital Resources — Capital Expenditures” for additional discussion of the expansion project at our Shreveport refinery.
       If the underwriters exercise their option to purchase additional common units, we will use the additional net proceeds for general partnership purposes.
       We entered into a $225.0 million revolving credit facility in December 2005 and simultaneously drew down a revolving loan thereunder, the proceeds of which (along with simultaneous borrowings under our term loan facility) were used to repay all of our then outstanding indebtedness. Borrowings under our revolving credit facility bear interest at a variable rate based upon LIBOR or the Bank of America, N.A.’s prime rate, at our option. As of June 23, 2006, we had $16.0 million of outstanding indebtedness under our revolving credit facility, which matures in 2010, at an interest rate of 8.0%.

CAPITALIZATION
       The following table shows:

•	our historical cash and capitalization as of March 31, 2006; and

•	on a pro forma basis to reflect the sale of common units in this offering, our general partner’s proportionate capital contribution and the expected application of the estimated net proceeds therefrom.
       We derived this table from, and it should be read in conjunction with and is qualified in its entirety by reference to, the historical and pro forma consolidated financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of
	March 31, 2006

	Historical	Pro Forma

	(In thousands)
Cash	$85	$90,634
Long term debt, including current portion:
Revolving credit loan	14,751	—
Term loan	49,875	49,875

Total debt	64,626	49,875

Partners’ capital:
Common unitholders	147,442	250,524
Subordinated unitholders	20,273	20,273
General partner interest	966	3,184
Accumulated other comprehensive income	499	499

Total partners’ capital	169,180	274,480

Total capitalization	233,806	324,355

PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS
       Our common units are quoted and traded on the NASDAQ National Market under the symbol “CLMT.” Our common units began trading on January 26, 2006 at an initial public offering price of $21.50 per common unit. The following table shows the low and high sales prices per common unit, as reported by the NASDAQ National Market, for the periods indicated. Distributions are shown in the quarter for which they were paid. For the first quarter of 2006, an identical cash distribution was paid on all outstanding common and subordinated units.

			Cash Distribution
	Low	High	Per Unit

2006:
First quarter(1)	$21.70	$27.95	$0.30	(2)
Second quarter(3)	27.11	36.68	—	(4)

(1)	January 26, 2006, the day our common units began trading on the NASDAQ National Market, through March 31, 2006.

(2)	Reflects the pro rata portion of the $0.45 quarterly distribution per unit paid, representing the period from the January 31, 2006 closing of our initial public offering through March 31, 2006.

(3)	Through June 28, 2006.

(4)	The cash distribution for this period has not been declared or paid.
       The last reported sale price of the common units on the NASDAQ National Market on June 28, 2006 was $32.94. As of June 28, 2006, there were approximately 14 holders of record of our common units.

HOW WE MAKE CASH DISTRIBUTIONS
Distributions of Available Cash
       General. Within 45 days after the end of each quarter, we will distribute our available cash to unitholders of record on the applicable record date.
       Definition of Available Cash. Available cash generally means, for any quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments or other agreements; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters.

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter for which the determination is being made. Working capital borrowings are generally borrowings that will be made under our revolving credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.
       Intent to Distribute the Minimum Quarterly Distribution. We will distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.45 per unit, or $1.80 per year, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution on the units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. We are prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our credit agreements. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Debt and Credit Facilities” for a discussion of the restrictions to be included in our credit agreement that may restrict our ability to make distributions.
       General Partner Interest and Incentive Distribution Rights. As of the date of this offering, our general partner is entitled to 2% of all quarterly distributions since inception that we make prior to our liquidation. This general partner interest is represented by 600,653 general partner units. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest. The general partner’s initial 2% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest. Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 50%, of the cash we distribute from operating surplus (as defined below) in excess of $0.45 per unit. The maximum distribution of 50% includes distributions paid to our general partner on its 2% general partner interest, and assumes that our general partner maintains its general partner interest at 2%. The maximum distribution of 50% does not include any distributions that our general partner may receive on units that it owns. Please read “— Incentive Distribution Rights” for additional information.

Operating Surplus and Capital Surplus
       General. All cash distributed to unitholders is characterized as either “operating surplus” or “capital surplus.” Our partnership agreement requires that we distribute available cash from operating surplus differently than available cash from capital surplus.
       Operating Surplus. Operating surplus generally consists of:

•	our cash balance on the closing date of this offering; plus

•	$10.0 million (as described below); plus

•	all of our cash receipts after the closing of this offering, excluding cash from (1) borrowings that are not working capital borrowings, (2) sales of equity and debt securities and (3) sales or other dispositions of assets outside the ordinary course of business; plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; less

•	all of our operating expenditures after the closing of this offering (including the repayment of working capital borrowings, but not the repayment of other borrowings) and maintenance capital expenditures; less

•	the amount of cash reserves established by our general partner for future operating expenditures.
       Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”
       Maintenance capital expenditures represent capital expenditures made to replace partially or fully depreciated assets, to maintain the existing operating capacity of our assets and to extend their useful lives, or other capital expenditures that are incurred in maintaining existing system volumes and related cash flows. Expansion capital expenditures represent capital expenditures made to expand the existing operating capacity of our assets or to expand the operating capacity or revenues of existing or new assets, whether through construction or acquisition. Costs for repairs and minor renewals to maintain facilities in operating condition and that do not extend the useful life of existing assets are treated as operations and maintenance expenses as we incur them. Our partnership agreement provides that our general partner determines how to allocate a capital expenditure for the acquisition or expansion of our assets between maintenance capital expenditures and expansion capital expenditures.
       Capital Surplus. Capital surplus consists of:

•	borrowings other than working capital borrowings;

•	sales of our equity and debt securities; and

•	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirement or replacement of assets.
       Characterization of Cash Distributions. We treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As reflected above, operating surplus includes $10.0 million. This amount does not reflect actual cash on hand that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to this amount of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and borrowings, that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.
Subordination Period
       General. Our partnership agreement provides that, during the subordination period (which we define below and in Appendix A), the common units have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.45 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the existence of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units. All of the outstanding subordinated units are owned by affiliates of our general partner. Please read “Security Ownership of Certain Beneficial Owners and Management.”
       Subordination Period. The subordination period will extend until the first day of any quarter beginning after December 31, 2010 that each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded the minimum quarterly distributions on such common units, subordinated units and general partner units for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units, subordinated units and general partner units during those periods on a fully diluted basis; and

•	there are no arrearages in payment of minimum quarterly distributions on the common units.
       Expiration of the Subordination Period. When the subordination period expires, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and units held by the general partner and its affiliates are not voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.
       Adjusted Operating Surplus. Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods. Adjusted operating surplus consists of:

•	operating surplus generated with respect to that period; less

•	any net increase in working capital borrowings with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.
Distributions of Available Cash from Operating Surplus During the Subordination Period
       We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	first, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•	second, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, 98% to the subordinated unitholders, pro rata, and 2% to the general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “— Incentive Distribution Rights” below.
       The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.
Distributions of Available Cash from Operating Surplus After the Subordination Period
       We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “— Incentive Distribution Rights” below.
       The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.
Incentive Distribution Rights
       Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.
       If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and the general partner in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until each unitholder receives a total of $0.495 per unit for that quarter (the “first target distribution”);

•	second, 85% to all unitholders, pro rata, and 15% to the general partner, until each unitholder receives a total of $0.563 per unit for that quarter (the “second target distribution”);

•	third, 75% to all unitholders, pro rata, and 25% to the general partner, until each unitholder receives a total of $0.675 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.
       In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.
Percentage Allocations of Available Cash from Operating Surplus
       The following table illustrates the percentage allocations of the additional available cash from operating surplus between the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and the general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2% general partner interest and assume our general partner has contributed any additional capital to maintain its 2% general partner interest and has not transferred its incentive distribution rights.

		Marginal Percentage
		Interest in
	Total Quarterly	Distributions
	Distribution
			General
	Target Amount	Unitholders	Partner

Minimum Quarterly Distribution	$0.45	98%	2%
First Target Distribution	up to $0.495	98%	2%
Second Target Distribution	above $0.495 up to $0.563	85%	15%
Third Target Distribution	above $0.563 up to $0.675	75%	25%
Thereafter	above $0.675	50%	50%
Distributions from Capital Surplus
       How Distributions from Capital Surplus Will Be Made. We will make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price;

•	second, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.
       Effect of a Distribution from Capital Surplus. Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from the initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for the general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.
       Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels will be reduced to zero. Our partnership agreement specifies that we then make all future distributions from operating surplus, with 50% being paid to the holders of units and 50% to the general partner. The percentage interests shown for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.
Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels
       In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, our partnership agreement specifies that the following items will be proportionately adjusted:

•	the minimum quarterly distribution;

•	target distribution levels;

•	the unrecovered initial unit price;

•	the number of common units issuable during the subordination period without a unitholder vote; and

•	the number of common units into which a subordinated unit is convertible.
       For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level, the number of common units issuable during the subordination period without unitholder vote would double and each subordinated unit would be convertible into two common units. Our partnership agreement provides that we not make any adjustment by reason of the issuance of additional units for cash or property.
       In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter will be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus the general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.
Distributions of Cash Upon Liquidation
       General. If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.
       The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of the general partner.
       Manner of Adjustments for Gain. The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to the partners in the following manner:

•	first, to the general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	second, 98% to the common unitholders, pro rata, and 2% to the general partner, until the capital account for each common unit is equal to the sum of: (1) the unrecovered initial unit price; (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (3) any unpaid arrearages in payment of the minimum quarterly distribution;

•	third, 98% to the subordinated unitholders, pro rata, and 2% to the general partner until the capital account for each subordinated unit is equal to the sum of: (1) the unrecovered initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	fourth, 98% to all unitholders, pro rata, and 2% to the general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98% to the unitholders, pro rata, and 2% to the general partner, for each quarter of our existence;

•	fifth, 85% to all unitholders, pro rata, and 15% to the general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85% to the unitholders, pro rata, and 15% to the general partner for each quarter of our existence;

•	sixth, 75% to all unitholders, pro rata, and 25% to the general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75% to the unitholders, pro rata, and 25% to the general partner for each quarter of our existence; and

•	thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.
       The percentage interests set forth above for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.
       If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.
       Manner of Adjustments for Losses. If our liquidation occurs before the end of the subordination period, we will generally allocate any loss to the general partner and the unitholders in the following manner:

•	first, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to the general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•	second, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to the general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100% to the general partner.
       If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.
       Adjustments to Capital Accounts. Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in the general partner’s capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA
       The following table shows selected historical financial and operating data of Calumet Lubricants, Co., Limited Partnership (“Calumet Predecessor”) and pro forma financial data of Calumet Specialty Products Partners, L.P. (“Calumet”) for the periods and as of the dates indicated. The selected historical financial data as of December 31, 2001, 2002, 2003, 2004 and 2005 and March 31, 2005 and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 and for the three months ended March 31, 2005, are derived from the consolidated financial statements of Calumet Predecessor. This summary financial data as of and for the three months ended March 31, 2006 are derived from the consolidated financial statements of Calumet. The results of operations for the three months ended March 31, 2006 for Calumet include the results of operations of Calumet Predecessor for the period of January 1, 2006 through January 31, 2006. The selected pro forma financial data as of March 31, 2006 and for the year ended December 31, 2005 and the three months ended March 31, 2006 are derived from the unaudited pro forma financial statements of Calumet. The pro forma adjustments have been prepared as if the transactions listed below had taken place on March 31, 2006, in the case of the pro forma balance sheet, or as of January 1, 2005, in the case of the pro forma statement of operations for the three months ended March 31, 2006 and for the year ended December 31, 2005. The pro forma financial data give pro forma effect to:

•	this offering of common units, our general partner’s proportionate capital contribution and our expected application of the estimated proceeds, net of underwriting discounts and commissions and estimated offering expenses therefrom;

•	our initial public offering of common units, our application of the net proceeds therefrom and the formation transactions related to our partnership; and

•	the refinancing by Calumet Predecessor of its long-term debt obligations pursuant to new credit facilities it entered into in December 2005.
       None of the assets or liabilities of Calumet Predecessor’s Rouseville wax processing facility, Reno wax packaging facility and Bareco wax marketing joint venture, which are included in the historical financial statements, were contributed to us in connection with the closing of our initial public offering on January 31, 2006.
       The following table includes the non-GAAP financial measures EBITDA and Adjusted EBITDA. For a reconciliation of EBITDA and Adjusted EBITDA to net income and cash flow from operating activities, our most directly comparable financial performance and liquidity measures calculated in accordance with GAAP, please read “— Non-GAAP Financial Measures.”
       We derived the information in the following table from, and that information should be read together with and is qualified in its entirety by reference to, the historical and pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Calumet Predecessor					Calumet		Calumet Pro Forma

									Three
						Three Months			Months
	Year Ended December 31,					Ended March 31,		Year Ended	Ended
								December 31,	March 31,
	2001	2002	2003	2004	2005	2005	2006	2005	2006

	(In thousands, except per unit data)
Summary of Operations Data:
Sales	$306,760	$316,350	$430,381	$539,616	$1,289,072	$229,549	$397,694	$1,289,072	$397,694
Cost of sales	272,523	268,911	385,890	501,284	1,148,715	203,432	346,744	1,148,715	346,744

Gross profit	34,237	47,439	44,491	38,332	140,357	26,117	50,950	140,357	50,950

Operating costs and expenses:
Selling, general and administrative	7,844	9,066	9,432	13,133	22,126	3,392	4,929	22,126	4,929
Transportation	24,096	25,449	28,139	33,923	46,849	10,723	13,907	46,849	13,907
Taxes other than income	1,400	2,404	2,419	2,309	2,493	732	914	2,493	914
Other	1,038	1,392	905	839	871	157	115	871	115
Restructuring, decommissioning and asset impairments(1)	9,015	—	6,694	317	2,333	368	—	2,333	—

Total operating income (loss)	(9,156)	9,128	(3,098)	(12,189)	65,685	10,745	31,085	65,685	31,085

Other income (expense):
Equity in income (loss) of unconsolidated affiliates	1,636	2,442	867	(427)	—	—	—	—	—
Interest expense	(6,235)	(7,435)	(9,493)	(9,869)	(22,961)	(4,864)	(3,976)	(8,542)	(2,011)
Debt extinguishment costs	—	—	—	—	(6,882)	—	(2,967)	(6,882)	(2,967)
Realized gain (loss) on derivative instruments	—	1,058	(961)	39,160	2,830	(6,651)	(3,080)	2,830	(3,080)
Unrealized gain (loss) on derivative instruments	—	—	7,228	(7,788)	(27,586)	603	(17,715)	(27,586)	(17,715)
Other	471	88	32	83	242	39	199	242	199

Total other income (expense)	(4,128)	(3,847)	(2,327)	21,159	(54,357)	(10,873)	(27,539)	(39,938)	(25,574)

Net income (loss) before income taxes	(13,284)	5,281	(5,425)	8,970	11,328	(128)	3,546	25,747	5,511
Pro forma income tax expense	—	—	—	—	—	—	14	90	14

Net income (loss)	$(13,284)	$5,281	$(5,425)	$8,970	$11,328	$(128)	$3,532	$25,657	$5,497

Basic and diluted pro forma net income per limited partner unit:
Common							$0.30	$2.47	$0.45

Subordinated							$(0.36)	$(1.94)	$(0.15)

Weighted average units:
Common							12,950	16,366	16,366
Subordinated							13,066	13,066	13,066
Balance Sheet Data (at period end):
Property, plant and equipment, net	$76,316	$85,995	$89,938	$126,585	$127,846	$131,194	$127,674		$127,674
Total assets	192,118	217,915	216,941	318,206	399,717	327,961	349,459		440,008
Accounts payable	24,485	34,072	32,263	58,027	44,759	28,053	52,216		52,216
Long-term debt	127,759	141,968	146,853	214,069	267,985	251,376	64,626		49,875
Partners’ capital	17,362	30,968	25,544	34,514	39,054	34,385	169,180		274,480
Cash Flow Data:
Net cash flow provided by (used in):
Operating activities	$(13,774)	$(4,326)	$7,048	$(612)	$(34,001)	$(48,005)	$60,115
Investing activities	(31,059)	(9,924)	(11,940)	(42,930)	(12,903)	(6,933)	(2,921)
Financing activities	44,872	14,209	4,884	61,561	40,990	37,306	(69,282)

	Calumet Predecessor						Calumet	Calumet Pro Forma

									Three
						Three Months			Months
	Year Ended December 31,					Ended March 31,		Year Ended	Ended
								December 31,	March 31,
	2001	2002	2003	2004	2005	2005	2006	2005	2006

	(In thousands, except per unit data)
Other Financial Data:
EBITDA		$18,592	$10,837	$25,766	$51,557	$7,532	$13,162	$51,557	$13,162
Adjusted EBITDA		16,277	6,110	34,711	85,821	8,718	26,110	85,821	26,110
Operating Data (bpd):
Total sales volume(2)	19,021	19,110	23,616	24,658	46,953	38,418	52,090
Total feedstock runs(3)	18,941	21,665	25,007	26,205	50,213	42,059	52,370
Total refinery production(4)	18,991	21,587	25,204	26,297	48,331	40,343	50,585

(1)	Incurred in connection with the decommissioning of the Rouseville, Pennsylvania facility, the termination of the Bareco joint venture and the closing of the Reno, Pennsylvania facility, none of which were contributed to us in connection with our initial public offering.

(2)	Total sales volume includes sales from the production of our refineries and sales of inventories.

(3)	Feedstock runs represents the barrels per day of crude oil and other feedstocks processed at our refineries.

(4)	Total refinery production represents the barrels per day of specialty products and fuel products yielded from processing crude oil and other refinery feedstocks at our refineries. The difference between total refining production and total feedstock production is primarily a result of the time lag between the input of feedstock and production of end products and volume loss.
Non-GAAP Financial Measures
       We include in this prospectus the non-GAAP financial measures EBITDA and Adjusted EBITDA, and provide reconciliations of EBITDA and Adjusted EBITDA to net income and cash flow from operating activities, our most directly comparable financial performance and liquidity measures calculated and presented in accordance with GAAP.
      EBITDA and Adjusted EBITDA are used as supplemental financial measures by our management and by external users of our financial statements such as investors, commercial banks, research analysts and others, to assess:

•	the financial performance of our assets without regard to financing methods, capital structure or historical cost basis;

•	the ability of our assets to generate cash sufficient to pay interest costs and support our indebtedness;

•	our operating performance and return on capital as compared to those of other companies in our industry, without regard to financing or capital structure; and

•	the viability of acquisitions and capital expenditure projects and the overall rates of return on alternative investment opportunities.
      We define EBITDA as net income plus interest expense, taxes and depreciation and amortization. We define Adjusted EBITDA to be Consolidated EBITDA as defined in our new credit facilities. Consistent with that definition. Adjusted EBITDA means, for any period: (1) net income plus (2)(a) interest expense; (b) taxes; (c) depreciation and amortization; (d) unrealized losses from mark to market accounting for hedging activities; (e) unrealized items decreasing net income (including the non-cash impact of restructuring, decommissioning and asset impairments in the periods presented); and (f) other non-recurring expenses reducing net income which do not represent a cash item for such period; minus (3)(a) tax credits; (b) unrealized items increasing net income (including the non-cash impact of restructuring, decommissioning and asset impairments in the periods presented); (c) unrealized gains from mark to market accounting for hedging activities; and (d) other non-recurring expenses and unrealized items that reduced net income for a prior period, but represent a cash item in the current period. We are required to report Adjusted EBITDA to our lenders under our new credit facilities and it is used to determine our compliance with the consolidated leverage test thereunder. We are required to maintain a consolidated leverage ratio of consolidated debt to Adjusted EBITDA, after giving effect to any proposed distributions, of no greater than 3.75 to 1 in order to make distributions to our unitholders.
      EBITDA and Adjusted EBITDA should not be considered alternatives to net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP. Our EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of another company because all companies may not calculate EBITDA and Adjusted EBITDA in the same manner. The following table presents a reconciliation of EBITDA and Adjusted EBITDA to net income and cash flow from operating activities, our most directly comparable GAAP financial performance and liquidity measures, for each of the periods indicated:

	Calumet Predecessor					Calumet	Calumet Pro Forma

								Three
					Three Months			Months
	Year Ended December 31,				Ended March 31,		Year Ended	Ended
							December 31,	March 31,
	2002	2003	2004	2005	2005	2006	2005	2006

	(In thousands)
Reconciliation of EBITDA and Adjusted EBITDA to net income (loss):
Net income (loss)	$5,281	$(5,425)	$8,970	$11,328	$(128)	$3,532	$25,657	$5,497
Add:
Interest expense and debt extinguishment costs	7,435	9,493	9,869	29,843	4,864	6,943	15,424	4,978
Depreciation and amortization	5,876	6,769	6,927	10,386	2,796	2,673	10,386	2,673
Income tax expense	—	—	—	—	—	14	90	14

EBITDA	$18,592	$10,837	$25,766	$51,557	$7,532	$13,162	$51,557	$13,162

Add:
Unrealized loss (gain) from mark to market accounting for hedging activities	$—	$(7,228)	$7,788	$27,586	$(603)	$17,715	$27,586	$17,715
Non-cash impact of restructuring, decommissioning and asset impairments	—	2,250	(1,276)	1,766	368	—	1,766	—
Prepaid non-recurring expenses and accrued non-recurring expenses, net of cash outlays	(2,315)	251	2,433	4,912	1,421	(4,767)	4,912	(4,767)

Adjusted EBITDA	$16,277	$6,110	$34,711	$85,821	$8,718	$26,110	$85,821	$26,110

	Calumet Predecessor					Calumet

					Three Months
					Ended
	Year Ended December 31,				March 31,

	2002	2003	2004	2005	2005	2006

	(in thousands)
Reconciliation of EBITDA and Adjusted EBITDA to net cash provided (used) by operating activities:
Net cash provided (used) by operating activities	$(4,326)	$7,048	$(612)	$(34,011)	$(48,055)	$60,115
Add:
Interest expense and debt extinguishment costs	7,435	9,493	9,869	29,843	4,864	6,943
Income tax expense	—	—	—	—	—	14
Restructuring charge	—	(874)	—	(1,693)	—	—
Provision for doubtful accounts	(16)	(12)	(216)	(294)	(50)	(127)
Equity in (loss) income of unconsolidated affiliates	2,442	867	(427)	—	—	—
Dividends received from unconsolidated affiliates	(2,925)	(750)	(3,470)	—	—	—
Debt extinguishment costs	—	—	—	(4,173)	—	(2,967)
Accounts receivable	1,025	4,670	19,399	56,878	22,506	(1,400)
Inventory	16,984	(15,547)	20,304	25,441	3,009	(7,313)
Other current assets	(1,295)	563	11,596	(569)	5,117	(16,471)
Derivative activity	3,682	6,265	(5,046)	(31,101)	(6,305)	(18,694)
Accounts payable	(9,587)	1,809	(25,764)	13,268	29,974	(7,457)
Accrued liabilities	2,622	(1,379)	(1,203)	(5,874)	(2,551)	4,933
Other, including changes in noncurrent assets and liabilities	2,551	(1,316)	1,336	3,832	(1,027)	(4,414)

EBITDA	$18,592	$10,837	$25,766	$51,557	$7,532	$13,162

Add:
Unrealized loss (gain) from mark to market accounting for hedging activities	$—	$(7,228)	$7,788	$27,586	$(603)	$17,715
Non-cash impact of restructuring, decommissioning and asset impairments	—	2,250	(1,276)	1,766	368	—
Prepaid non-recurring expenses and accrued non-recurring expenses, net of cash outlays	(2,315)	251	2,433	4,912	1,421	(4,767)

Adjusted EBITDA	$16,277	$6,110	$34,711	$85,821	$8,718	$26,110

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
       The historical consolidated financial statements included in this prospectus reflect all of the assets, liabilities, and results of operations of Calumet Specialty Products Partners, L.P. (“Calumet”) when used in the present tense, prospectively or for historical periods since January 31, 2006 and Calumet Lubricants Co., Limited Partnership (“Calumet Predecessor”) for historical periods prior to January 31, 2006 where applicable. These historical consolidated financial statements include the results of operations of the Rouseville and Reno facilities, which have been closed, and the Bareco joint venture, which was terminated as described below. The following discussion analyzes the financial condition and results of operations of Calumet Predecessor for the years ended December 31, 2003, 2004, 2005, and for the three months ended March 31, 2005. The financial condition and results of operation for the three months ended March 31, 2006 are of Calumet and include the results of operations of Calumet Predecessor for the period from January 1, 2006 to January 31, 2006. You should read the following discussion of the financial condition and results of operations for Calumet Predecessor in conjunction with the historical consolidated financial statements and notes of Calumet Predecessor and historical consolidated financial statements and notes and the pro forma financial statements for Calumet included elsewhere in this prospectus. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in the “Risk Factors” and “Forward-Looking Statements” sections of this prospectus. Our actual results may differ materially from those contained in or implied by any forward-looking statements.
Overview
       We are a leading independent producer of high-quality, specialty hydrocarbon products in North America. Our business is organized into two segments: specialty products and fuel products. In our specialty products segment, we process crude oil into a wide variety of customized lubricating oils, solvents and waxes. Our specialty products are sold to domestic and international customers who purchase them primarily as raw material components for basic industrial, consumer and automotive goods. In our fuel products segment, we process crude oil into a variety of fuel and fuel-related products including unleaded gasoline, diesel fuel and jet fuel. Our specialty products segment results include fuel, asphalt, and other by-products produced in connection with our production of specialty products. Our fuel products segment results includes asphalt and other by-products produced in connection with the production of fuel products at the Shreveport refinery. For the year ended December 31, 2005 and the three months ended March 31, 2006, approximately 52.2% and 72.7%, respectively, of our gross profit was generated from our specialty products segment and approximately 47.8% and 27.3%, respectively, of our gross profit was generated from our fuel products segment.
       On January 31, 2006, we completed our initial public offering of our common units and received aggregate net proceeds (including pursuant to the underwriters’ full exercise of their option to purchase additional units) of approximately $144.4 million. The net proceeds were used to: (1) repay indebtedness and accrued interest under our first lien term loan facility in the amount of approximately $125.7 million, (2) repay indebtedness under our secured revolving credit facility in the amount of approximately $13.1 million and (3) pay transaction fees and expenses in the amount of approximately $5.6 million.
       Subsequent to the acquisition of the Shreveport refinery, Calumet Predecessor undertook to streamline its wax processing and marketing operations by decommissioning its Rouseville facility, closing its Reno facility and terminating its Bareco joint venture. None of the assets or liabilities of Calumet Predecessor’s Rouseville facility, Reno facility or Bareco joint venture were contributed to Calumet in connection with the initial public offering on January 31, 2006. Calumet Predecessor began decommissioning the Rouseville facility in 2003 and completed the decommissioning in 2005. This resulted in restructuring costs of $6.7 million in 2003 and $0.3 million in 2004 and $2.3 million in 2005. In 2005, Calumet Predecessor closed the Reno facility for a restructuring cost of $1.7 million. In 2003, Calumet Predecessor terminated its Bareco joint venture. The results of operations of Bareco are reflected in equity in (loss) income of unconsolidated affiliates in the consolidated statements of operations. The combined net book value of the Reno and Rouseville operations as of December 31, 2005 was $0.4 million.
       Our fuel products segment began operations in 2004, as we substantially completed the approximately $39.7 million reconfiguration of the Shreveport refinery to add motor fuels production, including gasoline, diesel and jet fuel, to its existing specialty products slate as well as to increase overall feedstock throughput. The project was fully completed in February 2005. The reconfiguration was undertaken to capitalize on strong fuels refining margins, or crack spreads, relative to historical levels, to utilize idled assets, and to enhance the profitability of the Shreveport refinery’s specialty products segment by increasing overall refinery throughput. Since completion of the reconfiguration of the Shreveport refinery, crack spreads have increased, which has further improved the profitability of the fuel products segment. We plan to commence construction of an expansion project at our Shreveport refinery to increase throughput capacity and feedstock flexibility. Please read “Liquidity and Capital Resources — Capital Expenditures”.
       Our sales and net income are principally affected by the price of crude oil, demand for specialty and fuel products, prevailing crack spreads for fuel products, the price of natural gas used as fuel in our operations and our results from derivative instrument activities.
       Our primary raw material is crude oil and our primary outputs are specialty petroleum and fuel products. The prices of crude oil, specialty and fuel products are subject to fluctuations in response to changes in supply, demand, market uncertainties and a variety of additional factors beyond our control. We monitor these risks and enter into financial derivatives designed to mitigate the impact of commodity price fluctuations on our business. The primary purpose of our commodity risk management activities is to economically hedge our cash flow exposure to commodity price risk so that we can meet our cash distribution, debt service and capital expenditure requirements despite fluctuations in crude oil and fuel product prices. We enter into derivative contracts for future periods in quantities which do not exceed our projected purchases of crude oil and fuels production. Please read “— Quantitative and Qualitative Disclosures about Market Risk — Commodity Price Risk.”
       Our management uses several financial and operational measurements to analyze our performance. These measurements include the following:

•	Sales volumes;

•	Production yields; and

•	Specialty products and fuel products gross profit.
       Sales volumes. We view the volumes of specialty and fuel products sold as an important measure of our ability to effectively utilize our refining assets. Our ability to meet the demands of our customers is driven by the volumes of crude oil and feedstocks that we run at our refineries. Higher volumes improve profitability both through the spreading of fixed costs over greater volumes and the additional gross margin achieved on the incremental volumes.
       Production yields. We seek the optimal product mix for each barrel of crude oil we refine in order to maximize our gross profits and minimize lower margin by-products which we refer to as production yield.
       Specialty products and fuel products gross profit. Specialty products and fuel products gross profit are an important measure of our ability to maximize the profitability of our specialty products and fuel products segments. We define specialty products and fuel products gross profit as sales less the cost of crude oil and other feedstocks and other production-related expenses, the most significant portion of which include labor, fuel, utilities, contract services, maintenance and processing materials. We use specialty products and fuel products gross profit as an indicator of our ability to manage our business during periods of crude oil and natural gas price fluctuations, as the prices of our specialty products and fuel products generally do not change immediately with changes in the price of crude oil and natural gas. The increase in selling prices typically lags behind the rising costs of crude oil feedstocks for specialty products. Other than plant fuel, production-related expenses generally remain stable across broad ranges of throughput volumes, but can fluctuate depending on the maintenance and turnaround activities performed during a specific period. Maintenance expense includes accruals for turnarounds and other maintenance expenses.
       In addition to the foregoing measures, we also monitor our general and administrative expenditures, substantially all of which are incurred through our general partner, Calumet GP, LLC.
Results of Operations
       The following table sets forth information about our combined refinery operations. Refining production volume differs from sales volume due to changes in inventory.

				Calumet
	Calumet Predecessor			Predecessor	Calumet

	Year Ended			Three Months Ended
	December 31,			March 31,

	2003-	2004	2005	2005	2006

Total sales volume (bpd)(1)	23,616	24,658	46,953	38,418	52,090
Total feedstock runs (bpd)(2)	25,007	26,205	50,213	42,059	52,370
Refinery production (bpd)(3):
Specialty products:
Lubricating oils	8,290	9,437	11,556	10,095	11,695
Solvents	4,623	4,973	4,422	3,422	4,346
Waxes	699	1,010	1,020	886	1,144
Asphalt and other by-products	5,159	5,992	6,313	5,490	5,561
Fuels	6,433	3,931	2,354	2,395	2,508

Total	25,204	25,343	25,665	22,288	25,254

Fuel products:
Gasoline	—	3	8,278	6,401	10,002
Diesel fuel	—	583	8,891	7,792	7,724
Jet fuel	—	342	5,080	3,772	7,308
Asphalt and other by-products	—	26	417	90	297

Total	—	954	22,666	18,055	25,331

Total refinery production	25,204	26,297	48,331	40,343	50,585

(1)	Total sales volume includes sales from the production of our refineries and sales of inventories.

(2)	Feedstock runs represents the barrels per day of crude oil and other feedstocks processed at our refineries.

(3)	Total refinery production represents the barrels per day of specialty products and fuel products yielded from processing crude oil and other refinery feedstocks at our refineries. The difference between total refinery production and total feedstock runs is primarily a result of the time lag between the input of feedstock and production of end products and volume loss.

       The following table sets forth information about the sales of our principal products.

				Calumet
	Calumet Predecessor			Predecessor	Calumet

	Year Ended			Three Months Ended
	December 31,			March 31,

	2003	2004	2005	2005	2006

	(In millions)
Specialty products:
Lubricating oils	$205.9	$251.9	$394.4	$79.0	$132.9
Solvents	87.6	114.7	145.0	27.5	52.4
Waxes	32.3	39.5	43.6	8.5	15.5
Fuels	83.5	72.7	44.0	11.7	11.8
Asphalt and other by-products	21.1	51.2	76.3	15.1	17.1

Total	430.4	530.0	703.3	141.8	229.7

Fuel products:
Gasoline	—	—	223.6	27.9	71.9
Diesel fuel	—	3.3	230.9	40.7	56.0
Jet fuel	—	—	121.3	15.3	38.9
Asphalt and other by-products	—	6.3	10.0	3.8	1.2

Total	—	9.6	585.8	87.7	168.0

Consolidated sales	$430.4	$539.6	$1,289.1	$229.5	$397.7

       The following table reflects our consolidated results of operations.

				Calumet
				Predecessor	Calumet
	Calumet Predecessor

				Three Months Ended
	Year Ended December 31,			March 31,

	2003	2004	2005	2005	2006

	(In millions)
Sales	$430.4	$539.6	$1,289.1	$229.5	$397.7
Cost of sales	385.9	501.3	1,148.7	203.4	346.7

Gross profit	44.5	38.3	140.4	26.1	51.0

Operating costs and expenses:
Selling, general and administrative	9.4	13.1	22.1	3.4	4.9
Transportation	28.2	34.0	46.9	10.7	13.9
Taxes other than income taxes	2.4	2.3	2.5	0.7	1.0
Other	0.9	0.8	0.9	0.2	0.1
Restructuring, decommissioning and asset impairments	6.7	0.3	2.3	0.4	—

Operating income (loss)	(3.1)	(12.2)	65.7	10.7	31.1

Other income (expense):
Equity in (loss) income of unconsolidated affiliates	0.9	(0.4)	—	—	—
Interest expense	(9.5)	(9.9)	(23.0)	(4.8)	(4.0)
Debt extinguishment costs	—	—	(6.9)	—	(3.0)
Realized gain (loss) on derivative instruments	(1.0)	39.2	2.8	(6.6)	(3.1)
Unrealized gain (loss) on derivative instruments	7.3	(7.8)	(27.6)	0.6	(17.7)
Other	—	0.1	0.3	—	0.2

Total other income (expense)	(2.3)	21.2	(54.4)	(10.8)	(27.6)

Net income (loss)	$(5.4)	$9.0	$11.3	$(0.1)	$3.5

Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005
       Sales. Sales increased $168.1 million, or 73.3%, to $397.7 million in the three months ended March 31, 2006 from $229.5 million in the three months ended March 31, 2005. Sales for each of our principal product categories in these periods were as follows:

	Calumet
	Predecessor	Calumet

	Three Months Ended
	March 31,

	2005	2006	% Change

	(Dollars in millions)
Sales by segment:
Specialty products:
Lubricating oils	$79.0	$132.9	68.2%
Solvents	27.5	52.4	90.2
Waxes	8.5	15.5	81.5
Fuels(1)	11.7	11.8	0.8
Asphalt and by-products(2)	15.1	17.1	13.9

Total specialty products	$141.8	$229.7	61.9%

Total specialty products volume (in barrels)	2,033,000	2,414,000	18.8%
Fuel products:
Gasoline	$27.9	$71.9	157.7%
Diesel	40.7	56.0	37.3
Jet fuel	15.3	38.9	154.5
Asphalt and by-products(3)	3.8	1.2	(67.6)

Total fuel products	$87.7	$168.0	91.5%

Total fuel products sales volumes (in barrels)	1,425,000	2,274,000	59.6%
Total sales	$229.5	$397.7	73.3%

Total sales volumes (in barrels)	3,458,000	4,688,000	35.6%

(1)	Represents fuels produced in connection with the production of specialty products at the Princeton and Cotton Valley refineries.

(2)	Represents asphalt and other by-products produced in connection with the production of specialty products at the Princeton, Cotton Valley and Shreveport refineries.

(3)	Represents asphalt and other by-products produced in connection with the production of fuels at the Shreveport refinery.
       This $168.1 million increase in sales resulted from the increased production of our fuels operations at the Shreveport refinery in the first quarter of 2005, which accounted for $80.3 million of the increase, and from a $87.9 million increase in sales by our specialty products segment.
       Specialty products segment sales for the three months ended March 31, 2006 increased $87.9 million, or 61.9% over sales for the three months ended March 31, 2005, primarily due to a 36.3% increase in the average selling price per barrel. In addition, specialty products segment sales were positively affected by an 18.8% increase in volumes sold, from approximately 2.0 million barrels in the first quarter of 2005 to 2.4 million barrels in the first quarter of 2006 mainly due to increased sales volume of 0.3 million and 0.2 million barrels for lubricating oils and solvents, respectively, partially offset by decreased sales of fuels and asphalt and by-products that are produced by the specialty products segment. Average selling prices per barrel for lubricating oils, solvents, fuels and asphalt and by-product prices increased at rates comparable to or in excess of the overall 25.1% increase in the cost of crude oil per barrel during the period, whereas waxes increased by only 22.0% due to market conditions.
       Fuel products segment sales for 2006 increased $80.3 million, or 91.5% for the three months ended March 31, 2006, primarily due to increased volume of 59.6% attributable to the increased production of our fuels operations at the Shreveport refinery in the first quarter of 2005. This increase was due to increased combined sales volume for gasoline and jet fuel of 0.8 million barrels, or $48.3 million, with diesel fuel sales volume remaining relatively constant. In addition, fuel product segment sales increased due to a 20.1% increase in average sales prices per barrel for fuel products consistent with the 25.6% increase in the cost of crude oil per barrel.
       Gross Profit. Gross profit increased $24.8 million, or 95.1%, to $51.0 million for the three months ended March 31, 2006 from $26.1 million for the three months ended March 31, 2005. Gross profit for our specialty and fuel products segments were as follows:

	Calumet
	Predecessor	Calumet

	Three Months Ended
	March 31,

	2005	2006	% Change

	(Dollars in millions)
Gross profit by segment:
Specialty products	$17.7	$37.1	109.6%
Percentage of sales	12.5%	16.2%
Fuel products	$8.4	$13.9	65.5%
Percentage of sales	9.5%	8.3%
Total gross profit	$26.1	$51.0	95.1%
Percentage of sales	11.4%	12.8%
       This $24.8 million increase in total gross profit includes an increase in gross profit of $19.4 million in our specialty product segment and $5.5 million in our fuel product segment.
       The increase of $19.4 million in our specialty products segment gross profit was primarily due to improved selling prices and profitability of lubricating oils at our Shreveport refinery which is attributable to the increase of 0.4 million barrels in sales volumes and a 36.3% increase in sales prices for the specialty products segment which exceeded the 25.1% increase in the cost of crude oil.
       The increase of $5.5 million in our fuel products segment gross profit was primarily affected by a 59.6% increase in sales volume, which was largely driven by increased combined sales volume for gasoline and jet fuel of 0.8 million barrels as a result of the increased production of the fuels operations at the Shreveport refinery in the first quarter of 2005.
       Selling, general and administrative. Selling, general and administrative expenses increased $1.5 million, or 45.3%, to $4.9 million in the three months ended March 31, 2006 from $3.4 million in the three months ended March 31, 2005. This increase primarily reflects increased general and administrative costs incurred as a result of being a publicly traded partnership and increased employee compensation costs.
       Transportation. Transportation expenses increased $3.2 million, or 29.7%, to $13.9 million in the three months ended March 31, 2006 from $10.7 million in the three months ended March 31, 2005. The quarter over quarter increase in transportation expense is primarily due to the overall increase in volumes which was partially offset by more localized marketing of fuel products.

       Restructuring, decommissioning and asset impairments. Restructuring, decommissioning and asset impairment expenses were $0.4 million in the three months ended March 31, 2005, and we incurred no such expenses in 2006. The charges recorded in 2005 related to asset impairment of the Reno wax packaging assets. No assets impairments occurred the first quarter of 2006.
       Interest expense. Interest expense decreased $0.9 million, or 18.3%, to $4.0 million in the three months ended March 31, 2006 from $4.9 million in the three months ended March 31, 2005. This decrease was primarily due to our debt refinancing in December 2005 and the repayment of debt with the proceeds of our initial public offering, which occurred on January 31, 2006.
       Debt extinguishment costs. Debt extinguishment costs increased to $3.0 million for the three months ended March 31, 2006 compared to no debt extinguishment costs for the three months ended March 31, 2005, as a result of the repayment of borrowings under our term loan using a portion of the net proceeds from our initial public offering, which occurred on January 31, 2006.
       Realized loss on derivative instruments. Realized loss on derivative instruments decreased $3.6 million, or 53.7%, to a $3.1 million loss in the three months ended March 31, 2006 from a $6.7 million loss in the three months ended March 31, 2005. This decrease primarily was the result of a new mix of crude and fuel product margin collar and swap contracts which have experienced less decline in value than the contracts that settled in the first quarter of 2005.
       Unrealized (loss) gain on derivative instruments. Unrealized loss on derivative instruments increased $18.3 million to a $17.7 million loss in the three months ended March 31, 2006 from a $0.6 million unrealized gain for the three months ended March 31, 2005. This unrealized loss is a non-cash item that results from valuing at fair value our derivative instruments used to hedge our fuel products margins in future periods. The increase compared to the same period in the prior year is primarily due to the decline in fair value of these instruments as the market prices for fuel products have increased. Our objective in hedging our fuel products margins is to ensure stability of cash flows in future periods. We believe that this hedging program is helping us achieve this objective.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
       Sales. Sales increased $749.5 million, or 138.9%, to $1,289.1 million in the year ended December 31, 2005 from $539.6 million in the year ended December 31, 2004. Sales for each of our principal product categories in these periods were as follows:

	Calumet Predecessor

	Year Ended December 31,

	2004	2005	% Change

	(Dollars in millions)
Sales by segment:
Specialty products:
Lubricating oils	$251.9	$394.4	56.6%
Solvents	114.7	145.0	26.4
Waxes	39.5	43.6	10.4
Fuels(1)	72.7	44.0	(39.5)
Asphalt and by-products(2)	51.2	76.3	48.8

Total specialty products	$530.0	$703.3	32.7%

Total specialty products volume (in barrels)	8,807,000	8,900,000	1.1%
Fuel products:
Gasoline	$—	$223.6	—
Diesel	3.3	230.9	6,885.7%
Jet fuel	—	121.3	—
Asphalt and by-products(3)	6.3	10.0	59.0

Total fuel products	$9.6	$585.8	5,998.2%

Total fuel products sales volumes (in barrels)	193,000	8,238,000	4,168.4%
Total sales	$539.6	$1,289.1	138.9%

Total sales volumes (in barrels)	9,000,000	17,138,000	90.4%

(1)	Represents fuels produced in connection with the production of specialty products at the Princeton and Cotton Valley refineries.

(2)	Represents asphalt and other by-products produced in connection with the production of specialty products at the Princeton, Cotton Valley and Shreveport refineries.

(3)	Represents asphalt and other by-products produced in connection with the production of fuels at the Shreveport refinery.
       This $749.5 million increase in sales resulted primarily from the startup of our fuels operations at Shreveport in the fourth quarter of 2004, which accounted for $576.2 million of the increase, and also from a $173.3 million increase in sales by our specialty products segment.
       Specialty products segment sales for 2005 increased $173.3 million, or 32.7%, due to a 31.3% increase in the average selling price per barrel and a 1.1% increase in volumes sold, from approximately 8.8 million barrels in 2004 to 8.9 million barrels in 2005. Average selling prices per barrel for lubricating oils, solvents and fuels increased at rates comparable to or in excess of the overall 30.9% increase in the cost of crude oil per barrel during the period. Asphalt and by-product prices per barrel increased by only 7.4% due to market conditions. The slight increase in volumes sold was largely due to higher production volumes offset by downtime in February 2005 at Cotton Valley for a plant expansion project, which resulted in reduced volumes of fuels and solvents for that period. Fuel sales decreased disproportionately more than solvents because we had higher levels of inventory of solvents at Cotton Valley available for sale.

       Fuel products segment sales for 2005 increased $576.2 million which is attributable to the reconfiguration of the Shreveport refinery, which was fully completed by February 2005, and the start-up of our fuel products segment in the fourth quarter of 2004.
       Gross Profit. Gross profit increased $102.0 million, or 266.2%, to $140.4 million for the year ended December 31, 2005 from $38.3 million for year ended December 31, 2004. Gross profit for our specialty and fuel products segments were as follows:

	Calumet
	Predecessor

	Year Ended
	December 31,

	2004	2005	% Change

	(Dollars in millions)
Gross profit by segment:
Specialty products	$40.6	$73.3	80.5%
Percentage of sales	7.7%	10.4%
Fuel products	$(2.3)	$67.1	—
Percentage of sales	(24.1)%	11.5%
Total gross profit	$38.3	$140.4	266.2%
Percentage of sales	7.1%	10.9%
       This $102.0 million increase in total gross profit includes an increase in gross profit of $69.4 million in our fuel products segment, which began operations late in 2004, and an increase of $32.7 million in our specialty product segment gross profit which was driven by a 31.3% increase in selling prices and improved profitability on specialty products manufactured at our Shreveport refinery due to the increase in the refinery’s overall throughput largely resulting from its reconfiguration. The increase in specialty products gross profit was offset by a 30.9% increase in the average price of crude oil per barrel. During 2005, we were able to successfully increase prices on our lubricating oils, solvents and fuels at rates comparable to or in excess of the rising cost of crude oil.
       Selling, general and administrative. Selling, general and administrative expenses increased $9.0 million, or 68.5%, to $22.1 million in the year ended December 31, 2005 from $13.1 million in the year ended December 31, 2004. This increase primarily reflects increased employee compensation costs due to incentive bonuses.
       Transportation. Transportation expenses increased $12.9 million, or 38.1%, to $46.8 million in the year ended December 31, 2005 from $33.9 million in the year ended December 31, 2004. The year over year increase in transportation expense was due to the overall increase in volumes which was partially offset by more localized marketing of fuel products.
       Restructuring, decommissioning and asset impairments. Restructuring, decommissioning and asset impairment expenses increased $2.0 million to $2.3 million in the year ended December 31, 2005 from $0.3 million in the year ended December 31, 2004.
       During 2005, we recorded a $2.0 million charge related to the closing of the Reno wax packaging facility. During 2004, we recorded a $0.3 million charge related to the completion of the Rouseville asset decommissioning.
       Interest expense. Interest expense increased $13.1 million, or 132.7%, to $23.0 million in the year ended December 31, 2005 from $9.9 million in the year ended December 31, 2004. This increase was primarily due to our debt refinancing and increased borrowings under our prior credit agreements for the reconfiguration of the Shreveport facility entered into during the fourth quarter of 2004. Borrowings under the prior term loan agreement incurred interest at a fixed rate of 14.0%.

       On December 9, 2005, we repaid our existing facilities with the proceeds of borrowings under our current credit agreements. This resulted in debt extinguishment costs of $6.9 million being recorded in the fourth quarter.
       Gain (loss) on derivative instruments. Gains (loss) on derivative instruments decreased $56.1 million, to a $24.8 million loss in the year ended December 31, 2005 from a $31.4 million gain in the year ended December 31, 2004. This decrease primarily was the result of marking to fair value a new mix of fuel product margin collar and swap contracts which experienced significant declines in value due to increased crack spreads as of December 31, 2005.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
       Sales. Sales increased $109.2 million, or 25.4%, to $539.6 million in the year ended December 31, 2004 from $430.4 million in the year ended December 31, 2003. Sales for each of our principal product categories in these periods were as follows:

	Calumet Predecessor

	Year Ended December 31,

	2003	2004	% Change

	(Dollars in millions)
Sales by segment:
Specialty products:
Lubricating oils	$205.9	$251.9	22.3%
Solvents	87.6	114.7	30.9
Waxes	32.3	39.5	22.3
Fuels(1)	83.5	72.7	(13.0)
Asphalt and by-products(2)	21.1	51.2	142.7

Total specialty products	$430.4	$530.0	23.1%
Total specialty products volumes (in barrels)	8,620,000	8,807,000	2.2%
Fuel products:
Gasoline	$—	$—	—
Diesel	—	3.3	—
Jet fuel	—	—	—
Asphalt and by-products(3)	—	6.3	—

Total fuel products	$—	$9.6	—

Total fuel products volumes (in barrels)	—	193,000	—

Total sales	$430.4	$539.6	25.4%

Total sales volumes (in barrels)	8,620,000	9,000,000	4.4%

(1)	Represents fuels produced in connection with the production of specialty products at the Princeton and Cotton Valley refineries.

(2)	Represents asphalt and other by-products produced in connection with the production of specialty products at the Princeton and Cotton Valley refineries.

(3)	Represents asphalt and other by-products produced in connection with the production of fuels at the Shreveport refinery.
       This $109.2 million increase in sales resulted primarily from a 23.1% increase in specialty products sales, and also from the addition of $9.6 million in sales from the start-up of our fuel products operations at the Shreveport refinery. The increase in specialty product sales resulted primarily from an increase of 20.5% in the average price per barrel of product sold, and also from a

2.2% increase in volumes sold, from approximately 8.6 million barrels in 2003 to 8.8 million barrels in 2004. Sales price increases were driven by an average 32.5% increase in the cost of crude oil per barrel over the same period. Increases in prices for waxes lagged our average increase in price per barrel of product sold compared to the increase in prices for lubricating oils, solvents and fuels. In 2004 as compared to 2003, sales volumes of fuels decreased and sales volumes of asphalt and by-products increased due to a different mix of feedstock.
       Gross Profit. Gross profit decreased $6.2 million, or 13.8%, to $38.3 million for the year ended December 31, 2004 from $44.5 million for the year ended December 31, 2003. Gross profit for our specialty and fuel products segments were as follows:

	Calumet Predecessor

	Year Ended
	December 31,

	2003	2004	% Change

	(Dollars in millions)
Gross profit by segment:
Specialty products	$44.5	$40.6	(8.6)%
Percentage of sales	10.3%	7.7%
Fuel products	—	(2.3)	—
Percentage of sales	—	(24.1)%
Total gross profit	$44.5	$38.3	(13.8)%
Percentage of sales	10.3%	7.1%
       This $6.2 million decrease in total gross profit includes a decrease of $3.9 million in specialty products gross profit and a loss of $2.3 million in our fuel products segment which began operations in late 2004. The decrease in specialty products gross profit resulted from a 32.3% increase in the average price of crude oil per barrel which was partially offset by a 20.5% increase in selling prices and 2.2% increase in sales volumes. The increase in selling prices lagged behind the rising costs of crude oil feedstocks for specialty products. However, we sought to manage the financial impact of this lag through the use of derivative instruments, which provided gains in the 2003 and 2004 periods as described in gain (loss) on derivative instruments below.
       Selling, general and administrative. Selling, general and administrative expenses increased $3.7 million, or 39.2%, to $13.1 million in the year ended December 31, 2004 from $9.4 million in the year ended December 31, 2003. This increase primarily reflects $2.2 million of increased compensation costs due to our incentive bonuses.
       Transportation. Transportation expenses increased $5.8 million, or 20.6%, to $33.9 million in the year ended December 31, 2004 from $28.1 million in the year ended December 31, 2003. This increase primarily reflects fuel surcharges and rail rate increases.
       Restructuring, decommissioning and asset impairments. Restructuring, decommissioning and asset impairment expenses decreased $6.4 million to $0.3 million in the year ended December 31, 2004 from $6.7 million in the year ended December 31, 2003. In 2004, we recorded a $0.3 million charge related to the completion of the Rouseville asset decommissioning. In 2003, we recorded a $6.7 million charge related to the decommissioning of the Rouseville facility and related asset impairment.
       Interest expense. Interest expense increased $0.4 million, or 4.0%, to $9.9 million in the year ended December 31, 2004 from $9.5 million in the year ended December 31, 2003. This increase was primarily due to increased borrowings under the credit agreement with a limited partner and borrowings under the term loan agreement related to the reconfiguration of the Shreveport refinery entered into during the fourth quarter of 2004.

       Gain (loss) on derivative instruments. Gains on derivative instruments increased $25.1 million, or 400.6%, to $31.4 million in the year ended December 31, 2004 from $6.3 million in the year ended December 31, 2003. This increase was the result of marking to fair value gains due to the rising price of crude oil in relation to the contractual strike prices on our derivative instruments and our new mix of fuel product margin collar and swap contracts during 2004.
Liquidity and Capital Resources
       Our principal historical sources of cash have included the issuance of private debt, bank borrowings, and cash flow from operations. Principal historical uses of cash have included capital expenditures, growth in working capital and debt service. We expect that our principal uses of cash in the future will be to finance working capital, capital expenditures, distributions and debt service.

Cash Flows
       We believe that we have sufficient liquid assets, cash flow from operations and borrowing capacity to meet our financial commitments, debt service obligations, contingencies and anticipated capital expenditures. However, we are subject to business and operational risks that could materially adversely affect our cash flows. A material decrease in our cash flows would likely produce a corollary materially adverse effect on our borrowing capacity.
       The following table summarizes our primary sources and uses of cash in the periods presented (in millions):

				Calumet
	Calumet Predecessor			Predecessor	Calumet

	Year Ended			Three Months Ended
	December 31,			March 31,

	2003	2004	2005	2005	2006

Net cash provided by (used in) operating activities	$7.0	$(0.6)	$(34.0)	$(48.0)	$60.1
Net cash used in investing activities	(11.9)	(42.9)	(12.9)	(6.9)	(2.9)
Net cash provided by (used in) financing activities	$4.9	$61.6	$41.0	$37.3	$(69.3)
       Operating Activities. Operating activities provided $60.1 million in cash during the three months ended March 31, 2006 compared to $48.0 million used in operating activities during the three months ended March 31, 2005. The cash provided by operating activities during the three months ended March 31, 2006 primarily consisted of a $26.2 million decrease in current assets, a $7.5 million increase in accounts payable, and a $17.7 million unrealized loss on derivatives instruments. These were offset by increases in other current liabilities of $4.9 million. The cash used in operating activities during the three months ended March 31, 2005 was primarily due to the build up of working capital as a result of the rampup of the fuels operations at the Shreveport refinery.
       Operating activities used $34.0 million in cash during the year ended December 31, 2005 compared to $0.6 million during the year ended December 31, 2004. This increase is primarily due to increases in accounts receivable of $56.9 million and inventory of $25.4 million, which relate to the rising price of crude oil and the increase in throughput in our fuel products segment as the Shreveport reconfiguration was completed in February 2005. The increase was also driven by the decrease in accounts payable which relates to the timing of payment for capital expenditures and the increase in purchases from suppliers who required shorter payment terms. The increase was partially offset by the mark to market impact of derivative instruments.

       Operating activities used $0.6 million of cash for the year ended December 31, 2004 compared to generating $7.0 million of cash for the year ended December 31, 2003. This decrease is primarily due to increased levels of accounts receivable and inventory which more than offset increases in net income and accounts payable. This net increase in accounts payable was driven primarily by capital expenditures related to the Shreveport reconfiguration incurred but not paid at the end of 2004 and the rising cost of crude oil.
       Investing Activities. Cash used in investing activities decreased to $2.9 million during the three months ended March 31, 2006 as compared to $6.9 million during the three months ended March 31, 2005. This decrease is primarily due to the $5.1 million of additions to property, plant and equipment related to the reconfiguration at our Shreveport refinery incurred during 2005, with no comparable expenditures in 2006.
       Cash used in investing activities decreased to $12.9 million during the year ended December 31, 2005 as compared to $42.9 million during the year ended December 31, 2004. This decrease is primarily due to the $36.0 million of additions to property, plant and equipment related to the reconfiguration at our Shreveport refinery incurred during 2004, with no comparable expenditures in 2005, offset by an upgrade to the capacity and enhancement of product mix at our Cotton Valley refinery in 2005.
       Cash used in investing activities increased to $42.9 million for the year ended December 31, 2004 compared to $11.9 million for the year ended December 31, 2003. This increase is primarily due to $36.0 million of additions to property, plant and equipment related to the reconfiguration at our Shreveport refinery incurred during 2004.
       Financing Activities. Financing activities used cash of $69.3 million for the three months ended March 31, 2006 compared to providing $37.3 million for the three months ended March 31, 2005. This decrease is primarily due to the use of cash from operations to pay down debt and borrowings in the three months ended March 31, 2005 to finance the growth in working capital related to the increased production of fuel products operations at Shreveport.
       Financing activities provided cash of $41.0 million for the year ended December 31, 2005 compared to $61.6 million for the year ended December 31, 2004. This decrease is primarily due to distributions to our partners of $7.3 million and increased borrowings in 2005 to finance the growth in working capital related to the startup of fuel products operations at Shreveport.
       Cash provided by financing activities increased to $61.6 million for the year ended December 31, 2004 compared to $4.9 million for the year ended December 31, 2003. This increase is primarily due to the third party borrowings of $49.8 million and additional borrowings from a limited partner obtained to finance the reconfiguration at our Shreveport refinery.

Cash Distributions to Unitholders
       We paid a quarterly distribution of $0.30 per unit ($8.0 million) to common and subordinated unitholders and our general partner on May 15, 2006. The $0.30 per unit distribution reflected the pro rata portion of the $0.45 quarterly distribution per unit for the period from January 31, 2006, the date of the closing of our initial public offering, through March 31, 2006. We intend to continue making minimum quarterly distributions of $0.45 per unit to all common and subordinated unitholders throughout 2006 to the extent we have sufficient cash from operations after establishment of cash reserves.

Capital Expenditures
       Our capital requirements consist of capital improvement expenditures, replacement capital expenditures and environmental expenditures. Capital improvement expenditures include expenditures to acquire assets to grow our business and to expand existing facilities, such as projects that increase operating capacity. Replacement capital expenditures replace worn out or obsolete equipment or parts. Environmental expenditures include property additions to meet or exceed environmental and operating regulations. We expense all maintenance costs with major maintenance and repairs (facility turnarounds) accrued in advance over the period between turnarounds.
       The following table sets forth our capital improvement expenditures, replacement capital expenditures and environmental expenditures in each of the periods shown.

				Calumet
	Calumet Predecessor			Predecessor	Calumet

	Year Ended			Three Months Ended
	December 31,			March 31,

	2003	2004	2005	2005	2006

	(In millions)
Capital improvement expenditures	$7.5	$39.0	$8.8	$5.9	$1.7
Replacement capital expenditures	4.3	2.6	3.5	1.0	0.6
Environmental expenditures	0.4	1.4	0.7	—	0.7

Total	$12.2	$43.0	$13.0	$6.9	$3.0

       We anticipate that future capital improvement requirements will be provided through long-term borrowings, other debt financings, equity offerings and/or cash on hand.

Shreveport Refinery Expansion Project
       We plan to commence construction of an expansion project at our Shreveport refinery to increase its throughput capacity and its production of specialty products. The expansion project involves several of the refinery’s operating units and is estimated to result in a crude oil throughput capacity increase of approximately 15,000 bpd, bringing total crude oil throughput capacity of the refinery to approximately 57,000 bpd. Subject to receipt of necessary permits that would enable us to commence construction in the fourth quarter of 2006, the expansion is expected to be completed and fully operational in the third quarter of 2007. Upon completion of the project, our production of specialty lubricating oils and waxes at the Shreveport refinery is anticipated to increase by approximately 75% on a combined basis over first quarter 2006 levels and our production of fuel products at the Shreveport refinery is anticipated to increase by approximately 30% over first quarter 2006 levels. We expect that the expansion project will be accretive on a per unit basis upon its completion.
       As part of the Shreveport refinery expansion project, we plan to increase the Shreveport refinery’s capacity to process an additional 8,000 bpd of sour crude oil, bringing total capacity to process sour crude oil to 13,000 bpd. Of the anticipated 57,000 bpd throughput rate upon completion of the expansion project, we expect the refinery to process approximately 42,000 bpd of sweet crude oil and 13,000 bpd of sour crude oil, with the remainder coming from interplant feedstocks. Our ability to process significant amounts of sour crude oil enhances our competitive position in the industry relative to refiners that process primarily sweet crude oil because sour crude oil typically can be purchased at a discount to sweet crude oil.
       The Shreveport refinery expansion project cannot commence construction until we receive an air quality permit authorizing various air emissions following the project’s completion. Based on our analysis, we expect that we can obtain a state air quality permit and will not be required to obtain a federal PSD permit. We plan to file our state permit application in July 2006, receive the permit and commence construction during the fourth quarter of 2006 and put the project into service by the end of the third quarter of 2007. However, if we are required to seek a PSD permit, we expect that the start of construction would be substantially delayed.

       Subject to normal contingencies and receipt of necessary permits that would enable us to commence construction in the fourth quarter of 2006, we anticipate incurring approximately $60 million in capital expenditures related to the expansion project during 2006 and approximately $50 million related to the expansion project in 2007. Please read “Risk Factors — Our asset reconfiguration and enhancement initiatives, including the planned expansion project at our Shreveport refinery, may not result in revenue or cash flow increases, may be subject to significant cost overruns and are subject to regulatory, environmental, political, legal and economic risks, which could adversely affect our business, operating results, cash flows and financial condition.”

Debt and Credit Facilities
       On December 9, 2005, we repaid all of our existing indebtedness under our prior credit facilities and entered into new credit agreements with syndicates of financial institutions for credit facilities that consist of:

•	a $225.0 million senior secured revolving credit facility; and

•	a $225.0 million senior secured first lien credit facility consisting of a $175.0 million term loan facility and a $50.0 million letter of credit facility to support crack spread hedging.
       At March 31, 2006 we had borrowings of $49.9 million under our term loan and $14.8 million under our revolving credit facility. Our letters of credit outstanding as of March 31, 2006 were $40.0 million under the revolving credit facility and $50.0 million under the $50.0 million letter of credit facility.
       At December 31, 2005 we had borrowings of $175.0 million under our term loan facility and $93.0 million under our revolving credit facility. Our letters of credit outstanding as of December 31, 2005 were $37.7 million under the revolving credit facility and $11.0 million under the $50 million letter of credit facility to support crack spread hedging.
       The secured revolving credit facility currently bears interest at Bank of America, N.A.’s prime rate or LIBOR plus 150 basis points (which basis point margin may fluctuate), has a first priority lien on our cash, accounts receivable and inventory and a second priority lien on our fixed assets and matures in December 2010. On March 31, 2006, we had availability on our revolving credit facility of $130.5 million, based upon its $185.2 million borrowing base, $40.0 million in outstanding letters of credit, and borrowings of $14.8 million. As of June 23, 2006, we had availability on our revolving credit facility of $122.1 million, based upon its $204.3 borrowing base, $66.2 million in outstanding letters of credit, and borrowings of $16.0 million.
       The term loan facility was fully drawn at the time of the refinancing. The term loan facility bears interest at a rate of LIBOR plus 350 basis points and the letter of credit facility to support crack spread hedging bears interest at a rate of 3.5%. Each facility has a first priority lien on our fixed assets and a second priority lien on our cash, accounts receivable and inventory and matures in December 2012. Under the terms of our term loan facility, we applied a portion of the net proceeds we received from our initial public offering, including and the underwriters’ option to purchase additional units, to repay the term loan facility, and are required to make mandatory repayments of approximately $0.1 million at the end of each fiscal quarter, beginning with the fiscal quarter ended March 31, 2006 and ending with the fiscal quarter ending December 31, 2011. At the end of each fiscal quarter in 2012 we are required to make mandatory repayments of approximately $11.8 million per quarter, with the remainder of the principal due at maturity. On April 24, 2006, the Company entered into an interest rate swap agreement with a counterparty to fix the LIBOR component of the interest rate on a portion of outstanding borrowings under its term loan facility. The notional amount of the interest rate swap agreement is 85% of the outstanding term loan balance over its remaining term, with LIBOR fixed at 5.44%. Borrowings under the term loan facility bear interest at LIBOR plus 3.50%.

       On June 19 and 22, 2006, we completed the amendments to our revolving and term loan credit facilities, respectively, to increase the amount of permitted capital expenditures we may make in order to accommodate our Shreveport refinery expansion project and to increase the level of permitted annual capital expenditures beginning in 2007.
       Our letter of credit facility to support crack spread hedging is secured by a first priority lien on our fixed assets. As long as this first priority lien is in effect, we will have no obligation to post additional cash, letters of credit or other collateral to supplement this $50.0 million letter of credit to secure our crack spread hedges at any time, even if our counterparty’s exposure to our credit increases over the term of the hedge as a result of higher commodity prices.
       The credit facilities permit us to make distributions to our unitholders as long as we are not in default or would not be in default following the distribution. Under the credit facilities, we are obligated to comply with certain financial covenants requiring us to maintain a Consolidated Leverage Ratio of no more than 3.75 to 1 (as of the end of each fiscal quarter and after giving effect to a proposed distribution) and available liquidity of at least $30.0 million (after giving effect to a proposed distribution). The Consolidated Leverage Ratio is defined under our credit agreements to mean the ratio of our consolidated debt (as defined in the credit agreements) as of the last day of any fiscal quarter to our Adjusted EBITDA (as defined below) for the four fiscal quarter period ending on such date. Available liquidity is a measure used under our credit agreements to mean the sum of the cash and borrowing capacity under our revolving credit facility that we have as of a given date. Adjusted EBITDA means Consolidated EBITDA as defined in our credit facilities to mean, for any period: (1) net income plus (2)(a) interest expense; (b) taxes; (c) depreciation and amortization; (d) unrealized losses from mark to market accounting for hedging activities; (e) unrealized items decreasing net income (including the non-cash impact of restructuring, decommissioning and asset impairments in the periods presented); and (f) other non-recurring expenses reducing net income which do not represent a cash item for such period; minus (3)(a) tax credits; (b) unrealized items increasing net income (including the non-cash impact of restructuring, decommissioning and asset impairments in the periods presented); (c) unrealized gains from mark to market accounting for hedging activities; and (d) other non-recurring expenses and unrealized items that reduced net income for a prior period, but represent a cash item in the current period.
       In addition, at any time that our borrowing capacity under our revolving credit facility falls below $25.0 million, we must maintain a Fixed Charge Coverage Ratio of at least 1 to 1 (as of the end of each fiscal quarter). The Fixed Charge Coverage Ratio is defined under our credit agreements to mean the ratio of (a) Adjusted EBITDA minus Consolidated Capital Expenditures minus Consolidated Cash Taxes, to (b) Fixed Charges (as each such term is defined in our credit agreements). We anticipate that we will continue to be in compliance with the financial covenants contained in our credit facilities and will, therefore, be able to make distributions to our unitholders.
       In addition, our credit agreements contain various covenants that limit, among other things, our ability to: incur indebtedness; grant liens; make certain acquisitions and investments; make capital expenditures above specified amounts; redeem or prepay other debt or make other restricted payments such as dividends to unitholders; enter into transactions with affiliates; enter into a merger, consolidation or sale of assets; and cease our refining margin hedging program (our lenders have required us to obtain and maintain derivative contracts for refining margins in our fuels segment for a rolling two-year period for at least 40%, and no more than 80%, of our anticipated fuels production).
       If an event of default exists under our credit agreements, the lenders will be able to accelerate the maturity of the credit facilities and exercise other rights and remedies. An event of default is defined as nonpayment of principal interest, fees or other amounts; failure of any representation or warranty to be true and correct when made or confirmed; failure to perform or observe covenants in the credit agreement or other loan documents, subject to certain grace periods; payment defaults in respect of other indebtedness; cross-defaults in other indebtedness if the effect of such default is to cause the acceleration of such indebtedness under any material agreement if such default could have a material adverse effect on us; bankruptcy or insolvency events; monetary judgment defaults; the accrual of liability with respect to any pension or multiemployer plan in excess of $5.0 million asserted invalidity of the loan documentation; a change of control in us; the loss of collateral; the inability to conduct any material part of our business; and certain criminal matters.

Contractual Obligations and Commercial Commitments
       A summary of our total contractual cash obligations as of March 31, 2006, is as follows:

	Payments Due by Period (in thousands)

		Less
		Than	1-3	3-5	More Than
	Total	1 Year	Years	Years	5 Years

Long-term debt obligations	$64,626	$500	$1,000	$15,751	$47,375
Operating lease obligations(1)	33,766	7,813	10,502	7,088	8,363
Letters of credit(2)	40,045	40,045	—	—	—
Crack spread hedging letter of credit(3)	50,000	—	—	—	50,000
Purchase commitments(4)	784,641	396,974	354,597	33,070	—
Employment agreement(5)	1,609	333	666	610	—

Total obligations	$974,687	$445,665	$366,765	$56,519	$105,738

(1)	We have various operating leases for the use of land, storage tanks, pressure stations, railcars, equipment, precious metals and office facilities that extend through August 2015.

(2)	Standby letters of credit supporting crude oil purchases and hedging activities.

(3)	Standby letters of credit supporting hedging activities.

(4)	Purchase commitments consist of obligations to purchase fixed volumes of crude oil from various suppliers based on current market prices at the time of delivery.

(5)	Annual compensation under the employment agreement of F. William Grube, President and Chief Executive Officer.
Critical Accounting Policies and Estimates
       Our discussion and analysis of results of operations and financial condition are based upon our consolidated financial statements for the three months ended March 31, 2005 and 2006 and the years ended December 31, 2003, 2004 and 2005. These consolidated financial statements have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the amounts reported in those financial statements. On an ongoing basis, we evaluate estimates and base our estimates on historical experience and assumptions believed to be reasonable under the circumstances. Those estimates form the basis for our judgments that affect the amounts reported in the financial statements. Actual results could differ from our estimates under different assumptions or conditions. Our significant accounting policies, which may be affected by our estimates and assumptions, are more fully described in Note 2 to our consolidated financial statements that appear elsewhere in this prospectus. We believe that the following are the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations.

Revenue Recognition
       We recognize revenue on orders received from our customers when there is persuasive evidence of an arrangement with the customer that is supportive of revenue recognition, the customer has made a fixed commitment to purchase the product for a fixed or determinable sales price, collection is reasonably assured under our normal billing and credit terms, and ownership and all risks of loss have been transferred to the buyer, which is upon shipment to the customer.

Turnaround
       Periodic major maintenance and repairs (turnaround costs) applicable to refining facilities are accounted for using the accrue-in-advance method. Accruals are based upon management’s estimate of the nature and extent of maintenance and repair necessary for each facility. Actual expenditures could vary significantly from management’s estimates as the scope of a turnaround may significantly change once the actual maintenance has commenced.

Inventory
       The cost of inventories is determined using the last-in, first-out (LIFO) method. Costs include material, labor and manufacturing overhead costs. We review our inventory balances quarterly for excess inventory levels or obsolete products and write down, if necessary, the inventory to net realizable value. The replacement cost of our inventory, based on current market values, would have been $47.8 million and $53.2 million higher at December 31, 2005 and March 31, 2006, respectively.
Derivatives
       We utilize derivative instruments to minimize our price risk and volatility of cash flows associated with the purchase of crude oil and natural gas, the sale of fuel products and interest expense. In accordance with Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, which was amended in June 2000 by SFAS No. 138 and in May 2003 by SFAS No. 149 (collectively referred to as “SFAS 133”), we recognize all derivative transactions as either assets or liabilities at fair value on the balance sheet. To the extent designated as an effective cash flow hedge of an exposure to future changes in the value of a purchase or sale transaction, the change in fair value of the derivative is deferred in other comprehensive income. For cash flow hedges of the purchase of natural gas and crude oil, the realized gain or loss on the derivative instrument is recorded to cost of goods sold in the statement of operations upon completed purchase of crude oil or natural gas. The realized gain or loss upon the settlement of a cash flow hedge of the sale of diesel fuel or gasoline is recorded to sales in the statement of operations when the sale occurs. For derivative instruments not designated as cash flow hedges and the portion of any cash flow hedge that is determined to be ineffective, the change in fair value of the asset or liability for the period is recorded to unrealized gain or loss on derivative instruments in the statement of operations. Upon the settlement of a derivative not designated as a cash flow hedge, the gain or loss for the gain or loss at settlement is recorded to realized gain or loss on derivative instruments in the statement of operations.
       At March 31, 2006, certain derivatives hedging natural gas and crude oil purchases for our specialty products segment were designated as cash flow hedges. During 2003, 2004 and through November 30, 2005, none of our outstanding derivative transactions were designated as hedges. At March 31, 2006, $0.5 million was recorded in other comprehensive income related to these natural gas and crude derivative contracts with $0.1 million to be recognized in the statement of operations during the remainder of 2006 and $0.4 million in 2007.
       At March 31, 2006, we had not designated our derivative contracts hedging refining margins as cash flow hedges. The company utilizes third party valuations, published market data and option valuation models to determine the fair value of these derivatives. The change in fair value of these derivatives is recorded in unrealized gain or loss on derivative instruments in the statement of operations. On April 1, 2006, we designated certain derivative contracts that hedge the purchase of crude oil and sale of fuel products as cash flow hedges to the extent they qualify for hedge accounting.

       In April 2006, we entered into a derivative contract to minimize a portion of our exposure to rising interest rates. We have designated this contract as a cash flow hedge.
Recent Accounting Pronouncements
       In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting (SFAS) No. 151, Inventory Costs — an amendment of Accounting Research Bulletin (ARB) No. 43, Chapter 4. The Statement clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials should be recognized as current-period expenses regardless of how abnormal the circumstances. In addition, this Statement requires that the allocation of fixed overheads to the costs of conversion be based upon normal production capacity levels. The Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not anticipate that this Statement will have a material effect on our financial position, results of operations or cash flows.
       On December 16, 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.
       Statement 123(R) is effective for fiscal years beginning after July 1, 2005. We expect to adopt Statement 123(R) using the “modified prospective” method in which compensation cost is recognized beginning with the effective date based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date. There was no impact of adoption of Statement 123(R) as we had not granted share-based payments as of the date of adoption.
       In 2005, the FASB Interpretation No. 47 (FIN 47), Accounting for Conditional Asset Retirement Obligations was issued. We were required to adopt this interpretation as of December 31, 2005. We have conditional asset retirement obligations related to our Cotton Valley, Shreveport and Princeton refineries related to asbestos. We believe that there is an indeterminate settlement date for these obligations so that a fair value cannot be reasonably estimated. Therefore, we did not record any liability for asset retirement obligations related to these refineries upon adoption of FIN 47.
Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk
       We are exposed to market risk from fluctuations in interest rates. As of December 31, 2005 and March 31, 2006, we had approximately $268.0 million and $64.6 million of variable rate debt, respectively. Holding other variables constant (such as debt levels) a one hundred basis point change in interest rates on our variable rate debt as of March 31, 2006 would be expected to have an impact on net income and cash flows for 2006 of approximately $0.6 million.

Commodity Price Risk
       Both our profitability and our cash flows are affected by volatility in prevailing crude oil and natural gas prices and crack spreads (the difference between crude oil prices and refined product sale prices). The primary purpose of our commodity risk management activities is to hedge our exposure to price risks associated with the cost of crude oil and natural gas and sales prices of our fuel and specialty products.

Crude Oil Price Volatility
       We are exposed to significant fluctuations in the price of crude oil, our principal raw material. Given the historical volatility of crude oil prices, this exposure can significantly impact product costs and gross profit. Holding all other variables constant, and excluding the impact of our current hedges, we expect a $1.00 change in the per barrel price of crude oil would change our specialty product segment cost of sales by $9.7 million and our fuel product segment cost of sales by $9.1 million on an annual basis based on our results for the three months ended March 31, 2006.

Crude Oil Hedging Policy
       Because we typically do not set prices for our specialty products in advance of our crude oil purchases, we can take into account the cost of crude oil in setting prices. We further manage our exposure to fluctuations in crude oil prices in our specialty products segment through the use of derivative instruments. Our policy is generally to enter into crude oil contracts for three to six months forward and for 50% to 70% of our anticipated crude oil purchases related to our specialty products production.

Natural Gas Price Volatility
       Since natural gas purchases comprise a significant component of our cost of sales, changes in the price of natural gas also significantly affect our profitability and our cash flows. Holding all other cost and revenue variables constant, and excluding the impact of our current hedges, we expect a $0.50 change per MMBtu (one million British Thermal Units) in the price of natural gas would change our cost of sales by $2.4 million on an annual basis based on our results for the three months ended March 31, 2006.

Natural Gas Hedging Policy
       In order to manage our exposure to natural gas prices, we enter into derivative contracts. Our policy is generally to enter into natural gas swap contracts during the summer months for approximately 50% of our anticipated natural gas requirements for the upcoming fall and winter months.

Crack Spread Volatility
       Our profitability and cash flows are also significantly impacted by the crack spreads we experience. Crack spreads represent the difference between the prices we are able to realize for our fuel products and the cost of the crude oil we must purchase to produce those products. Holding other variables constant, and excluding the impact of our current hedges, we expect a $0.50 change in the Gulf Coast 2/1/1 crack spread per barrel would change our annual fuel products segment gross profit by $4.5 million based on our results for the three months ended March 31, 2006.

Crack Spread Hedging Policy
       In order to manage our exposure to crack spreads, we enter into fuels product margin swap and collar contracts. We began to implement this policy in October 2004. Our policy is to enter into derivative contracts to hedge our refining margins for a period no greater than five years and for no more than 75% of anticipated fuels production. We believe this policy lessens the volatility of our cash flows. In addition, in connection with our credit facilities, our lenders require us to obtain and maintain derivative contracts to hedge our refining margins for a rolling two-year period for at least 40%, and no more than 80%, of our anticipated fuels production.
       The historical impact of fair value fluctuations in our derivative instruments has been reflected in the realized/unrealized gain (loss) on derivative instruments line items in our consolidated statements of operations. As a result, gain (loss) on derivative transactions recognized in our historical financial statements may not be consistent with future periods. Effective April 1, 2006, we restructured and designated certain of our derivative contracts for our fuel products segment as cash flow hedges of future crude oil purchases or fuel product sales, to the extent they qualify for hedge accounting.
       The unrealized gain or loss on derivatives at a given point in time is not necessarily indicative of the results realized when such contracts mature. Please read Note 3 “Derivatives” in our unaudited consolidated financial statements and Note 7 “Derivatives” in our consolidated financial statements for a discussion of the accounting treatment for the various types of derivative transactions, and a further discussion of our derivatives policy.

Existing Derivative Instruments
The following tables provide information about our derivative instruments as of March 31, 2006:
2006 Derivative Transactions

Crude Oil Put/Call Spread		Lower Put	Upper Put	Call Floor	Call Ceiling
Contracts Expiration Dates	Barrels	($/Bbl)	($/Bbl)	($/Bbl)	($/Bbl)

April 2006	240,000	$45.85	$55.58	$65.58	$75.58
May 2006	248,000	52.60	62.60	72.60	82.60
June 2006	240,000	51.06	61.06	71.06	81.06

Totals	728,000
Average price		$49.87	$59.78	$69.78	$79.78

Crack Spread Swap Contracts Expiration Dates	Barrels	($/Bbl)

Second Quarter 2006	1,039,000	8.94
Third Quarter 2006	1,043,000	8.61
Fourth Quarter 2006	1,043,000	8.25

Annual Totals	3,125,000
Average Price		$8.60

		Put	Call
		Option	Option
		Strike	Strike
		Price	Price
Crack Spread Collar Contracts Expiration Dates	Barrels	($/Bbl)	($/Bbl)

Second Quarter 2006	680,000	$7.82	$10.15
Third Quarter 2006	685,000	7.59	9.59
Fourth Quarter 2006	685,000	6.30	8.30

Totals	2,050,000
Average price		$7.24	$9.35

Natural Gas Swap Contracts Expiration Dates	MMBtu	$/MMBtu

Third Quarter 2006	200,000	$8.52
Fourth Quarter 2006	300,000	8.52

Annual Totals	500,000
Average Price		$8.52
2007 Derivative Transactions

Crack Spread Swap Contracts Expiration Dates	Barrels	($/Bbl)

First Quarter 2007	1,620,000	$12.43
Second Quarter 2007	1,637,000	12.41
Third Quarter 2007	1,650,000	12.45
Fourth Quarter 2007	1,650,000	12.45

Annual Totals	6,557,000
Average Price		$12.43

Natural Gas Swap Contracts Expiration Dates	MMbtu	$/MMbtu

First Quarter 2007	300,000	$8.52

Annual Totals	300,000
Average Price		$8.52
2008 through 2010 Derivative Transactions

Crack Spread Swap Contracts Expiration Dates	Barrels	($/Bbl)

Calendar Year 2008	5,124,000	$11.49
Calendar Year 2009	4,745,000	10.94
Calendar Year 2010	1,825,000	10.46

Annual Totals	11,694,000
Average Price		$11.11
       As of June 23, 2006, the Company has added the following derivative instruments to the above transactions:

Crack Spread Swap Contracts Expiration Dates	Barrels	($/Bbl)

First Quarter 2007	90,000	$16.55
Second Quarter 2007	91,000	16.55
Third Quarter 2007	92,000	16.55
Fourth Quarter 2007	92,000	16.55
Calendar Year 2010	2,190,000	11.76

Annual Totals	2,550,000
Average Price		$12.44

Natural Gas Swap Contracts Expiration Dates	MMbtu	$/MMbtu

Second Quarter 2006	200,000	$6.30
Third Quarter 2006	400,000	8.83
Fourth Quarter 2006	300,000	9.21
First Quarter 2007	300,000	9.21

Annual Totals	1,200,000
Average Price		$8.32

Crude Oil Put/Call Spread		Lower Put	Upper Put	Call Floor	Call Ceiling
Contracts Expiration Dates	Barrels	($/Bbl)	($/Bbl)	($/Bbl)	($/Bbl)

July 2006	248,000	$57.60	$67.60	$77.60	$87.60
August 2006	248,000	57.76	67.76	77.76	87.76
September 2006	180,000	57.75	67.75	77.75	87.75

Totals	676,000
Average Price		$57.70	$67.70	$77.70	$87.70

INDUSTRY OVERVIEW
Specialty Products
       Specialty product manufacturing companies, such as us, use complex technologies and processes, such as chemical processing, treating and blending, to produce a wide variety of high-quality, customized hydrocarbon products, including lubricating oils, solvents and waxes from base crude oil feedstocks.
       Specialty product manufacturing is customer focused and characterized by precise, high-quality product specifications. Each manufacturer has a unique processing configuration as a result of the product markets it serves and the feedstock available to it. The nature and complexity of specialty product manufacturing typically provide for higher product margins than commodity fuels refining, a high barrier to entry for new competitors and economic benefits from manufacturing and marketing a diverse scope of products.
       Petroleum Base Stocks. Specialty products are primarily produced from base crude oil feedstocks or “base stocks.” There are two primary types of base stocks: paraffinic and naphthenic, each having different characteristics and producing different specialty products.
       Paraffinic base stocks are typically heavier fractions of hydrocarbons and are used to formulate most automotive, industrial and consumer lubricants, including engine oils, transmission fluids and gear oils, waxes, petrolatums, finished candle blends, and agricultural spray oils, as well as solvents for the manufacturing of paints, inks, coatings, adhesives, cosmetics, and fragrances.
       Naphthenic base stocks are typically lighter fractions of hydrocarbons and are used to formulate low temperature hydraulic oils, refrigeration oils, rubber process oils and metal working oils.
       Specialty Products. Specialty products produced from base stocks include lubricating oils, solvents and waxes. Lubricating oils can be compounded or finished with additives to provide the characteristics required by the manufacturers of motor oils, industrial greases, lubricants, and cutting oils. Solvents are manufactured from the further distillation of paraffinic and naphthenic base stocks. Solvents can also be produced or blended to meet very specific requirements. The most common solvents include mineral spirits, xylene, toluene, hexane, heptane and naphthas. Solvents have a wide variety of industrial applications, including the manufacture of paints, inks, coatings, cleaning products, adhesives and petrochemicals.
       Waxes are derived from the processing of paraffinic base stocks and are divided into three categories: paraffin, microcrystalline and petrolatum waxes. These three categories of waxes differ in their crystal structure, color and melting points, each of which are important characteristics in the manufacturing of final end products. Waxes have a wide array of primary and secondary uses, including adhesive manufacture, barrier coatings, batteries, bottle cap liner, cable filling, candlemaking, caulking compound, chewing gum base, corrosion inhibitor, corrugated products, cosmetics, fabric waterproofing, firelogs, food wrappers, fruit coatings, ink manufacture, metal coatings and pharmaceuticals.
       Market Demand and Growth Potential. Specialty products can typically be categorized into the major sectors they serve, which are the:

•	Industrial sector;

•	Consumer sector; and

•	Automotive sector.
       Demand for specialty products in the industrial sector, which utilizes specialty products such as hydraulic and compressor oils, process oils, waxes, metalworking fluids and solvents, is generally tied to demand for durable and nondurable manufactured goods and services. Demand for specialty products in the consumer sector, which uses specialty products such as candle blends, chewing gum base, fire logs, cosmetics and fragrances is also generally tied to demand for consumer goods. Demand for specialty products in the automotive sector, which utilizes specialty products such as engine oils, transmission fluids and gear oils, is tied directly to demand in the automotive industry.
       Because specialty products typically represent a strictly formulated essential element of a higher priced end-product, consumers of specialty products are concerned primarily with product quality and are less sensitive to price than most consumers of commodity products. Therefore, as compared to other commercial industries, specialty product manufacturing generally exhibits the characteristics of a niche industry: lower volumes, consistent, high-quality product specifications, higher margins and limited competition relative to most commodity products.
Fuel Products
       Oil refining is the process of taking hydrocarbon molecules present in crude oil and separating and converting them into marketable finished petroleum products, including fuel products such as gasoline, diesel fuel and jet fuel. Refining is primarily a margin-based business where the majority of feedstocks, including crude oil, and finished petroleum products are commodities. Refiners create value by selling finished petroleum products at prices higher than the cost to acquire and convert crude oil into finished petroleum products. The current U.S. refining industry is characterized by limited available capacity, high utilization rates, strong demand for products and reliance on imported products. A new refinery has not been built in the United States since 1976, and there are approximately 150 oil refineries operating in the United States.
       Widely used benchmarks in the fuel products industry to measure market values and margins are West Texas Intermediate crude oil, a reference to the quality of crude oil, and the 3/2/1 crack spread. West Texas Intermediate is a light sweet crude oil and the West Texas Intermediate benchmark is used in both the spot and futures markets. The 3/2/1 crack spread refers to the margin that would accrue from the simultaneous purchase of West Texas Intermediate crude oil and the sale of finished petroleum products, in each case at the then prevailing market price. The 3/2/1 crack spread assumes three barrels of West Texas Intermediate crude oil will produce two barrels of U.S. Gulf Coast 87 Octane Conventional gasoline and one barrel of U.S. Gulf Coast No. 2 Heating Oil. Average 3/2/1 crack spreads vary from region to region depending on the supply and demand balances of crude oils and refined products. Actual refinery margins vary from the 3/2/1 crack spread due to the actual crude oil used and products produced, transportation costs, regional differences and the timing of the purchase of the feedstock and sale of the refined petroleum products.
       The fundamental drivers of profitability in the refining industry have improved since the late 1990s, which has resulted in a general widening between the prices for finished petroleum products and the costs of crude oil. For a historical perspective demonstrating the improved margins, the 3/2/1 crack spread averaged $3.04 per barrel between 1990 and 1999, $4.61 per barrel between 2000 and 2004, $6.52 per barrel in the first quarter of 2005, $9.10 per barrel in the second quarter of 2005, $17.07 per barrel in the third quarter of 2005, $9.81 per barrel in the fourth quarter of 2005, and $8.68 per barrel in the first quarter of 2006. The Energy Information Administration, or EIA, projects demand for petroleum products to outpace capacity growth and to grow at an average of 1.5% per year over the next two decades.
       The Refining Process. Refineries are designed to process specific crude oils into selected products. The different process units inside a refinery generally perform one of three functions:

•	separate the different types of hydrocarbons present in crude oil;

•	convert the separated hydrocarbons into more desirable or higher-value products, such as fuels; or

•	chemically treat the products by removing unwanted elements and compounds, like sulfur, nitrogen and metals.

       The many steps in the refining process are designed to maximize the value of the main feedstock, crude oil.
       The first refinery units at the inlet of the plant to process crude oil are typically the atmospheric and vacuum distillation towers. Crude oil is separated through the distillation process and recovered as hydrocarbon fractions. The hydrocarbon components that have the lowest boiling points, including gasoline and liquefied petroleum gas, vaporize and exit the top of the atmospheric distillation tower. The hydrocarbon components with medium boiling points, such as jet fuel, kerosene, home heating oil and diesel fuel, are drawn from the middle of the atmospheric distillation tower. The hydrocarbon components with the highest boiling points are recovered from the bottom of the atmospheric distillation tower and then separated in the vacuum distillation tower. The various fractionated hydrocarbon components are then pumped to the next appropriate unit in the refinery for further processing into higher-value products.
       Major fuel products include:

•	Unleaded Gasoline: One of the most significant refinery products, both in terms of volume and value, is unleaded gasoline. Various gasoline blendstocks are blended to achieve specifications for regular and premium grades in both summer and winter gasoline formulations. Additives are often used to enhance performance and provide protection against oxidation and rust formation.

•	Distillate Fuels: Distillates are primarily diesel fuels and domestic heating oils.

•	Kerosene: Kerosene is a refined middle-distillate petroleum product that is used for jet fuel, cooking, space heating, lighting, solvents and for blending into diesel fuel.

•	Liquefied Petroleum Gas: Liquefied petroleum gases, consisting primarily of propane and butane, are produced for use as a fuel and a feedstock in the manufacture of petrochemicals, such as ethylene and propylene.

•	Residual Fuels: Many marine vessels, power plants, commercial buildings and industrial facilities use residual fuels or combinations of residual and distillate fuels for heating and processing. Asphalts are also made from residual fuels and are used primarily for roads and roofing materials.
       Economics of Fuel Products Refining. Fuel Products refining is primarily a margin-based business where both the feedstocks and refined finished products are commodities. Because some of the operating expenses are relatively fixed, the refiner’s goal is to maximize the yields of high-value products and to minimize feedstock costs. Feedstock costs depend on the specific type of crude oil and other inputs to the refinery. Product value and yields are a function of the operating equipment at a specific refinery and the characteristics of the feedstocks.
       Because refineries produce many other products that are not reflected in the crack spread, gross profit tends to be specific to the refinery. Crack spreads can be used as an indicator for gross profit, but actual gross profit may vary significantly from the crack spread.
       Major operating costs include energy costs, employee wages and routine maintenance and repair. Employee labor and repairs and maintenance are relatively fixed costs that generally increase proportional to inflation. By far, the largest component of variable cost is energy, or fuel gas, and the most reliable price indicator for energy costs is the cost of natural gas.
       The refinery industry is subject to many regulatory and environmental constraints. Please read “Business — Environmental Matters.”

BUSINESS
Overview
       We are a leading independent producer of high-quality, specialty hydrocarbon products in North America. Our business is organized into two segments: specialty products and fuel products. In our specialty products segment, we process crude oil into a wide variety of customized lubricating oils, solvents and waxes. Our specialty products are sold to domestic and international customers who purchase them primarily as raw material components for basic industrial, consumer and automotive goods. In our fuel products segment, we process crude oil into a variety of fuel and fuel-related products including unleaded gasoline, diesel fuel and jet fuel. In connection with our production of specialty products and fuel products, we also produce asphalt and a limited number of other by-products. For the year ended December 31, 2005 and the three months ended March 31, 2006, approximately 52.2% and 72.7%, respectively, of our gross profit was generated from our specialty products segment and approximately 47.8% and 27.3%, respectively, of our gross profit was generated from our fuel products segment.
       Our operating assets consist of our:

•	Princeton Refinery. Our Princeton refinery, located in northwest Louisiana and acquired in 1990, produces specialty lubricating oils, including process oils, base oils, transformer oils and refrigeration oils that are used in a variety of industrial and automotive applications. The Princeton refinery has aggregate crude oil throughput capacity of approximately 10,000 bpd and average daily crude oil throughput of 7,672 bpd for the three months ended March 31, 2006.

•	Cotton Valley Refinery. Our Cotton Valley refinery, located in northwest Louisiana and acquired in 1995, produces specialty solvents that are used principally in the manufacture of paints, cleaners and automotive products. The Cotton Valley refinery has aggregate crude oil throughput capacity of approximately 13,500 bpd and average daily crude oil throughput of 6,883 bpd for the three months ended March 31, 2006.

•	Shreveport Refinery. Our Shreveport refinery, located in northwest Louisiana and acquired in 2001, produces specialty lubricating oils and waxes, as well as fuel products such as gasoline, diesel fuel and jet fuel. The Shreveport refinery has aggregate current crude oil throughput capacity of approximately 42,000 bpd and average daily crude oil throughput of 37,815 bpd for the three months ended March 31, 2006.

•	Distribution and Logistics Assets. We own and operate a terminal in Burnham, Illinois with a storage capacity of approximately 150,000 barrels that facilitates the distribution of product in the Upper Midwest and East Coast regions of the United States and in Canada. In addition, we lease approximately 1,200 rail cars to receive crude oil or distribute our products throughout the United States and Canada. We also have approximately 4.5 million barrels of aggregate finished product storage capacity at our refineries.

       Following each of our refinery acquisitions, we commenced and completed reconfiguration and expansion projects that allowed us to more efficiently produce existing products, increase utilization and improve our ability to produce additional higher margin specialized products to satisfy our customers’ demands. For example, when we acquired the Princeton refinery, we expanded the number of products produced at the refinery from approximately 65 products to approximately 175 products and increased capacity by expanding production from the facility’s hydrotreater and redesigning the product mix. In addition, when we acquired the Cotton Valley refinery, we expanded the number of products produced at the refinery from approximately 10 products to approximately 80 products by constructing a hydrotreater at the facility and redesigning the product mix. We increased the capabilities at our Shreveport refinery by expanding the wax production capacity and recommissioning certain of its previously idled fuels production units to take advantage of improved fuels margins and increase overall refinery utilization.

       The following table contains the primary products we produce as well as some of their end-uses:

Representative End-Users and
Product	End-Uses	Brand Names

Lubricating Oils
Process Oils and Base Oils	Defoamers; Adhesives; Rubber Processing; Extenders; Heat Transfer Fluids; Metalworking Fluids; Inks; Drilling Fluids; Plant/Grain Dedusters; Transformer Oils; Refrigeration Oils; White Oil Feedstocks	Goodyear; Cooper Tire; Michelin; Bridgestone Firestone; Bostik Findley; HB Fuller; National Starch; ExxonMobil; Penreco; Sonneborn; Fuchs
Bright Stocks	Gear Lubricants; Rubber Processing	ExxonMobil; Shell Oil; Lubricating Specialties Co.
Agricultural Spray Oils	Pesticides for Fruit-Bearing Trees	Fleetwing; Helena Chemical
Blended Lubricating Oils	Automotive Transmission Fluids; Motor Oils; Hydraulic Oils	Tulco Oil; Hubert Glass; Premier Lubricants

Waxes
Petrolatum	Cosmetics; Pharmaceuticals; Animal Feed Supplements	Smap; Avatar; ADM
Waxes	Chewing Gum Base; Candles; Firelogs; Board Coatings; Adhesives; PVC Additives	Candle-lite; Duraflame; Wrigley’s Gum; Blyth; For Every Body; Global Wax; HB Fuller; Forbo Adhesives; Rose Art Industries; National Starch; Baker Petrolite

Solvents
Petroleum Spirits	Camp Fuel	Coleman; Wal-Mart
Light Mineral Spirits	Charcoal Lighter Fluid	Family Dollar; Duraflame
Heart Cut Kerosene	Automotive Aftermarket; Pesticides	Turtle Wax; WD-40; Spectracide; Hot Shot Bug Killer; Deep 6; Shell Oil Products US
Iso-Hexane	Adhesives	Liquid Nails; Wilson Art; OSI Brands
Heptane	Automotive Aftermarket	Starting Fluid
Heavy Mineral Spirits	Paints and Coatings	Sherwin Williams; Behr; Duckback Products

Fuel Products
Ultra-Low Sulfur Gasoline	Motor Fuel	Murphy Oil; BP
Ultra-Low Sulfur Diesel	Motor Fuel	Murphy Oil; BP
Jet Fuel	Aviation Fuel	Barksdale Air Force Base; Truman Arnold

Asphalt and Other By-Products
Asphalt	Road Paving; Roofing	Certainteed; Davison Petroleum Products
Vacuum Residual	Asphalt Blending; Fuel Oil	Davison Petroleum Products
Mixed Butanes	Petrochemical Feedstock; Gasoline Blendstock	Shell Trading US

Business Strategies
       Our management team is dedicated to increasing the amount of cash available for distribution on each limited partner unit by executing the following strategies:

•	Concentrate on stable cash flows. We intend to continue to focus on businesses and assets that generate stable cash flows. Approximately 72.7% of our gross profit for the three months ended March 31, 2006 was generated by the sale of specialty products, a segment of our business which is characterized by stable customer relationships due to their requirements for highly specialized products. Historically, we have been able to reduce our exposure to crude oil price fluctuations in this segment through our ability to pass on incremental feedstock costs to our specialty products customers and through our crude oil hedging programs. In our fuel products business, we seek to mitigate our exposure to fuel margin volatility by maintaining a long-term crack spread hedging program. We believe the diversity of our products, our broad customer base and our hedging activities will contribute to the stability of our cash flows.

•	Develop and expand our customer relationships. Due to the specialized nature of, and the long lead-time associated with, the development and production of many of our products, our customers have an incentive to continue their relationships with us. We believe that larger competitors do not work with customers as we do from product design to delivery for small volume products like ours. We intend to continue to assist our existing customers in expanding their product offerings as well as marketing specialty product formulations to new customers. By striving to maintain our long-term relationships with our existing customers and to add new customers, we seek to limit our dependence on a small number of customers.

•	Enhance profitability of our existing assets. We will continue to evaluate opportunities to expand our existing asset base to increase our throughput and cash flow. Following each of our asset acquisitions, we have undertaken projects designed to increase the profitability of our acquired assets. We intend to further increase the profitability of our existing asset base through various measures which include changing the product mix of our processing units, debottlenecking and expanding units as necessary to increase throughput, restarting idle assets and reducing costs by improving operations. For example, at the Shreveport refinery we recently recommissioned certain of its previously idled fuels production units, refurbished existing fuels production units, converted existing units to improve gasoline blending profitability and expanded capacity to increase lubricating oil and fuels production. Also, we plan to commence construction of an expansion project at our Shreveport refinery, scheduled for completion in the third quarter of 2007, to increase its aggregate crude oil throughput capacity to approximately 57,000 bpd. For a discussion of this project, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Capital Expenditures.”

•	Pursue strategic and complementary acquisitions. Since 1990, our management team has demonstrated the ability to identify opportunities to acquire refineries whose operations we can enhance and whose profitability we can improve. In the future, we intend to continue to make strategic acquisitions of refineries that offer the opportunity for operational efficiencies and the potential for increased utilization and expansion. In addition, we may pursue selected acquisitions in new geographic or product areas to the extent we perceive similar opportunities.

Competitive Strengths
       We believe that we are well positioned to execute our business strategies successfully based on the following competitive strengths:

•	We offer our customers a diverse range of specialty products. We offer a wide range of over 250 specialty products. We believe that our ability to provide our customers with a more diverse selection of products than our competitors generally gives us an advantage in competing for new business. We believe that we are the only specialty product manufacturer that produces all four of naphthenic lubricating oils, paraffinic lubricating oils, waxes and solvents. A contributing factor to our ability to produce numerous specialty products is our ability to ship products between our refineries for product upgrading in order to meet customer specifications.

•	We have strong relationships with a broad customer base. We have long-term relationships with many of our customers, and we believe that we will continue to benefit from these relationships. Our customer base includes over 1,000 companies and we are continually seeking new customers. From 1996 to March 31, 2006, we added an average of approximately 80 new specialty products customers per year, and for the three months ended March 31, 2006, we added 30 new specialty products customers. No single customer accounts for more than 10% of our specialty products revenues.

•	Our refineries have advanced technology. Our refineries are equipped with advanced, flexible technology that allows us to produce high-grade specialty products and to produce gasoline and diesel products that comply with new fuel regulations. Our current gasoline production satisfies the 2006 low sulfur gasoline standard set by the EPA, and our Shreveport and Cotton Valley refineries, as currently configured, have the processing capability to satisfy the 2006 ultra low sulfur diesel standard. Unlike larger refineries, which lack some of the equipment necessary to achieve the narrow distillation ranges associated with the production of specialty products, our operations are capable of producing a wide range of products tailored to our customers’ needs. We have also upgraded the operations of many of our assets through our investment in advanced, computerized refinery process controls.

•	We have an experienced management team. Our management has a proven track record of enhancing value through the acquisition, exploitation and integration of refining assets and the development and marketing of specialty products. Our senior management team, the majority of whom have been working together since 1990, has an average of over 20 years of industry experience. Our team’s extensive experience and contacts within the refining industry provide a strong foundation and focus for managing and enhancing our operations, for accessing strategic acquisition opportunities and for constructing and enhancing the profitability of new assets.
Our Operating Assets
General
       We own and operate all of the active refining assets in northwest Louisiana, which consist of: the Princeton refinery, the Cotton Valley refinery and the Shreveport refinery. We also own and operate a terminal in Burnham, Illinois.

       The following table sets forth information about our combined refinery operations. Refining production volume differs from sales volumes due to changes in inventory.

	Calumet Predecessor			Calumet

	Years Ended			Three Months
	December 31,			Ended
				March 31,
	2003	2004	2005	2006

Total sales volume (bpd)(1)	23,616	24,658	46,953	52,090
Feedstock runs (bpd)(2)	25,007	26,205	50,213	52,370
Refinery production (bpd)(3)
Specialty products:
Lubricating oils	8,290	9,437	11,556	11,695
Solvents	4,623	4,973	4,422	4,346
Waxes	699	1,010	1,020	1,144
Asphalt and other by-products	5,159	5,992	6,313	5,561
Fuels	6,433	3,931	2,354	2,508

Total	25,204	25,343	25,665	25,254

Fuel products:
Gasoline	—	3	8,278	10,002
Diesel fuel	—	583	8,891	7,724
Jet fuel	—	342	5,080	7,308
Asphalt and other by-products	—	26	417	297

Total	—	954	22,666	25,331

Total refinery production	25,204	26,297	48,331	50,585

(1)	Total sales volume includes sales from the production of our refineries and sales of inventories.

(2)	Feedstock runs represents the barrels per day of crude oil and other feedstocks processed at our refineries.

(3)	Total refinery production represents the barrels per day of specialty products and fuel products yielded from processing crude oil and other refinery feedstocks at our refineries. The difference between total refinery production and total feedstock runs is primarily a result of the time lag between the input of feedstock and production of end products and volume loss.

       Set forth below is information regarding sales contributed by our principal products.

	Calumet Predecessor			Calumet

	Years Ended			Three Months
	December 31,			Ended
				March 31,
	2003	2004	2005	2006

	(In millions)
Sales of specialty products:
Lubricating oils	$205.9	$251.9	$394.4	$132.9
Solvents	87.6	114.7	145.0	52.4
Waxes	32.3	39.5	43.6	15.5
Fuels	83.5	72.7	44.0	11.8
Asphalt and other by-products	21.1	51.2	76.3	17.1

Total	$430.4	$530.0	$703.3	$229.7

Sales of fuel products:
Gasoline	—	—	223.6	71.9
Diesel fuel	—	3.3	230.9	56.0
Jet fuel	—	—	121.3	38.9
Asphalt and other by-products	—	6.3	10.0	1.2

Total	—	9.6	585.8	168.0

Consolidated sales	$430.4	$539.6	$1,289.1	$397.7

Princeton Refinery
       The Princeton refinery, located on a 208-acre site in Princeton, Louisiana, has aggregate crude oil throughput capacity of 10,000 bpd and is currently processing naphthenic crude oil into lubricating oils, high sulfur diesel fuel and asphalt. The high sulfur diesel fuel may be blended to produce lubricating oil or transported to the Shreveport refinery for further processing into ultra low sulfur diesel. The asphalt may be processed or blended for coating and roofing applications at the Princeton refinery or transported to the Shreveport refinery for processing into bright stock.
       We acquired the Princeton refinery in 1990 for approximately $21.3 million. From the time of the acquisition until March 31, 2006, we have invested an additional approximately $27.3 million in the Princeton refinery. The Princeton refinery currently consists of seven major processing units, 650,000 barrels of storage capacity in 200 storage tanks and related loading and unloading facilities and utilities. Since our acquisition of the Princeton refinery in 1990, we have debottlenecked the crude unit to increase production to 10,000 bpd, increased the hydrotreater’s capacity to 7,000 bpd and upgraded the refinery’s fractionation unit, which has enabled us to produce higher value products. In addition, in 2004, we modified the crude and vacuum unit to improve fractionation and extend its useful life. The following table sets forth historical information about production at our Princeton refinery.

	Calumet Predecessor			Calumet

	Years Ended			Three Months
	December 31,			Ended
				March 31,
	2003	2004	2005	2006

Crude oil throughput capacity (bpd)	10,000	10,000	10,000	10,000
Feedstock runs (bpd)(1)(2)	7,548	8,170	8,067	7,672
Refinery production (bpd):
Lubricating oils	5,141	5,404	5,463	4,865
Fuels	1,104	1,070	1,163	1,125
Asphalt and other by-products	1,246	1,428	1,356	1,413

Total(1)	7,491	7,902	7,982	7,403

(1)	The difference between total refinery production and total feedstock runs is primarily a result of the time lag between the input of feedstock and production of end products and volume loss.

(2)	Feedstock runs represent the barrels per day of crude oil and other feedstocks processed at the refinery.
       The Princeton refinery has a high-pressure hydrotreater and significant fractionation capability enabling the refining of high quality naphthenic lubricating oils at numerous distillation ranges. The Princeton refinery’s processing capabilities consist of atmospheric and vacuum distillation, hydrotreating, asphalt oxidation processing and clay/acid treating facilities. In addition, we have the necessary tankage and technology to process our asphalt into higher value dispositions like coatings and road paving applications.
       The Princeton refinery receives crude oil via truck, railcar and pipeline. Its crude oil feedstock primarily originates from Texas and north Louisiana and is purchased from various marketers and gatherers. The Princeton refinery ships its finished products throughout the country by both truck and rail car service.

Cotton Valley Refinery
       The Cotton Valley refinery, located on a 77-acre site in Cotton Valley, Louisiana, has aggregate crude oil throughput capacity of 13,500 bpd and is currently processing crude oil into solvents, low sulfur diesel fuel, fuel feedstocks and residual fuel oil. The residual is an important feedstock for specialty refined products at the Shreveport refinery. The Cotton Valley refinery produces the most complete, single-facility line of paraffinic solvents in the United States.
       We acquired the Cotton Valley refinery in 1995 from Kerr-McGee Refining Corp. for approximately $14.7 million. From the time of the acquisition until March 31, 2006, we have invested an additional approximately $29.6 million in the Cotton Valley refinery. The Cotton Valley refinery currently consists of three major processing units that include a crude unit, a hydrotreater and a fractionation train, 625,000 barrels of storage capacity in 74 storage tanks and related loading and unloading facilities and utilities. The Cotton Valley refinery also has a utility fractionator for batch processing of specialty tight distillation range solvents. Since our acquisition of this refinery, we have expanded the refinery’s capabilities by installing a hydrotreater with a hydrogen plant that removes aromatics, increased the crude unit processing capability to 13,500 bpd and reconfigured the refinery’s fractionation train to improve product quality, enhance flexibility and lower utility costs. The following table sets forth historical information about production at our Cotton Valley refinery.

	Calumet Predecessor			Calumet

	Years Ended			Three Months
	December 31,			Ended
				March 31,
	2003	2004	2005(1)	2006

Crude oil throughput capacity (bpd)	13,500	13,500	13,500	13,500
Feedstock runs (bpd)(2)	9,370	9,093	7,145	6,883

Refinery production (bpd):
Solvents	4,623	4,973	4,422	4,346
By-products	2,866	2,330	1,473	1,182
Fuels	1,882	1,790	1,191	1,383

Total	9,371	9,093	7,086	6,911

(1)	The refinery was temporarily shut down in February 2005 for an expansion project.

(2)	Feedstock runs represent the barrels per day of crude oil and other feedstocks processed at the refinery.
       The Cotton Valley configuration is flexible, which allows it to respond to market changes and customer demands by modifying its product mix. The reconfigured fractionation train also allows the refinery to satisfy demand fluctuations efficiently without large product inventory requirements.
       The Cotton Valley refinery receives crude oil via truck and through a pipeline system operated by a subsidiary of Plains All American. Cotton Valley’s feedstock is primarily low sulfur, paraffinic crude oil originating from north Louisiana and is purchased from various marketers and gatherers. In addition, the refinery receives via truck feedstock for solvent production from the Shreveport refinery. The Cotton Valley refinery ships finished products throughout the country by both railcar and truck service.

Shreveport Refinery
       The Shreveport refinery, located on a 240-acre site in Shreveport, Louisiana, has aggregate crude oil throughput capacity of 42,000 bpd and is currently processing paraffinic crude oil and associated feedstocks into fuel products, paraffinic lubricating oil products, waxes and residuals, including asphalt and other by-products. In the second quarter of 2006, we began processing 5,000 bpd of sour crude oil utilizing existing permitted capacity at our Shreveport refinery.
       We acquired the Shreveport refinery in 2001 from Pennzoil-Quaker State Company for approximately $25.3 million, at which time it had a throughput capacity of 10,000 bpd. From the time of the acquisition until March 31, 2006, we have invested an additional approximately $84.8 million in the Shreveport refinery. The Shreveport refinery currently consists of 15 major processing units, 3.2 million barrels of storage capacity in 140 storage tanks and related loading and unloading facilities and utilities. Since the acquisition, we have expanded the refinery’s capabilities by adding additional processing and blending facilities and a second reactor to the high pressure hydrotreater. In addition, we recently initiated resumption of gasoline and diesel production at the refinery.
       We are indemnified by Pennzoil-Quaker State Company and Atlas Processing Company, the previous owners, for specified environmental liabilities arising from operations of the Shreveport refinery prior to our acquisition of the facility. The indemnity is unlimited in amount and duration, but requires us to contribute up to $1 million of the first $5 million of indemnified costs for certain of the specified environmental liabilities. Since the acquisition, Pennzoil-Quaker State Company has been acquired by Shell Oil Company, who is now the indemnitor.
       The following table sets forth historical information about production at our Shreveport refinery.

	Calumet Predecessor
				Calumet
				Three Months
	Years Ended December 31,			Ended
				March 31,
	2003	2004	2005	2006

Crude oil throughput capacity (bpd)	10,000	10,000	42,000	42,000
Feedstock runs (bpd)(1)(2)	8,089	8,956	35,342	37,815
Refinery production (bpd):
Fuels	3,448	1,595	22,666	25,033
Lubricating oils	3,149	4,047	6,093	6,830
Waxes	699	1,010	1,020	1,144
Asphalt and other by-products	1,047	2,325	3,483	3,264

Total(1)	8,343	8,977	33,262	36,271

(1)	The difference between total refinery production and total feedstock runs is primarily a result of the time lag between the input of feedstock and production of end products and volume loss.

(2)	Feedstock runs represent the barrels per day of crude oil and other feedstocks processed at the refinery.
       We plan to commence construction of an expansion project, scheduled for completion in the third quarter of 2007, to increase our Shreveport refinery’s aggregate crude oil throughput capacity to approximately 57,000 bpd. We are currently preparing an air permit necessary to commence construction of the project. For a further discussion of this project, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Capital Expenditures.”
       The Shreveport refinery has a flexible operational configuration and operating personnel that facilitate development of new product opportunities. Product mix fluctuates from one period to the next to capture market opportunities. The refinery has an idle residual fluid catalytic cracking unit, alkylation unit, vacuum tower and a number of idle towers that can be utilized for future project needs.
       The Shreveport refinery currently makes low sulfur diesel and has the capability to make ultra low sulfur diesel fuel and all of its gasoline production currently meets low sulfur standards. It also has the ability to produce low emission diesel fuel for sale in Texas. We anticipate that this product will have greater margins than regular diesel fuel. If this market develops at the currently anticipated margins, we will be able to provide product for that demand. The Shreveport refinery also has the capacity to produce about 7,000 bpd of commercial jet fuel.
       The Shreveport refinery receives crude oil from common carrier pipeline systems operated by subsidiaries of Plains All American and ExxonMobil Corporation. The Plains All American pipeline system delivers local supplies of crude oil and condensates from north Louisiana and east Texas. The ExxonMobil pipeline system delivers domestic crude oil supplies from south Louisiana and foreign crude oil supplies from the Louisiana Offshore Oil Port (“LOOP”) or other crude terminals. In addition, trucks deliver crude oil gathered from local producers to the Shreveport refinery.
       The Shreveport refinery has direct pipeline access to the TEPPCO Products Partners pipeline, over which it can ship all grades of gasoline, jet fuel and diesel fuel. The refinery also has direct access to the Red River Terminal facility, which provides the refinery with barge access, via the Red

River, to major feedstock and petroleum products logistics networks on the Mississippi River and Gulf Coast inland waterway system. The Shreveport refinery also ships its finished products throughout the country through both truck and rail car service.

Burnham Terminal and Other Logistics Assets
       We own and operate a terminal in Burnham, Illinois. The Burnham terminal receives specialty products exclusively from each of our refineries on a daily basis via railcar and distributes them by truck to our customers in the Upper Midwest and East Coast regions of the United States and in Canada.
       The terminal includes a tank farm with 67 tanks with aggregate lubricating oil, solvent and specialty product storage capacity of approximately 150,000 barrels as well as blending equipment. The Burnham terminal is complementary to our refineries and plays a key role in moving our products to the end-user market by providing the following services:

•	distribution;

•	blending to achieve specified products; and

•	storage and inventory management.
       We also lease a fleet of approximately 1,200 railcars from various lessors. This fleet enables us to receive crude oil and distribute various specialty products to and from each of our refineries throughout the United States and Canada.
Crude Oil and Feedstock Supply
       We purchase both domestic and foreign crude oil from major oil companies as well as domestic crude oil from various gatherers and marketers in Texas and north Louisiana. The Shreveport refinery can also receive crude oil through the ExxonMobil pipeline system originating in St. James, Louisiana, which provides the refinery with access to domestic crude oils or foreign crude oils through the LOOP or other terminal locations.
       For the three months ended March 31, 2006, we purchased approximately 37.5% of our crude oil supply from a subsidiary of Plains All American under a term contract that expires in 2008. During that period, we purchased approximately 35.4% of our crude oil supply through evergreen crude oil supply contracts, which are typically terminable on 30 days’ notice by either party, and the remaining 27.1% of our crude oil supply on the spot market. We also purchase foreign crude oil when its spot market price is attractive relative to the price of crude oil from domestic sources. Due to the location of our refineries, we believe that adequate supplies of crude oil will continue to be available to us.
       Our cost to acquire feedstocks, and the price for which we ultimately can sell refined products, depend on a number of factors beyond our control, including regional and global supply of and demand for crude oil and other feedstocks and specialty and fuel products. These in turn are dependent upon, among other things, the availability of imports, the production levels of domestic and foreign suppliers, U.S. relationships with foreign governments, political affairs and the extent of governmental regulation. We have historically been able to pass on the costs associated with increased feedstock prices to our specialty products customers although the increase in selling prices typically lags the rising cost of crude oil for specialty products. We use a hedging program to manage a portion of the price risk. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures About Market Risk — Commodity Price Risk” for a discussion of our crude oil hedging program.

Markets and Customers
       We produce a full line of specialty products, including premium lubricating oils, solvents and waxes. Our customers purchase these products primarily as raw material components for basic industrial, consumer and automotive goods. We also produce a variety of fuel products.
       We have a strong marketing department with an average industry tenure of over 15 years. Our salespeople regularly visit customers and our sales department works closely with the laboratories at the refineries and our technical department to help create specialized blends that will work optimally for our customers.

Markets
       Specialty Products. The specialty products market represents a small portion of the overall petroleum refining industry in the United States. Of the nearly 150 refineries currently in operation in the United States, a small number of the refineries are considered specialty products producers and only a few compete with us in terms of the number of products produced.
       Our specialty products are utilized in applications across a broad range of industries, including in:

•	industrial goods such as metal working fluids, belts, hoses, sealing systems, batteries, hot melt adhesives, pressure sensitive tapes, electrical transformers and refrigeration compressors;

•	consumer goods such as candles, petroleum jelly, creams, tonics, lotions, coating on paper cups, chewing gum base, automotive aftermarket car-care products (fuel injection cleaners, tire shines and polishes), lamp oils, charcoal lighter fluids, camping fuel and various aerosol products; and

•	automotive goods such as motor oils, greases, transmission fluid and tires.
       Although our refineries are all located in northwest Louisiana, we have the capability to ship our specialty products worldwide. We ship via railcars, trucks or barges in the United States and Canada. Approximately 36% of our product is shipped in our fleet of approximately 1,200 leased railcars, approximately 55% of our product is shipped in trucks owned and operated by several different third-party carriers, and the remaining 9% is shipped by pipeline or barges. We have the capability to ship large quantities via barge if necessary. For shipments outside of North America, which account for less than 10% of our business, we can ship railcars to several ports where the product can be loaded on a ship for delivery to a customer.
       Fuel Products. We also produce a variety of fuel and fuel-related products, primarily at our Shreveport refinery.
       Fuel products produced at the Shreveport refinery can be sold locally or through the TEPPCO pipeline. Local sales are made in the TEPPCO terminal in Bossier City, Louisiana, which is approximately 15 miles from the Shreveport refinery. Any excess volumes are sold to marketers further up the pipeline.
       We currently sell approximately 6,300 bpd of gasoline into the Louisiana, Texas and Arkansas markets, and we sell our excess volumes to marketers further up the TEPPCO pipeline. Should the appropriate market conditions arise, we have the capability to redirect and sell additional volumes into the Louisiana, Texas and Arkansas markets rather than transport them to the Midwest. Similar market conditions exist for our diesel production. We sell the majority of our diesel fuel locally, but we occasionally sell volumes to upstream marketers during times of high diesel production or for competitive reasons.

       The Shreveport refinery’s gasoline production meets low sulfur standards set by the EPA. Our Shreveport refinery also has the ability to produce low emission diesel fuel for sale in Texas. We currently sell an average of 1,000 bpd into this market at a slight premium over our diesel fuel sales.
       The Shreveport refinery also has the capacity to produce about 7,000 bpd of commercial jet fuel that can be marketed to Barksdale Air Force Base in Bossier City, Louisiana or other military facility locations, sold as Jet-A locally or via the TEPPCO pipeline, or transferred to the Cotton Valley refinery to be further processed and sold as solvents. Jet fuel volumes change as the margin between diesel fuel and jet fuel change. We have a contract with the federal government for approximately 4,500 bpd of jet fuel. This contract is effective until April 2007 and is bid annually.
       Additionally, we produce a number of fuel-related products including fluid catalytic cracking (“FCC”) feedstock, asphalt, vacuum residuals and mixed butanes.
       Vacuum residuals are blended together or processed further to make specialty asphalt products. Volumes of vacuum residuals which we cannot process are sold locally into the fuel oil market or sold via rail car to other producers. FCC feedstock is sold to other refiners as a feedstock for their FCC units. Butanes are primarily available in the summer months and are primarily sold to local marketers. We can also blend butane into current refinery production of gasoline.

Customers
       Specialty Products. We have a diverse customer base for our specialty products, with approximately 1,000 active accounts. Most of our customers are long-term customers who use our products in specialty applications which require six months to two years to gain approval for use in their formulations. No single customer accounted for more than 10% of our total specialty product segment revenues in 2005 or for the first three months of 2006.
       The table below sets forth some of our representative specialty products customers, the products that they purchase from us and the end-uses of the products:

Customer	Products	End-Uses

ExxonMobil	Base oils and process oils	Internal use product demands

National Starch & Chemical	Process oils	Hot melt adhesives

HB Fuller	Process oils and waxes	Hot melt adhesives

Candle-Lite	Waxes and candle wax blends	Candles

Goodyear	Process oils	Masterbatch rubber for tires

Cooper Tire	Process oils	Extruded sealing systems

Fuchs	Base oils	Metalworking fluids

Shell Chemical	Solvents	Finished product supply

Shell Oil Products US	Solvents	Automotive aftermarket products

ABB	Transformer oils	Power transformers

ITW (Wilson Art)	Solvents	Contact flooring adhesives

Brenntag	Solvents and oils	Distributor

Chemcentral	Solvents and oils	Distributor

Baker Petrolite	Microcrystalline waxes	Wax and polymer marketing

       Fuel Products. We have a diverse customer base for our fuel products, with 66 active accounts. We are able to sell the majority of the fuel products we produce to the local markets of

Louisiana and east Texas. We also have the option to ship our fuel products to the Midwest through the TEPPCO pipeline, should the need arise.
       The table below sets forth some of our representative fuel products customers and the products that they purchase from us:

Customer	Products	End-Uses

Murphy Oil	Gasoline; diesel	Motor fuel; road use diesel fuel; off-road use diesel fuel

BP	Gasoline; diesel	Motor fuel; road use diesel fuel; off-road use diesel fuel

Truman Arnold	Jet fuel	Aviation fuel

Defense Finance and Accounting	Jet fuel	Aviation fuel

Safety and Maintenance
       We perform preventive and normal maintenance on all of our refining and logistics assets and make repairs and replacements when necessary or appropriate. We also conduct routine and required inspections of our assets as required by law or regulation.
       We are subject to the requirements of Federal Occupational Safety and Health Act (“OSHA”) and comparable state occupational safety statutes. We believe that we have operated in substantial compliance with OSHA requirements, including general industry standards, record keeping and reporting, hazard communication and process safety management. We have implemented a quality system that meets the requirements of the QS 9000/ISO-9002 Standard. The integrity of our certification is maintained through surveillance audits by our registrar at regular intervals designed to ensure adherence to the standards. The nature of our business may result from time to time in industrial accidents. It is possible that changes in safety and health regulations or a finding of non-compliance with current regulations could result in additional capital expenditures or operating expenses, as well as fines and penalties.
Competition
       Competition in our markets is from a combination of large, integrated petroleum companies, independent refiners and wax companies. Many of our competitors are substantially larger than us and are engaged on a national or international basis in many segments of the petroleum products business, including refining, transportation and marketing, on scales substantially larger than ours. These competitors may have greater flexibility in responding to or absorbing market changes occurring in one or more of these segments. We distinguish our competitors according to the products that they produce. Set forth below is a description of our competitors according to products.
       Naphthenic Lubricating Oils. Our primary competitor in producing naphthenic lubricating oils is Ergon Refining, Inc. We also compete with Cross Oil Refining and Marketing, Inc. and San Joaquin Refining Co., Inc.
       Paraffinic Lubricating Oils. Our primary competitors in producing paraffinic lubricating oils include ExxonMobil, Motiva Enterprises, LLC, ConocoPhillips and Sunoco Lubricants & Special Products.
       Paraffin Waxes. Our primary competitors in producing paraffin waxes include ExxonMobil and The International Group Inc.
       Solvents. Our competitors in producing solvents include Citgo Petroleum Corporation, Ashland Inc. and ConocoPhillips.

       Fuel Products. Our competitors in producing fuel products in the local markets in which we operate include Delek Refining, Ltd. and Lion Oil Company.
       Our ability to compete effectively depends on our responsiveness to customer needs and our ability to maintain competitive prices and product offerings. We believe that our flexibility and customer responsiveness differentiate us from many of our larger competitors. However, it is possible that new or existing competitors could enter the markets in which we operate, which could negatively affect our financial performance.
Environmental Matters
       We operate crude oil and specialty hydrocarbon refining and terminal operations, which are subject to stringent and complex federal, state, and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations can impair our operations that affect the environment in many ways, such as requiring the acquisition of permits to conduct regulated activities; restricting the manner in which we can release materials into the environment; requiring remedial activities or capital expenditures to mitigate pollution from former or current operations; and imposing substantial liabilities on us for pollution resulting from our operations. Certain environmental laws impose joint and several, strict liability for costs required to remediate and restore sites where petroleum hydrocarbons, wastes, or other materials have been released or disposed.
       Failure to comply with environmental laws and regulations may result in the triggering of administrative, civil and criminal measures, including the assessment of monetary penalties, the imposition of remedial obligations, and the issuance of injunctions limiting or prohibiting some or all of our operations. On occasion, we receive notices of violation, enforcement and other complaints from regulatory agencies alleging non-compliance with applicable environmental laws and regulations. In particular, the Louisiana Department of Environmental Quality (“LDEQ”) has proposed penalties and supplemental projects totaling approximately $0.2 million for the following alleged violations: (i) a May 2001 notification received by our Cotton Valley refinery from the LDEQ regarding several alleged violations of various air emission regulations, as identified in the course of our Leak Detection and Repair program, and also for failure to submit various reports related to the facility’s air emissions; (ii) a December 2002 notification received by our Cotton Valley refinery from the LDEQ regarding alleged violations for excess emissions, as identified in the LDEQ’s file review of the Cotton Valley refinery; and (iii) a December 2004 notification received by our Cotton Valley refinery from the LDEQ regarding alleged violations for the construction of a multi-tower pad and associated pump pads without a permit issued by the agency. We have been in settlement negotiations with the LDEQ to resolve these matters, as well as a number of similar matters at our Princeton refinery, for which no penalty has yet been proposed. Currently, we expect that the approximately $0.2 million in proposed penalties and supplemental projects for the three alleged violations at our Cotton Valley refinery, and the penalties, if any, that may arise out of the alleged violations at our Princeton refinery, will be rolled into an agreement that we anticipate executing with the LDEQ in connection with the agency’s “Small Refinery and Single Site Refinery Initiative” described below.
       The clear trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment, and thus, any changes in environmental laws and regulations that result in more stringent and costly waste handling, storage, transport, disposal, or remediation requirements could have a material adverse effect on our operations and financial position. Moreover, accidental spills or releases are associated with our operations, and we cannot assure you that we will not incur substantial costs and liabilities as a result of such spills or releases, including those relating to claims for damage to property and persons. In the event of future increases in costs, we may be unable to pass on those increases to our customers. While we believe that we are in substantial compliance with existing environmental laws and regulations and that continued compliance with these requirements will not have a material adverse effect on us, there can be no assurance that our environmental compliance expenditures will not become material in the future.

Air
       Our operations are subject to the federal Clean Air Act, as amended, and comparable state and local laws. The Clean Air Act Amendments of 1990 require most industrial operations in the U.S. to incur capital expenditures to meet the air emission control standards that are developed and implemented by the EPA and state environmental agencies. Under the Clean Air Act, facilities that emit volatile organic compounds or nitrogen oxides face increasingly stringent regulations, including requirements to install various levels of control technology on sources of pollutants. In addition, the petroleum refining sector has come under stringent new EPA regulations, imposing maximum achievable control technology (“MACT”) on refinery equipment emitting certain listed hazardous air pollutants. Some of our facilities have been included within the categories of sources regulated by MACT rules. In addition, air permits are required for our refining and terminal operations that result in the emission of regulated air contaminants. These permits incorporate stringent control technology requirements and are subject to extensive review and periodic renewal. Aside from the alleged air violations for which we are currently discussing settlement with the LDEQ, we believe that we are in substantial compliance with the Clean Air Act and similar state and local laws.
       The Clean Air Act authorizes the EPA to require modifications in the formulation of the refined transportation fuel products we manufacture in order to limit the emissions associated with the fuel product’s final use. For example, in December 1999, the EPA promulgated regulations limiting the sulfur content allowed in gasoline. These regulations required the phase-in of gasoline sulfur standards beginning in 2004, with special provisions for small refiners and for refiners serving those Western states exhibiting lesser air quality problems. Similarly, the EPA promulgated regulations that will limit the sulfur content of highway diesel fuel beginning in 2006 from its current level of 500 parts per million (“ppm”) to 15 ppm. Our Shreveport refinery has implemented the sulfur standard with respect to gasoline in its production and thus currently satisfies the sulfur standard for gasoline. Our Shreveport refinery already has the capability to satisfy the sulfur standard for diesel fuel and we produce diesel fuel meeting this sulfur standard.
       We recently have entered into discussions on a voluntary basis with the LDEQ regarding our participation in that agency’s “Small Refinery and Single Site Refinery Initiative.” This state initiative is patterned after the EPA’s “National Petroleum Refinery Initiative,” which is a coordinated, integrated compliance and enforcement strategy to address federal Clean Air Act compliance issues at the nation’s largest petroleum refineries. We expect that the LDEQ’s primary focus under the state initiative will be on four compliance and enforcement concerns: (i) Prevention of Significant Deterioration/ New Source Review; (ii) New Source Performance Standards for fuel gas combustion devices, including flares, heaters and boilers; (iii) Leak Detection and Repair requirements; and (iv) Benzene Waste Operations National Emission Standards for Hazardous Air Pollutants. We are only in the beginning stages of discussion with the LDEQ and, consequently, while no significant compliance and enforcement expenditures have been requested as a result of our discussions, we anticipate that we will ultimately enter into an agreement with the LDEQ to expend approximately $1.75 to $2.95 million in capital expenditures over a three to five year period to accomplish emissions reductions at our Princeton, Cotton Valley and Shreveport refineries. We can provide no assurance that capital expenditures or other liabilities ultimately arising out of these discussions will not be material.
       We are required to obtain an air quality permit relating to various air emissions in order to commence construction of the Shreveport expansion project. Based on our internal analysis, we expect that we can obtain a state air quality permit in October 2006 and complete the project in the third quarter of 2007. However, if we are required to seek a federal PSD permit, the issuance of which would likely take substantially longer than the issuance of a state air quality permit, we expect the project would be substantially delayed.

Hazardous Substances and Wastes
       The Comprehensive Environmental Response, Compensation and Liability Act, as amended (“CERCLA”), also known as the “Superfund” law, and comparable state laws impose liability without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. Such classes of persons include the current and past owners and operators of sites where a hazardous substance was released, and companies that disposed or arranged for disposal of hazardous substances at offsite locations, such as landfills. Under CERCLA, these “responsible persons” may be subject to joint and several, strict liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources, and for the costs of certain health studies. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances into the environment. In the course of our operations, we generate wastes or handle substances that may be regulated as hazardous substances, and we could become subject to liability under CERCLA and comparable state laws.
       We also may incur liability under the Resource Conservation and Recovery Act (“RCRA”), and comparable state laws, which impose requirements related to the handling, storage, treatment, and disposal of solid and hazardous wastes. In the course of our operations, we generate petroleum product wastes and ordinary industrial wastes, such as paint wastes, waste solvents, and waste oils, that may be regulated as hazardous wastes. In addition, our operations also generate solid wastes, which are regulated under RCRA and state law. We believe that we are in substantial compliance with the existing requirements of RCRA and similar state and local laws, and the cost involved in complying with these requirements is not material.
       We currently own or operate, and have in the past owned or operated, properties that for many years have been used for refining and terminal activities. These properties have in the past been operated by third parties whose treatment and disposal or release of petroleum hydrocarbons and wastes was not under our control. Although we used operating and disposal practices that were standard in the industry at the time, petroleum hydrocarbons or wastes have been released on or under the properties owned or operated by us. These properties and the materials disposed or released on them may be subject to CERCLA, RCRA and analogous state laws. Under such laws, we could be required to remove or remediate previously disposed wastes or property contamination, or to perform remedial activities to prevent future contamination.
       Voluntary remediation of subsurface contamination is in process at each of our refinery sites. The remedial projects are being overseen by the appropriate state agencies. Based on current investigative and remedial activities, we believe that the groundwater contamination at these refineries can be controlled or remedied without having a material adverse effect on our financial condition. However, such costs are often unpredictable and, therefore, there can be no assurance that the future costs will not become material.
       We are indemnified by Shell Oil Company, as successor to Pennzoil-Quaker State Company and Atlas Processing Company, for specified environmental liabilities arising from the operations of the Shreveport refinery prior to our acquisition of the facility. The indemnity is unlimited in amount and duration, but requires us to contribute up to $1.0 million of the first $5.0 million of indemnified costs for certain of the specified environmental liabilities.
Water
       The Federal Water Pollution Control Act of 1972, as amended, also known as the Clean Water Act, and analogous state laws impose restrictions and stringent controls on the discharge of pollutants, including oil, into federal and state waters. Such discharges are prohibited, except in accord with the terms of a permit issued by the EPA or the appropriate state agencies. Any unpermitted release of pollutants, including crude or hydrocarbon specialty oils as well as refined products, could result in penalties, as well as significant remedial obligations. Spill prevention, control, and countermeasure requirements of federal laws require appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a petroleum hydrocarbon tank spill, rupture, or leak. We believe that we are in substantial compliance with the requirements of the Clean Water Act.
       The primary federal law for oil spill liability is the Oil Pollution Act of 1990, as amended (“OPA”), which addresses three principal areas of oil pollution — prevention, containment, and cleanup. OPA applies to vessels, offshore facilities, and onshore facilities, including refineries, terminals, and associated facilities that may affect waters of the U.S. Under OPA, responsible parties, including owners and operators of onshore facilities, may be subject to oil cleanup costs and natural resource damages as well as a variety of public and private damages from oil spills. We believe that we are in substantial compliance with OPA and similar state laws.
Health and Safety
       We are subject to various laws and regulations relating to occupational health and safety including OSHA, and comparable state laws. These laws and the implementing regulations strictly govern the protection of the health and safety of employees. In addition, OSHA’s hazard communication standard requires that information be maintained about hazardous materials used or produced in our operations and that this information be provided to employees, state and local government authorities and citizens. We maintain safety, training, and maintenance programs as part of our ongoing efforts to ensure compliance with applicable laws and regulations. Our compliance with applicable health and safety laws and regulations has required and continues to require substantial expenditures. We believe that our operations are in substantial compliance with OSHA and similar state laws.
Insurance
       Our operations are subject to normal hazards of operations, including fire, explosion and weather-related perils. We maintain insurance policies with insurers in amounts and with coverage and deductibles that we, with the advice of our insurance advisors and brokers, believe are reasonable and prudent. In connection with our new credit facilities and this offering, we have obtained business interruption insurance for each of our refineries. We cannot, however, assure you that this insurance will be adequate to protect us from all material expenses related to potential future claims for personal and property damage or that these levels of insurance will be available in the future at economical prices. We are not fully insured against certain risks because such risks are not fully insurable, coverage is unavailable, or premium costs, in our judgment, do not justify such expenditures.
Title to Properties
       We own the 208-acre site of the Princeton refinery in Princeton, Louisiana, the 77-acre site of the Cotton Valley refinery in Cotton Valley, Louisiana and the 240-acre site of the Shreveport refinery in Shreveport, Louisiana. In addition, we own the 11-acre site of the Burnham terminal in Burnham, Illinois. Our properties secure our credit facilities.
Office Facilities
       In addition to our refineries and terminal discussed above, we occupy approximately 19,267 square feet of space at our executive offices in Indianapolis, Indiana under a lease expiring in September 2011. We have an additional 4,232 square feet of office space in Indianapolis under a lease expiring in July 2006. While we may require additional office space as our business expands, we believe that our existing facilities are adequate to meet our needs for the immediate future and that additional facilities will be available on commercially reasonable terms as needed.
Employees
       To carry out our operations, our general partner or its affiliates employ approximately 350 people who provide direct support to our operations. Of these employees, approximately 190 are covered by collective bargaining agreements. Employees at our Princeton refinery and Cotton Valley refinery are covered by separate collective bargaining agreements with the International Union of Operating Engineers, having expiration dates of October 31, 2008 and March 31, 2007, respectively. Employees at our Shreveport refinery are covered by a collective bargaining agreement with the Paper, Allied-Industrial, Chemical and Energy Workers International Union which expires as of April 30, 2007. None of the employees at the Burnham terminal are covered by collective bargaining agreements. Our general partner considers its employee relations to be good, with no history of work stoppages.
Legal Proceedings
       We are not a party to any material litigation. Our operations are subject to a variety of risks and disputes normally incident to our business. As a result, we may, at any given time, be a defendant in various legal proceedings and litigation arising in the ordinary course of business.

MANAGEMENT
Management of Calumet Specialty Products Partners, L.P.
       Our general partner, Calumet GP, LLC, manages our operations and activities. Unitholders will not be entitled to elect the directors of our general partner or directly or indirectly participate in our management or operations. Our general partner owes a fiduciary duty to our unitholders. However, our partnership agreement also contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner to our unitholders. Please read “Conflicts of Interest and Fiduciary Duties — Fiduciary Duties”. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made expressly nonrecourse to it. Whenever possible, our general partner intends to incur indebtedness or other obligations that are nonrecourse to it.
       The directors of our general partner oversee our operations. The owners of our general have appointed seven members to its board of directors. The directors of our general partner will be generally elected by a majority vote of the owners of our general partner. However, as long as our chief executive officer and president, F. William Grube, or trusts established for the benefit of his family members, continue to own at least 30% of the membership interests in our general partner, Mr. Grube (or in certain specified instances, his designee or transferee) will have the right to serve as a director of our general partner. The NASDAQ National Market does not require a limited partnership like us to have a majority of independent directors on the board of directors of our general partner or to establish a compensation committee or a nominating/governance committee.
       Two members of the board of directors of our general partner serve on a conflicts committee to review specific matters that the board believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers, or employees of its affiliates, and must meet the independence and experience standards established by the NASDAQ National Market and the Securities Exchange Act of 1934, as amended (“Exchange Act”), to serve on an audit committee of a board of directors, and certain other requirements. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our general partner of any duties it may owe us or our unitholders. The two independent board members who serve on the conflicts committee are Messrs. James Carter and Robert Funk.
       In addition, the board of directors of our general partner has an audit committee comprised of three directors who meet the independence and experience standards established by the NASDAQ National Market and the Exchange Act. The audit committee assists the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and corporate policies and controls. The audit committee has the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof, and pre-approve any non-audit services to be rendered by our independent registered public accounting firm. The audit committee is also responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm is given unrestricted access to the audit committee. The three independent board members who serve on the audit committee are Messrs. James Carter, Robert Funk and Michael Smith.
       The board of directors of our general partner also has a compensation committee, which will, among other things, oversee the compensation plans described below. The NASDAQ National Market does not require a limited partnership like us to have a compensation committee comprised entirely of independent directors. Accordingly, the two board members who serve on the compensation committee are Messrs. Fred M. Fehsenfeld, Jr. and F. William Grube.
       The officers of our general partner manage the day-to-day affairs of our business.

Directors and Executive Officers
       The following table shows information regarding the current directors, director nominees and executive officers of Calumet GP, LLC. Directors are elected for one-year terms.

Name	Age	Position with Calumet GP, LLC

Fred M. Fehsenfeld, Jr.	55	Chairman of the Board
F. William Grube	58	Chief Executive Officer, President and Director
Allan A. Moyes, III	59	Executive Vice President
R. Patrick Murray, II	35	Vice President and Chief Financial Officer
Robert M. Mills	53	Vice President — Crude Oil Supply
Jeffrey D. Smith	43	Vice President — Planning and Economics
William A. Anderson	38	Vice President — Sales and Marketing
James S. Carter	58	Director
William S. Fehsenfeld	55	Director
Robert E. Funk	61	Director
Nicholas J. Rutigliano	58	Director
Michael L. Smith	57	Director
       The directors of our general partner hold office until the earlier of their death, resignation, removal or disqualification or until their successors have been elected and qualified. Officers serve at the discretion of the board of directors.
       Fred M. Fehsenfeld, Jr. is the chairman of the board of directors of our general partner. Mr. Fehsenfeld has served as the vice chairman of the board of our predecessor since 1990. Mr. Fehsenfeld has worked for The Heritage Group in various capacities since 1977 and has served as its managing trustee since 1980. Mr. Fehsenfeld received his B.S. in Mechanical Engineering from Duke University and his M.S. in Management from the Massachusetts Institute of Technology Sloan School.
       F. William Grube is the president, chief executive officer and a director of our general partner. Mr. Grube has served as president and chief executive officer of our predecessor since 1990. From 1974 to 1990, Mr. Grube served as executive vice president of the Rock Island Refinery. Mr. Grube received his B.S. in Chemical Engineering from Rose-Hulman Institute of Technology and his M.B.A. from Harvard University.
       Allan A. Moyes, III is executive vice president of our general partner. Mr. Moyes has served as executive vice president of our predecessor since 1997. From 1994 to 1997, Mr. Moyes served as manager of planning and economics for our predecessor. From 1989 to 1994, Mr. Moyes worked for Marathon Oil Company as the technical service manager in its Indianapolis refinery. From 1978 to 1989, Mr. Moyes worked in various capacities at the Rock Island Refinery. Mr. Moyes received his Computer Science degree at Memphis State Technical University.
       R. Patrick Murray, II is the vice president and chief financial officer of our general partner. Mr. Murray has served as the vice president and chief financial officer of our predecessor since 1999 and from 1998 to 1999 served as its controller. From 1993 to 1998, Mr. Murray was a senior auditor with Arthur Andersen. Mr. Murray is a certified public accountant and received his B.B.A. in Accountancy from the University of Notre Dame.
       Robert M. Mills is the vice president — crude oil supply of our general partner. Mr. Mills has served as the vice president — crude oil supply of our predecessor since 1995 and from 1993 to 1995 served as manager of supply and distribution. Mr. Mills received his B.S. in Business Administration from Louisiana State University.
       Jeffrey D. Smith is the vice president — planning and economics of our general partner. He has served as the vice president — planning and economics of our predecessor since 2002.

Mr. Smith joined our predecessor in 1994 and served in various capacities prior to becoming vice president. Mr. Smith received his B.S. in Geology from Louisiana Tech University.
       William A. Anderson is the vice president — sales and marketing of our general partner. Mr. Anderson has served as the vice president — sales and marketing of our predecessor since 2000 and served in various other capacities for our predecessor from 1993 to 2000. Mr. Anderson received his B.A. in Communications from DePauw University.
       James S. Carter has served as a member of the board of directors of our general partner since January 26, 2006. Mr. Carter served as U.S. regional director of ExxonMobil Fuels Company, the fuels subsidiary of Exxon Mobil Corporation, from 1999 until his retirement in 2003. Mr. Carter received his M.B.A. in Finance and Accounting from Tulane University.
       William S. Fehsenfeld has served as a member of the board of directors of our general partner since January 26, 2006. Mr. Fehsenfeld has served as vice president and secretary of Schuler Books, Inc., the independent bookstore company he founded with his wife, since 1982. He has also served as a trustee of The Heritage Group from 2003 to the present. Mr. Fehsenfeld received his B.G.S. from the University of Michigan and his M.B.A. from Grand Valley State University. He is also a first cousin of the chairman of the board of directors of our general partner, Mr. Fred M. Fehsenfeld, Jr.
       Robert E. Funk has served as a member of the board of directors of our general partner since January 26, 2006. Mr. Funk served as vice president-corporate planning and economics of Citgo Petroleum Corporation, a refiner and marketer of transportation fuels, lubricants, petrochemicals, refined waxes, asphalt and other industrial products, from 1997 until his retirement in December 2004. Mr. Funk previously served Citgo or its predecessor, Cities Services Company, as general manager-facilities planning from 1988 to 1997, general manager-lubricants operations from 1983 to 1988 and manager-refinery east, Lake Charles refinery from 1982 to 1983. Mr. Funk received his B.S. in Chemical Engineering from the University of Kansas.
       Nicholas J. Rutigliano has served as a member of the board of directors of our general partner since January 26, 2006. Mr. Rutigliano has served as President of Tobias Insurance Group, Inc., a commercial insurance brokerage business he founded, since 1973. He has also served as a trustee of The Heritage Group from 1980 to the present. Mr. Rutigiliano received his B.S. in Business from the University of Evansville. He is also the brother-in-law of the chairman of the board of directors of our general partner, Mr. Fred M. Fehsenfeld, Jr.
       Michael L. Smith has served as a member of the board of directors of our general partner since January 26, 2006. Mr. Smith serves as the “audit committee financial expert” on the audit committee of the board of directors of our general partner. Mr. Smith served as executive vice president and chief financial officer of Wellpoint Inc. (f/k/a Anthem Inc.), a publicly traded health benefits company, from 1999 until his retirement in January 2005. Mr. Smith previously served as senior vice president of Anthem and chief financial officer of Anthem Blue Cross and Blue Shield’s Midwest and Connecticut operations from 1998 to 1999. From 1996 to 1998, he was chief operating officer and chief financial officer of American Health Network, a former Anthem subsidiary. Mr. Smith is a member of the board of directors of First Indiana Corporation and its principal subsidiary, First Indiana Bank, Kite Realty Group Trust, Vectren Corporation, InterMune Inc. and Emergency Medical Services Corporation. He also serves as on the Board of Trustees of DePauw University. Mr. Smith received his B.A. in Economics from DePauw University.
Reimbursement of Expenses of Our General Partner
       Our general partner will not receive any management fee or other compensation for its management of our partnership. Our general partner and its affiliates will, however, be reimbursed for all expenses incurred on our behalf. These expenses include the cost of employee, officer and director compensation benefits properly allocable to us and all other expenses necessary or appropriate to the conduct of our business and allocable to us. The partnership agreement provides that our general partner will determine the expenses that are allocable to us. There is no limit on the amount of expenses for which our general partner and its affiliates may be reimbursed.
Executive Compensation
       Our general partner was formed in September 2005 and began reporting separately from Calumet Predecessor with the conclusion of our initial public offering on January 31, 2006. Accordingly, our general partner did not accrue any obligations with respect to management incentive or retirement benefits for its directors and officers for the 2005 fiscal year. The compensation of the executive officers of our general partner is set by the compensation committee of our general partner’s board of directors. The officers and employees of our general partner may participate in employee benefit plans and arrangements sponsored by us, our general partner or its affiliates, including plans that may be established in the future.
       On December 30, 2005, our predecessor approved discretionary cash bonuses totaling $5.0 million to be paid to certain of its executive officers and key members of its management based on our predecessor’s financial performance. These cash bonuses were paid by our predecessor prior to the completion of our initial public offering.
Compensation of Directors
       Officers or employees of our general partner who also serve as directors do not receive additional compensation for their service as a director of our general partner. Each director who is not an officer or employee of our general partner receives compensation for attending meetings of the board of directors, as well as committee meetings. The primary fees paid to non-employee directors are as follows:

•	Annual fee of $30,000;

•	The annual award of restricted units in the amount of $40,000 with a four-year vesting period;

•	Annual fee of $8,000 to the audit committee chairperson;

•	Annual fee of $4,000 to each audit committee member; and

•	Annual fee of $5,000 to all other committee chairpersons.
       In addition, each non-employee director will be reimbursed for his out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified by us for his actions associated with being a director to the fullest extent permitted under Delaware law.
Long-Term Incentive Plan
       General. Our general partner adopted a Long-Term Incentive Plan (the “Plan”) on January 24, 2006 for its employees, consultants and directors and its affiliates who perform services for us. The Plan provides for the grant of restricted units, phantom units, unit options and substitute awards and, with respect to unit options and phantom units, the grant of distribution equivalent rights (“DERs”). Subject to adjustment for certain events, an aggregate of 783,960 common units may be delivered pursuant to awards under the Plan. Units withheld to satisfy our general partner’s tax withholding obligations are available for delivery pursuant to other awards. If the Plan is implemented, the Plan will be administered by the compensation committee of our general partner’s board of directors.
       Restricted Units and Phantom Units. A restricted unit is a common unit that is subject to forfeiture. Upon vesting, the grantee receives a common unit that is not subject to forfeiture. A phantom unit is a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or, in the discretion of the compensation committee, cash equal to the fair market value of a common unit. The compensation committee may make grants of restricted units and phantom units under the Plan to eligible individuals containing such terms, consistent with the Plan, as the compensation committee may determine, including the period over which restricted units and phantom units granted will vest. The committee may, in its discretion, base vesting on the grantee’s completion of a period of service or upon the achievement of specified financial objectives or other criteria. In addition, the restricted and phantom units will vest automatically upon a change of control (as defined in the Plan) of us or our general partner, subject to any contrary provisions in the award agreement.
       If a grantee’s employment, consulting or membership on the board terminates for any reason, the grantee’s restricted units and phantom units will be automatically forfeited unless, and to the extent, the grant agreement or the compensation committee provides otherwise. Common units to be delivered with respect to these awards may be common units acquired by our general partner in the open market, common units already owned by our general partner, common units acquired by our general partner directly from us or any other person, or any combination of the foregoing. Our general partner will be entitled to reimbursement by us for the cost incurred in acquiring common units. If we issue new common units with respect to these awards, the total number of common units outstanding will increase.
       Distributions made by us on restricted units may, in the compensation committee’s discretion, be subject to the same vesting requirements as the restricted units. The compensation committee, in its discretion, may also grant tandem DERs with respect to phantom units on such terms as it deems appropriate. DERs are rights that entitle the grantee to receive, with respect to a phantom unit, cash equal to the cash distributions made by us on a common unit.
       We intend for the restricted units and phantom units granted under the Plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of the common units. Therefore, participants will not pay any consideration for the common units they receive with respect to these types of awards, and neither we nor our general partner will receive remuneration for the units delivered with respect to these awards.
       Unit Options. The Plan also permits the grant of options covering common units. Unit options may be granted to such eligible individuals and with such terms as the compensation committee may determine, consistent with the Plan; however, a unit option must have an exercise price equal to the fair market value of a common unit on the date of grant.
       Upon exercise of a unit option, our general partner will acquire common units in the open market at a price equal to the prevailing price on the principal national securities exchange upon which the common units are then traded, or directly from us or any other person, or use common units already owned by the general partner, or any combination of the foregoing. Our general partner will be entitled to reimbursement by us for the difference between the cost incurred by our general partner in acquiring the common units and the proceeds received by our general partner from an optionee at the time of exercise. Thus, we will bear the cost of the unit options. If we issue new common units upon exercise of the unit options, the total number of common units outstanding will increase, and our general partner will remit the proceeds it received from the optionee upon exercise of the unit option to us. The unit option plan has been designed to furnish additional compensation to employees, consultants and directors and to align their economic interests with those of common unitholders.
       On October 22, 2004, the American Jobs Creation Act of 2004 (H.R. 4520) (the “AJCA”) was signed into law by the President. The AJCA added new Section 409A to the Internal Revenue Code (“Section 409A”) which significantly alters the rules relating to the taxation of deferred compensation. Section 409A broadly applies to deferred compensation and potentially results in additional tax to participants. The Department of Treasury and IRS have issued guidance and proposed regulations under Section 409A, however further guidance is anticipated. Based on current guidance, the award of options to employees, consultants and directors of certain of our affiliates may be very limited in order to meet the requirements of Section 409A. However, we expect that we will be able to structure awards under the plan in a manner that complies with Section 409A. Because we expect additional guidance to be issued under Section 409A, we may be required to alter certain provisions of the plan and future awards.
       Substitution Awards. The compensation committee, in its discretion, may grant substitute or replacement awards to eligible individuals who, in connection with an acquisition made by us, our general partner or an affiliate, have forfeited an equity-based award in their former employer. A substitute award that is an option may have an exercise price less than the value of a common unit on the date of grant of the award.
       Termination of Long-Term Incentive Plan. Our general partner’s board of directors, in its discretion, may terminate the Plan at any time with respect to the common units for which a grant has not theretofore been made. The Plan will automatically terminate on the earlier of the 10th anniversary of the date it was initially approved by our unitholders or when common units are no longer available for delivery pursuant to awards under the Plan. Our general partner’s board of directors will also have the right to alter or amend the Plan or any part of it from time to time and the compensation committee may amend any award; provided, however, that no change in any outstanding award may be made that would materially impair the rights of the participant without the consent of the affected participant. Subject to unitholder approval, if required by the rules of the principal national securities exchange upon which the common units are traded, the board of directors of our general partner may increase the number of common units that may be delivered with respect to awards under the Plan.
Employment Agreement
       Upon the consummation of our initial public offering on January 31, 2006, F. William Grube entered into an employment agreement with our general partner. Pursuant to the employment agreement, Mr. Grube serves as President and Chief Executive Officer of our general partner as well as a member of the board of directors of our general partner. The employment agreement provides that Mr. Grube will have powers and duties and responsibilities that are customary to this position and that are assigned to him by the board of directors of our general partner in connection with his general management and supervision of the operations of our general partner.
       The employment agreement has an initial term of five years, with automatic annual extensions beginning on the third anniversary of its effective date. The agreement provides for an annual base salary of approximately $333,000, subject to annual adjustment by the compensation committee of the board of directors of our general partner, as well as the right to participate in our Long Term Incentive Plan and other bonus plans. Mr. Grube will generally be entitled to receive a payout or distribution of at least 150% of the amount of any cash, equity or other payout or distribution that may be made to any other executive officer under the terms of these plans. The employment agreement also contains non-competition provisions.
       Mr. Grube’s employment agreement may be terminated at any time by either party with proper notice. If Mr. Grube’s employment is terminated without cause, as defined in the agreement, or by Mr. Grube for good reason, as defined in the agreement, then our general partner will be required to pay Mr. Grube a lump sum equal to three times his current base salary as well as a lump sum cash payment for amounts accrued under our various incentive and benefit plans. In addition, all equity based awards will vest in full in the event of such a termination.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
       The following table sets forth the beneficial ownership of our units that will be owned upon the consummation of this offering by:

•	each person known by us to beneficially own 5% or more of the outstanding units;

•	each director of our general partner;

•	each named executive officer of our general partner; and

•	all directors and executive officers of our general partner as a group.
       The amounts and percentages of units beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest.
       Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all units shown as beneficially owned by them, subject to community property laws where applicable. The address for the beneficial owners listed below, other than The Heritage Group and Kayne Anderson Capital Advisors, L.P., is 2780 Waterfront Pkwy E. Drive, Suite 200, Indianapolis, Indiana 46214. The address for The Heritage Group is 5400 W. 86th St., Indianapolis, Indiana 46268-0123. The address for Kayne Anderson Capital Advisors, L.P. is 1800 Avenue of the Stars, 2nd Floor, Los Angeles, California 90067.

				Percentage of
	Common	Percentage of	Subordinated	Subordinated	Percentage of
	Units to be	Common Units to	Units to be	Units to be	Total Units to be
	Beneficially	be Beneficially	Beneficially	Beneficially	Beneficially
Name of Beneficial Owner	Owned	Owned	Owned	Owned	Owned

The Heritage Group(1)	3,499,277	21.38%	7,936,370	60.74%	38.85%
Calumet, Incorporated(2)	591,886	3.62%	1,342,401	10.27%	6.57%
Kayne Anderson Capital Advisors, L.P.(3)	907,701	5.55%	—	—%	3.08%
Janet K. Grube(2)(4)	1,180,089	7.21%	2,676,183	20.48%	13.10%
F. William Grube(2)(4)	88,783	0.54%	201,360	1.54%	0.99%
Fred M. Fehsenfeld, Jr.(1)(2)	173,424	1.06%	393,323	3.01%	1.93%
Allan A. Moyes, III	14,000	*	—	—%	*
R. Patrick Murray, II	6,000	*	—	—%	*
Robert M. Mills	11,400	*	—	—%	*
William A. Anderson	6,000	*	—	—%	*
Jeffrey D. Smith	5,000	*	—	—%	*
James S. Carter	4,000	*	—	—%	*
William S. Fehsenfeld(1)(5)	12,000	*	—	—%	*
Robert E. Funk	5,000	*	—	—%	*
Nicholas J. Rutigliano(1)(6)	25,000	*	—	—%	*
Michael L. Smith	5,000	*	—	—%	*
All directors and executive officers as a group (12 persons)	355,607	2.17%	594,683	4.55%	3.19%

*	= less than 1 percent

(1)	Thirty grantor trusts indirectly own all of the outstanding general partner interests in The Heritage Group, an Indiana general partnership. The direct or indirect beneficiaries of the grantor trusts are members of the Fred M. Fehsenfeld, Jr. family. Each of the grantor trusts has five trustees, Fred M. Fehsenfeld, Jr., James

C. Fehsenfeld, Nicholas J. Rutigliano, William S. Fehsenfeld and Nancy A. Smith, each of whom exercises equivalent voting rights with respect to each such trust. Each of Fred M. Fehsenfeld, Jr., Nicholas J. Rutigliano and William S. Fehsenfeld, who will serve as directors of our general partner, disclaims beneficial ownership of all of the common and subordinated units owned by The Heritage Group, and none of these units are shown as being beneficially owned by such directors in the table above.

(2)	F. William Grube is a director of and owns 15% of the common shares of Calumet, Incorporated, an Indiana corporation. Accordingly, 88,783 of the common units and 201,360 of the subordinated units owned by Calumet, Incorporated are also shown as being beneficially owned by F. William Grube in the table above. Janet K. Grube, the spouse of F. William Grube, has no voting or investment power over these units, and none of these units are shown as being beneficially owned by Janet K. Grube in the table above. The remaining 85% of the common shares of Calumet, Incorporated are indirectly owned 45.8% by The Heritage Group and 5.1% by Fred M. Fehsenfeld, Jr. personally. Fred M. Fehsenfeld, Jr. is also a director of Calumet, Incorporated. Accordingly, 230,244 of the common units and 522,194 of the subordinated units owned by Calumet, Incorporated are also shown as being beneficially owned by The Heritage Group in the table above, and 25,451 of the common units and 57,723 of the subordinated units owned by Calumet, Incorporated are also shown as being beneficially owned by Fred M. Fehsenfeld, Jr. in the table above. Each of F. William Grube, The Heritage Group and Fred M. Fehsenfeld, Jr. disclaims beneficial ownership of all of the common and subordinated units owned by Calumet, Incorporated in excess of their respective pecuniary interests in such units.

(3)	As noted in the Schedule 13G filed with the SEC on April 11, 2006.

(4)	Includes common and subordinated units that are owned by two grantor retained annuity trusts for which Janet K. Grube, the spouse of F. William Grube, serves as sole trustee. Janet K. Grube and her two children are the beneficiaries of such trusts. Also includes common and subordinated units owned by Janet K. Grube personally. F. William Grube has no voting or investment power over these units and disclaims beneficial ownership of all such units, and none of these units are shown as being beneficially owned by F. William Grube in the table above.

(5)	Includes common units that are owned by the spouse of Nicholas J. Rutigliano for which he disclaims beneficial ownership.

(6)	Includes common units that are owned by the spouse of William S. Fehsenfeld for which he disclaims beneficial ownership.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
       Owners of our general partner and their affiliates own 5,761,015 common units and 13,066,000 subordinated units representing an aggregate 62.7% limited partner interest in us. In addition, our general partner owns a 2% general partner interest in us and the incentive distribution rights.
Distributions and Payments to Our General Partner and its Affiliates
       The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and any liquidation of Calumet Specialty Products Partners, L.P. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.
Formation Stage

The consideration received by our general partner and its affiliates for the contribution of the assets and liabilities to us	• 5,761,015 common units;

• 13,066,000 subordinated units;

• 2% general partner interest; and

• the incentive distribution rights.
Operational Stage

Distributions of available cash to our general partner and its affiliates	Generally, we will make cash distributions of 98% to the unitholders pro rata, including the affiliates of our general partner, as the holders of an aggregate 5,761,015 common units and 13,066,000 subordinated units, and 2% to our general partner.

In addition, if distributions exceed the minimum quarterly distribution and other higher target distribution levels, our general partner will be entitled to increasing percentages of the distributions, up to 50% of the distributions above the highest target level.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, our general partner would receive an annual distribution of approximately $1.1 million on its 2% general partner interest and the affiliates of our general partner would receive $33.9 million on their common and subordinated units.

Payments to our general partner and its affiliates	We will reimburse our general partner and its affiliates for all expenses incurred on our behalf.

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “The Partnership Agreement — Withdrawal or Removal of the General Partner.”

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.
Omnibus Agreement
       We entered into an omnibus agreement, dated the closing date of our initial public offering, with The Heritage Group and certain of its affiliates pursuant to which The Heritage Group and its controlled affiliates agreed not to engage in, whether by acquisition or otherwise, the business of refining or marketing specialty lubricating oils, solvents and wax products as well as gasoline, diesel and jet fuel products in the continental United States (“restricted business”) for so long as The Heritage Group controls us. This restriction will not apply to:

•	any business owned or operated by The Heritage Group or any of its affiliates at the closing of the offering;

•	the refining and marketing of asphalt and asphalt-related products and related product development activities;

•	the refining and marketing of other products that do not produce “qualifying income” as defined in the Internal Revenue Code;

•	the purchase and ownership of up to 9.9% of any class of securities of any entity engaged in any restricted business;

•	any restricted business acquired or constructed that The Heritage Group or any of its affiliates acquires or constructs that has a fair market value or construction cost, as applicable, of less than $5.0 million;

•	any restricted business acquired or constructed that has a fair market value or construction cost, as applicable, of $5.0 million or more if we have been offered the opportunity to purchase it for fair market value or construction cost and we decline to do so with the concurrence of the conflicts committee of the board of directors of our general partner; and

•	any business conducted by The Heritage Group with the approval of the conflicts committee of the board of directors of our general partner.
Administrative and Other Services
       The Heritage Group provides us with certain management and administrative services for which it receives an annual fee. The Heritage Group also provides us with strategic and financial advisory services from time to time. Payments for these services were approximately $0.6 million for each of the years ended December 31, 2003, 2004, and 2005, and $0.2 million for the three months ended March 31, 2006.
       We participate in a self-insurance program for medical benefits with The Heritage Group and certain of its affiliates. In connection with this program, contributions are made to a voluntary employees’ benefit association (VEBA) trust. Contributions made by us to the VEBA totaled approximately $3.2 million, $2.8 million and $3.2 million for the years ended December 31, 2003, 2004 and 2005, respectively, and $0.8 million for the three months ended March 31, 2006.

       We participate in a self-insurance program for workers’ compensation with The Heritage Group and certain of its affiliates. In connection with this program, contributions are made to The Heritage Group. Contributions made by us to The Heritage Group totaled approximately $0.2 million, $0.3 million and $0.3 million, respectively for the years ended December 31, 2003, 2004, and 2005, respectively, and $0.1 million for the three months ended March 31, 2006.
       We participate in a self-insurance program for general liability with The Heritage Group and certain of its affiliates. In connection with this program, contributions are made to The Heritage Group. Contributions made by us to The Heritage Group totaled approximately $0.4 million, $0.3 million and $0.6 million for the years ended December 31, 2003, 2004, and 2005, respectively, and $0.1 million for the three months ended March 31, 2006.
       In the near term, we anticipate we will continue to participate in these plans.
Indemnification of Directors and Officers
       Under our limited partnership agreement and subject to specified limitations, we will indemnify to the fullest extent permitted by Delaware law, from and against all losses, claims, damages or similar events any director or officer, or while serving as a director or officer, any person who is or was serving as a tax matters member or as a director, officer, tax matters member, employee, partner, manager, fiduciary or trustee of our partnership or any of our affiliates. Additionally, we will indemnify to the fullest extent permitted by law, from and against all losses, claims, damages or similar events any person who is or was an employee (other than an officer) or agent of our partnership.
Credit Facility with and Guarantees by The Heritage Group
       The Heritage Group was previously a lender to us under a term loan. The credit agreement provided for up to $180 million in long-term borrowings which bore interest at various rates and was to have matured on June 30, 2007. In addition, as of September 30, 2005, we had $11.4 million in outstanding notes issued to certain owners of our general partner. The notes bore interest at the prime rate. In connection with our refinancing in December 2005, all outstanding borrowings under the existing credit agreement and the principal and interest on the notes were repaid, the credit agreement was terminated and the notes cancelled. In addition, we were a limited guarantor of a bank credit facility of The Heritage Group, one of its affiliates and an owner of our general partner. This guaranty was terminated in connection with our refinancing.
Sales to Bareco Joint Venture
       During 2003 and 2004, we had sales to our Bareco joint venture of $29.0 million and $9,000, respectively. Bareco marketed wax products produced by us. The Bareco joint venture was dissolved in 2004.
Transactions with Director
       Nicholas J. Rutigliano, a director of our general partner, founded and is the president of Tobias Insurance Group, Inc., a commercial insurance brokerage business, that has historically placed a portion of our insurance underwriting requirements. The total premiums paid by us through Mr. Rutigliano’s firm were approximately $0.6 million, $0.6 million, and $0.8 million for the years ended December 31, 2003, 2004, and 2005, respectively, and $0.8 million for the three months ended March 31, 2006. It is anticipated that Mr. Rutigliano’s firm will continue to provide these services to us following completion of the offering on substantially similar terms. We believe these premiums are comparable to the premiums we would pay for such insurance from a non-affiliated third party.

Crude Oil Purchases
       We have historically purchased a small percentage of our crude oil supplies from Legacy Resources Co., L.P., an exploration and production company owned in part by The Heritage Group and our president and chief executive officer, F. William Grube. The total purchases made by us from Legacy Resources were approximately $0.6 million, $0.8 million and $1.1 million for the years ended December 31, 2003, 2004, and 2005, respectively, and $0.3 million for the three months ended March 31, 2006. It is anticipated that we may continue to purchase crude oil from Legacy Resources following completion of the offering at applicable market rates. We believe that the prices we pay Legacy Resources for crude oil are comparable to the prices we pay for crude oil from non-affiliated third parties.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES
Conflicts of Interest
       Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates (including the Fred M. Fehsenfeld, Jr. and F. William Grube families, The Heritage Group and their affiliates) on the one hand, and our partnership and our unaffiliated limited partners, on the other hand. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to its owners. At the same time, our general partner has a fiduciary duty to manage our partnership in a manner beneficial to our unitholders and us.
       Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other hand, our general partner will resolve that conflict. Our partnership agreement contains provisions that modify and limit our general partner’s fiduciary duties to the unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions taken that, without those limitations, might constitute breaches of fiduciary duty.
       Our general partner will not be in breach of its obligations under our partnership agreement or its duties to us or our unitholders if the resolution of the conflict is:

•	approved by the conflicts committee of the board of directors of our general partner, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.
       Our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee of its board of directors. If our general partner does not seek approval from the conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement provides that someone act in good faith, it requires that person to reasonably believe he is acting in the best interests of the partnership, unless the context otherwise requires.
       Conflicts of interest could arise in the situations described below, among others.
Our general partner is allowed to take into account the interests of parties other than us, such as the Fred M. Fehsenfeld, Jr. or F. William Grube families, The Heritage Group or their affiliates, in resolving conflicts of interest.
       Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its limited call right, its voting rights with respect to the units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation of the partnership or amendment to our partnership agreement.
We do not have any officers or employees and will rely solely on officers and employees of our general partner and its affiliates.
       We will not have any officers or employees and will rely solely on officers of our general partner and employees of our general partner and its affiliates. Affiliates of our general partner will conduct businesses and activities of their own in which we will have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition for the time and effort of the officers and employees who provide services to our general partner and its affiliates.
Our general partner has limited its liability and reduced its fiduciary duties, and has also restricted the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty.
       In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our unitholders for actions that might otherwise constitute breaches of fiduciary duty. For example, our partnership agreement:

•	provides that the general partner shall not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning it believed that the decision was in the best interests of our partnership;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us, as determined by the general partner in good faith. In determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or those other persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that such person’s conduct was unlawful.
Our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and reserves, each of which can affect the amount of cash available for distribution to our unitholders.
       The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

       In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by the general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	hastening the expiration of the subordination period.
       For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units. Please read “How We Make Cash Distributions — Subordination Period.”
       Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, our operating company, or its operating subsidiaries.
       In addition, our general partner may use an amount, initially equal to $10.0 million, which would not otherwise constitute operating surplus, in order to permit the payment of cash distributions on the subordinated units or incentive distribution rights. Please read “Our Partnership — Cash Distributions.”
Our general partner has the flexibility to cause us to enter into a broad variety of derivative transactions.
       Our general partner has the flexibility to cause us to enter into a broad variety of derivative transactions covering different time periods, the net cash receipts from which will increase operating surplus and adjusted operating surplus, with the result that our general partner may be able to shift the recognition of operating surplus and adjusted operating surplus among periods to increase the distributions it and its affiliates receive on their subordinated units and incentive distribution rights or to accelerate the expiration of the subordination period.
Our general partner determines which costs incurred by our general partner are reimbursable by us.
       We will reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith. Please read “Certain Relationships and Related Party Transactions.”
Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm’s-length transactions.
       Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither our partnership agreement nor any of the other agreements, contracts, and arrangements between us, on the one hand, and our general partner and its affiliates, on the other hand, are or will be the result of arm’s-length negotiations.
       Our general partner will determine, in good faith, the terms of any of these transactions entered into after the sale of the common units offered in this offering.
       Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically dealing with that use. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

Our general partner’s affiliates may compete with us.
       Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than those incidental to its ownership of interests in us. Except as provided in our partnership agreement and the omnibus agreement, affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. Please read “Certain Relationships and Related Party Transactions — Omnibus Agreement.”
Our general partner intends to limit its liability regarding our obligations.
       Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to our assets, and not against our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability or our liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.
Common units are subject to our general partner’s limited call right.
       Our general partner may exercise its right to call and purchase common units as provided in our partnership agreement or assign this right to one of its affiliates or to us. Our general partner is not bound by fiduciary duty restrictions in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read “The Partnership Agreement — Limited Call Right.”
Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.
       Any agreements between us on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.
Our general partner decides whether to retain separate counsel, accountants, or others to perform services for us.
       The attorneys, independent accountants and others who have performed services for us regarding the offering have been retained by our general partner. Attorneys, independent accountants and others who will perform services for us are selected by our general partner or the conflicts committee of the board of directors of our general partner and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.
Fiduciary Duties
       Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and our partnership agreement. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, modify, restrict or expand the fiduciary duties otherwise owed by a general partner to limited partners and the partnership.
       Our partnership agreement contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these restrictions to allow our general partner or its affiliates to engage in transactions with us that would otherwise be prohibited by state law fiduciary duty standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our general partner’s board of directors will have fiduciary duties to manage our general partner in a manner beneficial to its owners, as well as to our unitholders. Without these modifications, our general partner’s ability to make decisions involving conflicts of interest would be restricted. The modifications to the fiduciary standards enable our general partner to take into consideration all parties involved in the proposed action, so long as the resolution is fair and reasonable to us. These modifications also enable our general partner to attract and retain experienced and capable directors. These modifications are detrimental to the common unitholders because they restrict the remedies available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues about compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of the board of directors of our general partner must be:

• on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

• “fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the conflicts committee of its board of directors and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

Rights and remedies of unitholders	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that such person’s conduct was unlawful.
       Each common unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or transferee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.
       Under our partnership agreement, we must indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We must also provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent or grossly negligent acts if it meets the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, as amended (“Securities Act”), in the opinion of the SEC such indemnification is contrary to public policy and, therefore, unenforceable. Please read “The Partnership Agreement — Indemnification.”

DESCRIPTION OF THE COMMON UNITS
The Units
       The common units and the subordinated units are separate classes of limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and “How We Make Cash Distributions.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.”
Transfer Agent and Registrar
       Duties. Mellon Investor Services, LLC serves as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following that must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a common unitholder; and

•	other similar fees or charges.
       There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.
       Resignation or Removal. The transfer agent may resign by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.
Transfer of Common Units
       By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•	gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.
       A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

       We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holders’ rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.
       Common units are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.
       Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT
       The following is a summary of the material provisions of our partnership agreement. We will provide prospective investors with a copy of this agreement upon request at no charge.
       We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “How We Make Cash Distributions”;

•	with regard to the fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties”;

•	with regard to the transfer of common units, please read “Description of the Common Units — Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, please read “Material Tax Consequences.”
Organization and Duration
       We were organized on September 27, 2005 and have a perpetual existence.
Purpose
       Our purpose under the partnership agreement is limited to any business activities that are approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided, that our general partner shall not cause us to engage, directly or indirectly, in any business activity that the general partner determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.
       Although our general partner has the ability to cause us, our operating company or its subsidiaries to engage in activities other than the refining and marketing of fuel products and specialty hydrocarbon products, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.
Power of Attorney
       Each limited partner, and each person who acquires a unit from a unitholder, by accepting the common unit, automatically grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers, under our partnership agreement.
Capital Contributions
       Unitholders are not obligated to make additional capital contributions, except as described below under “— Limited Liability.”

Voting Rights
       The following is a summary of the unitholder vote required for the matters specified below. Various matters requiring the approval of a “unit majority” require:

•	during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the common units.
       In voting their common and subordinated units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us and our limited partners. For any action that is to be approved at a meeting of unitholders, the holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage. Please read “— Meetings; Voting.”

Issuance of additional units of equal rank with the common units during the subordination period	Unit majority, with exceptions described under “— Issuance of Additional Securities.”

Issuance of units senior to the common units during the subordination period	Unit majority.

Issuance of units junior to the common units during the subordination period	No approval right.

Issuance of additional units after the subordination period	No approval right.

Amendment of our partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “— Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “— Merger, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “— Termination and Dissolution.”

Continuation of the business of our partnership upon dissolution	Unit majority. Please read “— Termination and Dissolution.”

Withdrawal of our general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to December 31, 2015 in a manner that would cause a dissolution of our partnership. Please read “— Withdrawal or Removal of the General Partner.”

Removal of our general partner	Not less than 66 2/3 % of the outstanding units, including units held by our general partner and its affiliates. Please read “— Withdrawal or Removal of the General Partner.”

Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to December 31, 2015. Please read “— Transfer of General Partner Interest.”

Transfer of incentive distribution rights	Except for transfers to an affiliate or another person as part of our general partner’s merger or consolidation, sale of all or substantially all of its assets or the sale of all of the ownership interests in such holder, the approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to December 31, 2015. Please read “— Transfer of Incentive Distribution Rights.”

Transfer of ownership interests in our general partner	No approval required at any time. Please read “— Transfer of Ownership Interests in Our General Partner.”
Limited Liability
       Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;
constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against the general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.
       Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.
       Our subsidiaries conduct business in 20 states. Maintenance of our limited liability as a member of our operating company may require compliance with legal requirements in the jurisdictions in which our operating company conducts business, including qualifying our subsidiaries to do business there.
       Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our membership interest in our operating company or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to our partnership agreement, or to take other action under the partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.
Issuance of Additional Securities
       Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders. During the subordination period, however, except as we discuss in the following paragraph, we may not issue equity securities ranking senior to the common units or an aggregate of more than 6,533,000 additional common units or units on a parity with the common units, in each case, without the approval of the holders of a unit majority.
       During the subordination period or thereafter, we may issue an unlimited number of common units without the approval of the unitholders as follows:

•	upon exercise of the underwriters’ option to purchase additional units;

•	upon conversion of the subordinated units;

•	under employee benefits plans;

•	upon conversion of the general partner interest and incentive distribution rights as a result of a withdrawal or removal of our general partner;

•	upon conversion of units of equal rank with the common units into common units or other parity units under certain circumstances;

•	in the event of a combination or subdivision of common units;

•	in connection with an acquisition or an expansion capital improvement that increases cash flow from operations per unit on an estimated pro forma basis;

•	if the proceeds of the issuance are used to repay indebtedness, the cost of which to service is greater than the distribution obligations associated with the units issued in connection with its retirement; or

•	in connection with the redemption of common units or other equity interests of equal rank with the common units from the net proceeds of an issuance of common units or parity units, but only if the redemption price equals the net proceeds per unit, before expenses, to us.
       Until the time that our Shreveport refinery expansion project is put into commercial service, the common units to be issued in connection with this offering will be deemed to constitute a portion of the up to 6,533,000 common units we are permitted to issue during the subordination period without obtaining unitholder approval and will reduce the number of additional common units we may issue in the future without obtaining unitholder approval accordingly. However, we anticipate that our Shreveport refinery expansion project will increase cash flow from operations per unit upon its completion. If this occurs, the common units we issue in this offering that are used to pay for such expansion project will be added back to the number of additional common units we may issue in the future without unitholder approval.
       It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership securities may dilute the value of the interests of the then-existing holders of common units in our net assets.
       In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity securities, which may effectively rank senior to the common units.
       Upon issuance of additional partnership securities, our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us. The general partner’s 2% interest in us will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common units and subordinated units, that existed immediately prior to each issuance. Otherwise, under our partnership agreement, the holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.
Amendment of the Partnership Agreement
       General. Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

       Prohibited Amendments. No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld at its option.
       The provision of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon completion of the offering, our general partner and its affiliates will own approximately 64.0% of the outstanding units.
       No Unitholder Approval. Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

•	a change in our name, the location of our principal place of our business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•	a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor the operating company nor any of its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•	any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

•	mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger or conveyance other than those it receives by way of the merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the bullet points above.

       In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner or assignee in connection with a merger or consolidation approved in connection with our partnership agreement, or if our general partner determines that those amendments:

•	do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.
       Opinion of Counsel and Unitholder Approval. Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for federal income tax purposes in connection with any of the amendments described under “— No Unitholder Approval.” No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.
       In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.
Merger, Sale or Other Disposition of Assets
       A merger or consolidation of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or the limited partners.
       In addition, our partnership agreement generally prohibits our general partner without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, the transaction would not result in a material amendment to our partnership agreement, each of our units will be an identical unit of our partnership following the transaction, and the units to be issued do not exceed 20% of our outstanding units immediately prior to the transaction.
       If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other transaction or event.
Termination and Dissolution
       We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership; or

•	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.
       Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•	neither our partnership, our operating company nor any of our other subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.
Liquidation and Distribution of Proceeds
       Upon our dissolution, unless our business is continued as described above, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate to liquidate our assets and apply the proceeds of the liquidation as provided in “How We Make Cash Distributions — Cash Distributions — Distributions of Cash upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.
Withdrawal or Removal of the General Partner
       Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2015 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2015, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than the general partner and its affiliates. In addition, the partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “— Transfer of General Partner Interest” and “— Transfer of Incentive Distribution Rights.”
       Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “— Termination and Dissolution.”
       Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes. The ownership of more than 33 1/3 % of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal. At the closing of this offering, our general partner and its affiliates will own an aggregate of 64.0% of the outstanding units.
       Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end, and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at that time.
       In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where a general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

       If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.
       In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.
Transfer of General Partner Interest
       Except for transfer by our general partner of all, but not less than all, of its general partner interest in our partnership to:

•	an affiliate of our general partner (other than an individual); or

•	another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest in our partnership to another person prior to December 31, 2015 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2015, our general partner interest will be freely transferable.
       Our general partner and its affiliates may, at any time, transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.
Transfer of Ownership Interests in Our General Partner
       At any time, the members of our general partner may sell or transfer all or part of their membership interests in our general partner to an affiliate or third party without the approval of our unitholders.
Transfer of Incentive Distribution Rights
       Our general partner or its affiliates or a subsequent holder may transfer its incentive distribution rights to an affiliate of the holder (other than an individual) or another entity as part of the merger or consolidation of such holder with or into another entity, the sale of all of the ownership interest of the holder or the sale of all or substantially all of its assets to, that entity without the prior approval of the unitholders. Prior to December 31, 2015, other transfers of incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. On or after December 31, 2015, the incentive distribution rights will be freely transferable.
Change of Management Provisions
       Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Calumet GP, LLC as our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors of our general partner.
       Our partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.
Limited Call Right
       If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, but not the obligation, which right may be assigned in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

•	the highest cash price paid by either of our general partner or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those partnership securities; and

•	the current market price as of the date three days before the date the notice is mailed.
       As a result of our general partner’s right to purchase outstanding partnership securities, a holder of partnership securities may have his partnership securities purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Tax Consequences — Disposition of Common Units.”
Meetings; Voting
       Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.
       Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

       Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “— Issuance of Additional Securities.” However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units as a single class.
       Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.
Status as Limited Partner
       Except as described under “— Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions. By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records.
Non-Citizen Transferees
       If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, we may redeem the units held by the limited partner at their current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner to furnish information about his nationality, citizenship or related status. If a limited partner fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen transferee. A non-citizen transferee, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. A non-citizen transferee does not have the right to vote his units and may not receive distributions in kind upon our liquidation.
Indemnification
       Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of a general partner or any departing general partner;

•	any person who is or was a director, officer, member, partner, fiduciary or trustee of any entity set forth in the preceding three bullet points;

•	any person who is or was serving as director, officer, member, partner, fiduciary or trustee of another person at the request of our general partner or any departing general partner or any of their affiliates (other than persons acting on a fee-for-services basis); and

•	any person designated by our general partner.
       Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.
Reimbursement of Expenses
       Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. The general partner is entitled to determine in good faith the expenses that are allocable to us.
Books and Reports
       Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.
       We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing our audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.
       We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.
Right to Inspect Our Books and Records
       Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand stating the purpose of such demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each partner became a partner;

•	copies of our partnership agreement, our certificate of limited partnership, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.
       Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.
Registration Rights
       Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their transferees if an exemption from the registration requirements is not available. We have also agreed to include on any registration statement we file any partnership securities proposed to be sold by our general partner or its affiliates or their transferees. These registration rights continue for two years following any withdrawal or removal of Calumet GP, LLC as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any state securities laws arising from the registration statement or prospectus. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE
       After the sale of the common units offered hereby, owners of our general partner and certain of their affiliates will hold an aggregate of 5,761,015 common units and 13,066,000 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.
       The common units sold in the offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units owned by an affiliate of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.
       Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least two years, would be entitled to sell common units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.
       The partnership agreement does not restrict our ability to issue any partnership securities at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement — Issuance of Additional Securities.”
       Under our partnership agreement, our general partner and its affiliates and their transferees have the right to cause us to register under the Securities Act and state securities laws the offer and sale of any common units, subordinated units or other partnership securities that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units or other partnership securities to require registration of any of these units or other partnership securities and to include them in a registration by us of other units, including units offered by us or by any unitholder. Calumet GP, LLC will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, our general partner and its affiliates may sell their units or other partnership interests in private transactions at any time, subject to compliance with applicable laws.
       We, Fred M. Fehsenfeld, Jr. and certain related trusts, F. William Grube and certain related trusts, The Heritage Group, our general partner and the directors and executive officers of our general partner, have agreed not to sell any common units they beneficially own for a period of 90 days from the date of this prospectus. For a description of these lock-up provisions, please read “Underwriting.”

MATERIAL TAX CONSEQUENCES
       This section is a discussion of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., counsel to our general partner and us, as to all material tax matters and all legal conclusions insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Calumet Specialty Products Partners, L.P. and our operating company.
       The following discussion does not comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (“IRAs”), real estate investment trusts (“REITs”) or mutual funds. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.
       All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are, to the extent noted herein, based on the accuracy of the representations made by us.
       No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Vinson & Elkins L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.
       For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues: (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units — Allocations Between Transferors and Transferees”); and (3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “— Tax Consequences of Unit Ownership — Section 754 Election”).
Partnership Status
       A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner’s adjusted basis in his partnership interest.

       Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the refining, transportation, storage and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 4% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Vinson & Elkins L.L.P. is of the opinion that at least 90% of our current gross income constitutes qualifying income.
       No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Vinson & Elkins L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership and our operating company will be disregarded as an entity separate from us for federal income tax purposes.
       In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied are:

(a)	Neither we nor the operating company will elect to be treated as a corporation; and

(b)	For each taxable year, more than 90% of our gross income will be income that Vinson & Elkins L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.
       If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.
       If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.
       The discussion below is based on Vinson & Elkins L.L.P.’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status
       Unitholders who have become limited partners of Calumet Specialty Products Partners, L.P. will be treated as partners of Calumet Specialty Products Partners, L.P. for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of Calumet Specialty Products Partners, L.P. for federal income tax purposes.
       A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales.”
       Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their tax consequences of holding common units in Calumet Specialty Products Partners, L.P.
       The references to “unitholders” in the discussion that follows are to persons who are treated as partners in Calumet Specialty Products Partners, L.P. for federal income tax purposes.
Tax Consequences of Unit Ownership
       Flow-Through of Taxable Income. We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.
       Treatment of Distributions. Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “— Disposition of Common Units.” Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Losses.”
       A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.
       Ratio of Taxable Income to Distributions. We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2008, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed with respect to that period. We anticipate that after the taxable year ending December 31, 2008, the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures (including the prospective 2007 placed in service date of the Shreveport refinery expansion), cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower than our estimate above, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

•	the Shreveport refinery expansion is not placed into service in 2007,

•	gross income from operations exceeds the amount required to make the minimum quarterly distribution on all units, yet we only distribute the minimum quarterly distribution on all units, or

•	we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.
       Basis of Common Units. A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”
       Limitations on Deductibility of Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.
       In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.
       The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally corporate or partnership activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.
       A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.
       Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.
       The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.
       Entity-Level Collections. If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.
       Allocation of Income, Gain, Loss and Deduction. In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to our general partner.
       We will be treated as the successor of Calumet Predecessor for federal income tax purposes. Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of our property at the time of the offering, referred to in this discussion as “Contributed Property.” The effect of these allocations to a unitholder purchasing common units in this offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of this offering. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in such amount and manner as is needed to eliminate the negative balance as quickly as possible.
       An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.
       Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “— Tax Consequences of Unit Ownership — Section 754 Election” and “— Disposition of Common Units — Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.
       Treatment of Short Sales. A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.
       Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Common Units — Recognition of Gain or Loss.”
       Alternative Minimum Tax. Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.
       Tax Rates. In general, the highest effective United States federal income tax rate for individuals is currently 35.0% and the maximum United States federal income tax rate for net capital gains of an individual is currently 15.0% if the asset disposed of was held for more than twelve months at the time of disposition.
       Section 754 Election. Calumet Predecessor made, and we are bound by the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.
       Where the remedial allocation method is adopted (which we have adopted as to property other than goodwill), the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations. Please read “— Uniformity of Units.”
       Although Vinson & Elkins L.L.P. is unable to opine as to the validity of this approach because there is no controlling authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 of the Internal Revenue Code but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “— Uniformity of Units.”
       A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a built-in loss or a basis reduction is substantial if it exceeds $250,000.
       The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.
Tax Treatment of Operations
       Accounting Method and Taxable Year. We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “— Disposition of Common Units — Allocations Between Transferors and Transferees.”
       Initial Tax Basis, Depreciation and Amortization. The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by our general partner and its affiliates. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”
       To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service.

We may not be entitled to any amortization deductions with respect to any goodwill held by us at the time of this offering. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.
       If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Common Units — Recognition of Gain or Loss.”
       The costs we incur in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.
       Valuation and Tax Basis of Our Properties. The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.
Disposition of Common Units
       Recognition of Gain or Loss. Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.
       Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.
       Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than twelve months will generally be taxed at a maximum rate of 15%. However, a portion of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

       The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.
       Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.
       Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.
       Allocations Between Transferors and Transferees. In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.
       The use of this method may not be permitted under existing Treasury Regulations as there is no controlling authority on the issue. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

       A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.
       Notification Requirements. A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.
       Constructive Termination. We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.
Uniformity of Units
       Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.”
       We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”
Tax-Exempt Organizations and Other Investors
       Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.
       Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.
       Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.
       In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.
       Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Because a foreign unitholder is considered to be engaged in business in the United States by virtue of the ownership of units, under this ruling a foreign unitholder who sells or otherwise disposes of a unit generally will be subject to federal income tax on gain realized on the sale or disposition of units. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.
Administrative Matters
       Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will in all cases yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.
       The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.
       Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement names Calumet GP, LLC as our Tax Matters Partner.
       The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.
       A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.
       Since we are the successor of Calumet Predecessor for federal tax purposes, we may be subject to audit by the IRS for tax periods preceding this offering. Liability for federal taxes other than income taxes, such as employment taxes, is imposed directly upon us, so any tax liability resulting from such an audit may reduce cash available for distribution to unitholders.
       Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(a)	the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b)	whether the beneficial owner is:

(1)	a person that is not a United States person;

(2)	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(3)	a tax-exempt entity;

(c)	the amount and description of units held, acquired or transferred for the beneficial owner; and

(d)	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.
       Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.
       Accuracy-Related and Assessable Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.
       For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1)	for which there is, or was, “substantial authority”; or

(2)	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.
       If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us.
       A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.
       Reportable Transactions. If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses in excess of $2 million. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “— Information Returns and Audit Procedures.”
       Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Accuracy-related Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability and

•	in the case of a listed transaction, an extended statute of limitations.
       We do not expect to engage in any “reportable transactions.”
State, Local, Foreign and Other Tax Considerations
       In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We own property or do business in Arkansas, California, Connecticut, Florida, Georgia, Indiana, Illinois, Kentucky, Louisiana, Massachusetts, Mississippi, Missouri, New Jersey, New York, Ohio, South Carolina, Pennsylvania, Texas, Utah and Virginia, and each of these states, other than Texas and Florida, impose a personal income tax on individuals and many impose an income tax on corporations and other entities. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Unit Ownership — Entity-Level Collections.” Based on current law and our estimate of our future operations, the general partner anticipates that any amounts required to be withheld will not be material.
       It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required of him. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

INVESTMENT IN CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
BY EMPLOYEE BENEFIT PLANS
       An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return.
       The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.
       Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and also IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan.
       In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.
       The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

(a)	the equity interests acquired by employee benefit plans are publicly offered securities — i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

(b)	the entity is an “operating company,” meaning it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

(c)	there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.
       Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) above.
       Plan fiduciaries contemplating a purchase of common units are encouraged to consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING
       We and the underwriters named below have entered into an underwriting agreement with respect to the common units being offered. Subject to specified conditions, each underwriter has severally agreed to purchase the number of common units indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

Underwriters	Number of Common Units

Goldman, Sachs & Co.	2,303,400
Deutsche Bank Securities Inc.	818,400
Petrie Parkman & Co., Inc.	178,200

Total	3,300,000

       The underwriters are committed to take and pay for all of the 3,300,000 common units being offered to the public, if any are taken, other than the common units covered by the option described below unless and until this option is exercised.
       If the underwriters sell more common units than the total number set forth in the table above, the underwriters have an option to buy up to an additional 495,000 common units from us to cover such sales. They may exercise that option for 30 days. If any common units are purchased pursuant to this option, the underwriters will severally purchase common units in approximately the same proportion as set forth in the table above.
       The following table shows the per common unit and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 495,000 additional common units.

Paid by the Partnership	No Exercise	Full Exercise

Per Common Unit	1.40	1.40
Total	4,620,000	5,313,000
       Common units sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any common units sold by the underwriters to securities dealers may be sold at a discount of up to $0.84 per common unit from the initial offering price. If all the common units are not sold at the initial offering price, the representative may change the offering price and the other selling terms.
       We, Fred M. Fehsenfeld, Jr. and certain related trusts, F. William Grube and certain related trusts, The Heritage Group, our general partner and the directors and executive officers of our general partner have agreed with the underwriters, subject to certain exceptions, not to offer, sell, hedge, contract to sell, pledge, grant an option to purchase, make any short sale or otherwise dispose of any of their common units or securities convertible into or exchangeable for common units during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representative, and except with respect to common units and other equity-based awards issued or issuable pursuant to our long-term incentive plan. This agreement does not apply to any existing employee benefit plans. See “Units Eligible for Future Sale” for a discussion of certain transfer restrictions.
       The 90-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 90-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 90-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

       Our common units are listed on the NASDAQ National Market under the symbol “CLMT.”
       In connection with the offering, the underwriters may purchase and sell common units in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of common units than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional common units from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional common units or purchasing common units in the open market. In determining the source of common units to close out the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase additional common units pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common units made by the underwriters in the open market prior to the completion of the offering.
       The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased common units sold by or for the account of such underwriter in stabilizing or short covering transactions.
       Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the common units, and, together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common units. As a result, the price of the common units may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NASDAQ National Market, in the over-the-counter market or otherwise.
       Because the National Association of Securities Dealers, Inc. views the common units offered under this prospectus as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD’s Conduct Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for quotation on the NASDAQ National Market or a national securities exchange.
       A prospectus in electronic format may be made available on the website maintained by the representative and may also be made available on websites maintained by other underwriters. The representative may agree to allocate a number of common units to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.
       The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of common units offered.
       We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1.0 million.
       In no event will the maximum amount of compensation to be paid to NASD members in connection with this offering exceed 10% plus 0.5% for bona fide due diligence.
       We and our general partner have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

       Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for our predecessor, us and our general partner and its subsidiaries, for which they received or will receive customary fees and expenses. We have entered, in the ordinary course of business, into various derivative financial instrument transactions related to our finished fuel products, including diesel and gasoline crack spread hedges, with J. Aron & Co., an affiliate of Goldman, Sachs & Co, and issued to J. Aron & Co. a $50.0 million letter of credit. We may enter into similar arrangements with J. Aron & Co. in the future.
VALIDITY OF THE COMMON UNITS
       The validity of the common units will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.
EXPERTS
       The balance sheet of Calumet Specialty Products Partners, L.P. as of December 31, 2005 and the balance sheet of Calumet GP, LLC as of December 31, 2005 appearing in this prospectus and the registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
       The financial statements of Calumet Lubricants Co., Limited Partnership as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 appearing in this prospectus and the registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
       We have filed with the SEC a registration statement on Form S-1 regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s web site.
       We furnish our unitholders annual reports containing our audited financial statements and furnish or make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each of our fiscal years.
FORWARD-LOOKING STATEMENTS
       Some of the information in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including “may,” “believe,” “expect,” “anticipate,” “estimate,” “continue,” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition, or state other “forward-looking” information. These forward-looking statements involve risks and uncertainties. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in this prospectus. The risk factors and other factors noted throughout this prospectus could cause our actual results to differ materially from those contained in any forward-looking statement.

INTRODUCTION
       The pro forma consolidated financial statements are based upon the historical financial position and results of the operations of Calumet Specialty Products Partners, L.P. (Calumet) as of March 31, 2006 and of Calumet Lubricants Co., Limited Partnership (Calumet Predecessor) as of December 31, 2005. Unless the context otherwise requires, references herein to Calumet include Calumet and its operating subsidiary. The pro forma consolidated financial statements for Calumet are qualified in their entirety by reference to the historical consolidated financial statements and related notes of both Calumet and Calumet Predecessor contained therein. The pro forma consolidated financial statements have been prepared on the basis that Calumet will be treated as a partnership for federal income tax purposes. The unaudited pro forma consolidated financial statements should be read in conjunction with the notes accompanying such pro forma consolidated financial statements and with the historical consolidated financial statements and related notes set forth elsewhere in this prospectus.
       The pro forma consolidated balance sheet and the pro forma consolidated statement of operations were derived by adjusting the historical consolidated financial statements of Calumet Predecessor for the period ended December 31, 2005 and by adjusting the historical consolidated financial statements of Calumet for the period ended March 31, 2006. The adjustments are based upon currently available information and certain estimates and assumptions; therefore, actual adjustments will differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma consolidated financial statements.
       The pro forma consolidated financial statements may not be indicative of the results that actually would have occurred if the Partnership had assumed the operations of the Predecessor on the dates indicated or which would be obtained in the future.

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
(In thousands)

	As of March 31, 2006

	Calumet			Calumet
	Historical	Adjustments		Pro Forma

Assets
Current assets:
Cash	$85	$2,218	(b)	$90,634
		103,082	(a)
		(14,751	)(c)
Accounts receivable:
Trade, less allowance for doubtful accounts of $774	110,931	—		110,931
Other	2,686	—		2,686

	113,617	—		113,617
Inventories	101,118	—		101,118
Prepaid expenses	1,883	—		1,883
Derivative assets	313	—		313
Deposits and other current assets	1,296	—		1,296

Total current assets	218,312	90,549		308,861
Property, plant and equipment, net	127,674			127,674
Other noncurrent assets, net	3,473			3,473

Total assets	$349,459	$90,549		$440,008

Liabilities and Partners’ Capital
Current liabilities:
Accounts payable	$52,216	$—		$52,216
Accrued salaries, wages and benefits	2,004	—		2,004
Turnaround costs	3,327	—		3,327
Taxes payable	4,686	—		4,686
Bank overdraft	5,116	—		5,116
Other current liabilities	2,207	—		2,207
Current portion of long-term debt	500	—		500
Derivative liabilities	46,097	—		46,097

Total current liabilities	116,153	—		116,153
Long-term debt, less current portion	64,126	(14,751	)(c)	49,375

Total liabilities	180,279	(14,751)		165,528

Partners’ capital:
Common unitholders	147,442	103,082	(a)	250,524
Subordinated unitholders	20,273	—		20,273
General partner’s interest	966	2,218	(b)	3,184
Accumulated other comprehensive income	499	—		499

Total partners’ capital	169,180	105,300		274,480

Total liabilities and partners’ capital	$349,459	$90,549		$440,008

See accompanying notes to unaudited pro forma consolidated financial statements.

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2005 and the Three Months Ended March 31, 2006
(dollars in thousands except per unit data)

	Year End						Three Months Ended
	December 31, 2005						March 31, 2006

	Predecessor	Initial Offering		Secondary Offering		Calumet	Calumet	Initial Offering		Secondary Offering		Calumet
	Historical	Adjustments		Adjustments		Pro Forma	Historical	Adjustments		Adjustments		Pro Forma

Sales	$1,289,072	$—		$—		$1,289,072	$397,694	$—		$—		$397,694
Cost of sales	1,148,715	—		—		1,148,715	346,744	—		—		346,744

Gross profit	140,357	—		—		140,357	50,950	—		—		50,950

Operating costs and expenses:
Selling, general and administrative	22,126	—		—		22,126	4,929	—		—		4,929
Transportation	46,849	—		—		46,849	13,907	—		—		13,907
Taxes other than income taxes	2,493	—		—		2,493	914	—		—		914
Other	871	—		—		871	115	—		—		115
Restructuring, decommissioning and asset impairments	2,333	—		—		2,333	—	—		—		—

Operating income (loss)	65,685	—		—		65,685	31,085	—		—		31,085

Other income (expense):
Interest expense	(22,961)	9,687	(d)	4,732	(d)	(8,542)	(3,976)	915	(d)	1,050	(d)	(2,011)
Debt extinguishment costs	(6,882)					(6,882)	(2,967)					(2,967)
Realized gain (loss) on derivative instruments	2,830	—		—		2,830	(3,080)	—		—		(3,080)
Unrealized gain (loss) on derivative instruments	(27,586)	—		—		(27,586)	(17,715)	—		—		(17,715)
Other	242	—		—		242	199	—		—		199

Total other income (expense)	(54,357)	9,687		4,732		(39,938)	(27,539)	915		1,050		(25,574)
Net income (loss) before income taxes	11,328	9,687		4,732		25,747	3,546	915		1,050		5,511
Income tax expense	—	90	(e)	—		90	14	—		—		14

Net income (loss)	$11,328	$9,597		$4,732		$25,657	$3,532	$915		$1,050		$5,497

General Partner’s interest in net income (loss)						$10,675	$(18)					$110

Limited Partners’ interest in net income (loss)						$14,982	$(858)					$5,387

Basic and diluted net income (loss) per limited partners’ unit:
Common						$2.47	$0.30					$0.45
Subordinated						$(1.94)	$(0.36)					$(0.15)
Weighted average number of limited partner units outstanding:
Common						16,366,000	12,950,000					16,366,000
Subordinated						13,066,000	13,066,000					13,066,000
See accompanying notes to unaudited pro forma consolidated financial statements.

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 1.	Basis of Presentation, the Offering and Other Transactions
       The historical financial information as of March 31, 2006 is derived from the historical consolidated financial statements of Calumet. The historical financial information as of December 31, 2005 is derived from the historical consolidated financial statements of Calumet Predecessor. The pro forma adjustments have been prepared as if the transactions listed below had taken place on March 31, 2006, in the case of the pro forma balance sheet, or as of January 1, 2005, in the case of the pro forma statement of operations for the year ended December 31, 2005 and the three months ended March 31, 2006.
       The pro forma balance sheet reflects the following transactions:

•	the sale by Calumet of 3,300,000 common units to the public in this offering;

•	the payment of estimated underwriting commissions and other offering expenses of this offering; and

•	the repayment by the Partnership of a portion of its indebtedness under its revolving credit facility with the net proceeds from this offering.
       The pro forma statement of operations reflect the following transactions:

•	the refinancing by the Predecessor of its long-term debt obligations pursuant to new credit facilities it entered into December 2005;

•	the sale by Calumet of 6,450,000 common units to the public in its initial public offering;

•	the sale by Calumet of 854,985 common units to the public as a result of the exercise of the underwriters’ option to purchase additional units from our initial public offering;

•	the sale by Calumet of 3,300,000 common units to the public in this offering;

•	the payment of estimated underwriting commissions and other offering expenses of both offerings; and

•	the repayment by the Partnership of a portion of its indebtedness under its new credit facilities with the net proceeds from both offerings.

Note 2.	Pro Forma Adjustments and Assumptions
       (a) Reflects the estimated net proceeds to Calumet of $103.1 million from the issuance and sale of 3,300,000 common units at an offering price of $32.94 (last reported sales price on June 28, 2006) per unit after deducting underwriting discounts, commissions and fees, and after paying estimated offering and related transaction expenses of $1.0 million.
       (b) Reflects Calumet GP, LLC’s contribution of $2.2 million to maintain its two percent general partner interest after this offering.
       (c) Reflects the repayment of $14.8 million of borrowings on our revolving credit facility with the net proceeds of this offering.
       (d) Reflects net change in interest expense as a result of entering into the new credit facilities and the repayment of borrowings under the facilities from the net proceeds of this offering and our initial public offering. After the consummation of the transactions described in Note 1, the Partnership’s outstanding indebtedness on a pro forma basis as of March 31, 2006 will consist of (i) no outstanding borrowings on the $225 million senior secured revolving credit facility,

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
(ii) $49.9 million of borrowings under the senior secured first lien term loan facility that bears interest at LIBOR plus 350 basis points, an assumed rate of 8.49%, and (iii) a $50 million letter of credit facility to support crack spread hedging that bears interest at an assumed rate of 3.5%. Should the actual interest rate increase or decrease by 100 basis points, pro forma interest expense would increase or decrease by $0.5 million for the year ended December 31, 2005 and $0.1 million for the three months ended March 31, 2006. The individual components of the net change in interest expense are as follows:

		Three Months
		Ended
	Year Ended	March 31,
	December 31, 2005	2006

Interest expense as reported for the Predecessor	$22,961	$3,976
Removal of prior related party and other long-term debt interest expense	(22,961)	(3,976)
Pro forma interest expense associated with the new credit facilities after the pay down of debt from offering net proceeds	8,542	2,011

Net adjustment	14,419	1,965

Pro forma as adjusted interest expense	8,542	2,011

       (e) Reflects the income tax expense of Calumet Sales Company Incorporated, a corporate subsidiary of our operating company, in the amount of approximately $90,000.

Note 3.	Pro Forma Net Income (Loss) Per Unit
       Pro forma net income (loss) per unit is determined by dividing the pro forma net income (loss) available to the common and subordinated unitholders, after deducting the general partner’s interest in the pro forma net income (loss), by the weighted average number of common and subordinated units expected to be outstanding at the closing of the offering. Our partnership agreement provides that, during the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.45 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. For purposes of the calculation of pro forma net income (loss per unit), we assumed that the minimum quarterly distribution was made to all common unitholders for each quarter during the periods presented and that the number of units outstanding were 16,366,000 common and 13,066,000 subordinated. All units were assumed to have been outstanding since January 1, 2005. Basic and diluted pro forma net income (loss) per unit are equivalent as there are no dilutive units at the date of closing of the offering of the common units of Calumet. Pursuant to the partnership agreement, to the extent that the quarterly distributions exceed certain targets, the general partner is entitled to receive certain incentive distributions that will result in more net income proportionately being allocated to the general partner than to the holders of common and subordinated units.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors of
Calumet Lubricants Co., Limited Partnership
       We have audited the accompanying consolidated balance sheets of Calumet Lubricants Co., Limited Partnership as of December 31, 2005 and 2004 and the related consolidated statements of operations, partners’ capital, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Calumet Lubricants Co., Limited Partnership at December 31, 2005 and 2004 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Indianapolis, Indiana
March 9, 2006

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31,

	2004	2005

Assets
Current assets:
Cash	$18,087	$12,173
Accounts receivable:
Trade, less allowance for doubtful accounts of $456 in 2004 and $750 in 2005	53,798	109,757
Other	4,912	5,537

	58,710	115,294

Inventories	82,990	108,431
Prepaid expenses	17,272	10,799
Derivative assets	4,011	3,359
Deposits and other current assets	3,150	8,851

Total current assets	184,220	258,907
Property, plant and equipment, net	126,585	127,846
Other noncurrent assets, net	7,401	12,964

Total assets	$318,206	$399,717

Liabilities and partners’ capital
Current liabilities:
Accounts payable	$58,027	$44,759
Accrued salaries, wages and benefits	1,978	8,164
Turnaround costs	2,098	2,679
Other taxes payable	435	4,209
Asset retirement obligation	100	—
Other accrued expenses	2,747	2,418
Other current liabilities	4,238	—
Current portion of long-term debt	19,795	500
Derivative liabilities	—	30,449

Total current liabilities	89,418	93,178
Long-term debt, less current portion	194,274	267,485

Total liabilities	283,692	360,663

Commitments and contingencies
Total partners’ capital	34,514	39,054

Total liabilities and partners’ capital	$318,206	$399,717

See accompanying notes to consolidated financial statements.

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except per unit data)

	Year Ended December 31,

	2003	2004	2005

Sales	$430,381	$539,616	$1,289,072
Cost of sales	385,890	501,284	1,148,715

Gross profit	44,491	38,332	140,357

Operating costs and expenses:
Selling, general and administrative	9,432	13,133	22,126
Transportation	28,139	33,923	46,849
Taxes other than income taxes	2,419	2,309	2,493
Other	905	839	871
Restructuring, decommissioning and asset impairments	6,694	317	2,333

Operating income (loss)	(3,098)	(12,189)	65,685

Other income (expense):
Equity in (loss) income of unconsolidated affiliates	867	(427)	—
Interest expense	(9,493)	(9,869)	(22,961)
Debt extinguishment costs	—	—	(6,882)
Realized gain (loss) on derivative instruments	(961)	39,160	2,830
Unrealized gain (loss) on derivative instruments	7,228	(7,788)	(27,586)
Other	32	83	242

Total other income (expense)	(2,327)	21,159	(54,357)

Net income (loss)	$(5,425)	$8,970	$11,328

General partner’s interest in net income (loss)	$(542)	$897	$1,133
Limited partners’ interest in net income (loss)	$(4,883)	$8,073	$10,195
Basic and diluted net income (loss) per limited partner unit	$(4,883)	$8,073	$10,195

Limited partnership units, basic and diluted	1,000	1,000	1,000
See accompanying notes to consolidated financial statements.

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
CONSOLIDATED STATEMENTS OF PARTNERS’ CAPITAL
(in thousands)

		Partners’ Capital
	Accumulated Other
	Comprehensive	General	Limited
	Income	Partner	Partners	Total

Balance at December 31, 2002	$—	$3,097	$27,872	$30,969
Net loss	—	(542)	(4,883)	(5,425)

Balance at December 31, 2003	—	2,555	22,989	25,544
Net income	—	897	8,073	8,970

Balance at December 31, 2004	—	3,452	31,062	34,514
Net income	—	1,133	10,195	11,328
Distributions to partners	—	(728)	(6,557)	(7,285)
Other comprehensive income	497	—	—	497

Balance at December 31, 2005	$497	$3,857	$34,700	$39,054

See accompanying notes to consolidated financial statements.

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,

	2003	2004	2005

Operating activities
Net income (loss)	$(5,425)	$8,970	$11,328
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	6,181	6,224	9,920
Amortization	588	703	466
Provision for doubtful accounts	12	216	294
Loss on disposal of property and equipment	943	59	232
Equity in loss (income) of unconsolidated affiliates	(867)	427	—
Restructuring charge	874	—	1,693
Debt extinguishment costs	—	—	4,173
Other	926	332	497
Dividends received from unconsolidated affiliates	750	3,470	—
Changes in assets and liabilities:
Accounts receivable	(4,670)	(19,399)	(56,878)
Inventories	15,547	(20,304)	(25,441)
Prepaid expenses	(834)	(8,472)	6,473
Derivative activity	(6,265)	5,046	31,101
Deposits and other current assets	271	(3,124)	(5,904)
Other noncurrent assets	(550)	161	(4,561)
Accounts payable	(1,809)	25,764	(13,268)
Accrued salaries, wages and benefits	(1,107)	1,323	6,186
Accrued turnaround costs	375	246	581
Other taxes payable	191	(53)	3,774
Asset retirement obligation	1,376	(1,276)	(100)
Other accrued expenses	544	963	(329)
Other current liabilities	436	(1,135)	(4,238)
Other noncurrent liabilities	(439)	(753)	—

Net cash provided by (used in) operating activities	7,048	(612)	(34,001)
Investing activities
Additions to property, plant and equipment	(12,163)	(43,033)	(12,963)
Proceeds from disposal of property, plant and equipment	223	103	60

Net cash used in investing activities	(11,940)	(42,930)	(12,903)
Financing activities
Proceeds from borrowings — credit agreements with third parties	—	93,940	1,415,374
Payments of borrowings — credit agreements with third parties	—	(44,145)	(1,197,184)
Debt issuance costs	—	(5,656)	(5,641)
Proceeds from borrowings — credit agreement with limited partners	260,159	586,410	546,565
Payments of borrowings — credit agreement with limited partners	(255,275)	(568,988)	(710,839)
Distributions to partners	—	—	(7,285)

Cash provided by financing activities	4,884	61,561	40,990

Net increase (decrease) in cash	(8)	18,019	(5,914)
Cash at beginning of period	76	68	18,087

Cash at end of period	$68	$18,087	$12,173

Supplemental disclosure of cash flow information
Interest paid	$9,189	$9,367	$22,890

See accompanying notes to consolidated financial statements.

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except operating, unit and per unit data)

1.	Description of the Business
       Calumet Lubricants Co., Limited Partnership (Calumet or the Company) is an Indiana limited partnership. The general partner is Calumet, Incorporated. The general partner owns 10% of Calumet while the remaining 90% is owned by limited partners, which collectively hold all 1,000 of Calumet’s limited partnership units. Calumet is engaged in the production and marketing of crude oil-based specialty lubricating oils, fuels, solvents and waxes. Calumet owns a refinery located in Princeton, Louisiana, a refinery located in Cotton Valley, Louisiana, a terminal located in Burnham, Illinois, a wax blending, packaging and warehousing facility located in Reno, Pennsylvania, and a refinery located in Shreveport, Louisiana (the Shreveport Refinery).
       Effective October 25, 2004 in conjunction with financing agreements entered into related to the Shreveport Refinery as discussed in Notes 3 and 6, Calumet contributed the assets and certain liabilities related to the Shreveport Refinery to an Indiana limited liability company, Calumet Shreveport, LLC (Calumet Shreveport). Calumet is the sole member of Calumet Shreveport. Calumet Shreveport, LLC then contributed the assets and certain liabilities of the Shreveport Refinery to two Indiana limited liability companies, Calumet Shreveport Fuels, LLC (Fuels) and Calumet Shreveport Lubricants & Waxes, LLC (Lubricants & Waxes). The sole member of both Fuels and Lubricants & Waxes is Calumet Shreveport.

2.	Summary of Significant Accounting Policies
Consolidation
       The consolidated financial statements include the accounts of Calumet and its wholly-owned subsidiary, Calumet Shreveport and Calumet Shreveport’s wholly owned subsidiaries Fuels and Lubricants & Waxes. All intercompany transactions and accounts have been eliminated. Hereafter, the consolidated companies are referred to as the Company.
Use of Estimates
       The Company’s financial statements are prepared in conformity with U.S. generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash
       Cash includes all highly liquid investments with a maturity of three months or less at the time of purchase.
Inventories
       The cost of inventories is determined using the last-in, first-out (LIFO) method. Inventories are valued at the lower of cost or market value.

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except operating, unit and per unit data)
       Inventories consist of the following:

	December 31,

	2004	2005

Raw materials	$39,476	$28,299
Work in process	12,669	29,737
Finished goods	30,845	50,395

	$82,990	$108,431

       The replacement cost of these inventories, based on current market values, would have been $26,942 and $47,763 higher at December 31, 2004 and 2005, respectively.
Accounts Receivable
       The Company performs periodic credit evaluations of customers’ financial condition and generally does not require collateral. Receivables are generally due within 30 days. The Company maintains an allowance for doubtful accounts for estimated losses in the collection of accounts receivable. The Company makes estimates regarding the future ability of its customers to make required payments based on historical credit experience and expected future trends. The activity in the allowance for doubtful accounts was as follows:

	December 31,

	2003	2004	2005

Beginning balance	$242	$240	$456
Provision	12	216	317
Write-offs, net	(14)	—	(23)

Ending balance	$240	$456	$750

Prepaid Expenses
       Prepaid expenses as of December 31, 2004 and 2005 include payments made to crude oil suppliers in the amount of $14,334 and $8,271, respectively, to prepay for certain of the Company’s future crude oil purchases.
Property, Plant and Equipment
       Property, plant and equipment are stated on the basis of cost. Depreciation is calculated generally on composite groups, using the straight-line method over the estimated useful lives of the respective groups.

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except operating, unit and per unit data)
       Property, plant and equipment, including depreciable lives, consists of the following:

	December 31,

	2004	2005

Land	$957	$973
Buildings and improvements (10 to 40 years)	1,550	1,602
Machinery and equipment (2 to 20 years)	148,992	162,651
Furniture and fixtures (5 to 10 years)	1,928	2,235
Construction-in-progress	5,368	3,878

	158,795	171,339
Less accumulated depreciation	(32,210)	(43,493)

	$126,585	$127,846

       Under the composite depreciation method, the cost of partial retirements of a group is charged to accumulated depreciation. However, when there are dispositions of complete groups or significant portions of groups, the cost and related depreciation are retired, and any gain or loss is reflected in earnings.
       During the years 2003, 2004, and 2005, the Company incurred $9,493, $10,171, and $23,154, respectively, of interest expense of which $0, $302, and $193, respectively, were capitalized as a component of property, plant and equipment.
Turnaround Costs
       Periodic major maintenance and repairs (turnaround costs) applicable to refining facilities are accounted for using the accrue-in-advance method. Normal maintenance and repairs of all other property, plant and equipment are charged to cost of sales as incurred. Renewals, betterments and major repairs that materially extend the life of the properties are capitalized. Turnaround activity was as follows:

	December 31,

	2003	2004	2005

Beginning balance	$1,477	$1,852	$2,098
Provision	2,125	2,129	3,939
Usage	(1,750)	(1,883)	(3,358)

Ending balance	$1,852	$2,098	$2,679

Impairment of Long-Lived Assets
       The Company periodically evaluates the carrying value of long-lived assets to be held and used, including definite-lived intangible assets, when events or circumstances warrant such a review. The carrying value of a long-lived asset to be held and used is considered impaired when the anticipated separately identifiable undiscounted cash flows from such an asset are less than the carrying value of the asset. In that event, a write-down of the asset would be recorded through a charge to operations, based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Long-lived assets to be disposed of other than by sale are considered held and used until disposal.

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except operating, unit and per unit data)
Revenue Recognition
       The Company recognizes revenue on orders received from its customers when there is persuasive evidence of an arrangement with the customer that is supportive of revenue recognition, the customer has made a fixed commitment to purchase the product for a fixed or determinable sales price, collection is reasonably assured under the Company’s normal billing and credit terms, all of the Company’s obligations related to product have been fulfilled and ownership and all risks of loss have been transferred to the buyer, which is upon shipment to the customer.
Income Taxes
       The Company, as a partnership, is not liable for income taxes. Income taxes are the responsibility of the partners, with earnings of the Company included in partners’ earnings.
Derivatives
       The Company enters into several types of derivative instruments related to the purchase of crude oil, natural gas, as well as fuels product margins (crack spreads), in an effort to minimize the financial impact of fluctuations in the prices of certain commodities related to its business, as further described in Note 7. The Company’s policy is generally to enter into crude oil contracts for a period no greater than three to six months forward and for 50% to 70% of anticipated crude oil purchases related to speciality products production. The Company’s policy is generally to enter into crack spread contracts for a period no greater than five years forward and for no more than 75% of fuels production. Although the counterparties expose the Company to credit risk in the event of nonperformance, the Company does not expect nonperformance.
       During 2003, 2004 and through November 30, 2005, the Company had not designated any of its derivative instruments as hedges in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. Changes in the fair value of derivatives which have not been designated as hedges are recorded each period in earnings and reflected in unrealized gain (loss) on derivative instruments in the consolidated statements of operations.
       Beginning on December 1, 2005, the Company began designating certain derivative contracts related to the purchase of crude oil for its specialty products segment and natural gas purchases for all of the Company’s refineries as cash flow hedges to the extent they were effective. Changes in the fair value of these derivative hedge contracts subsequent to December 1, 2005 are recorded in other comprehensive income. The crude and natural gas other comprehensive income balances of $1,231 and $(734), respectively, will be reclassified to earnings in the same period as the hedged transaction. The entire other comprehensive income balance at December 31, 2005 will be reclassified to earnings by April 2006 for the crude hedges and March 2006 for the natural gas hedges.
Equity Investments in Unconsolidated Affiliates
       Bareco Products (Bareco) was a South Carolina general partnership which marketed finished wax products. The Company acquired a 50% interest in Bareco during 2000. The Company accounts for this investment under the equity method of accounting. Therefore, the Company’s share of income and loss generated by Bareco is reflected as equity in income (loss) of unconsolidated affiliates in the consolidated statements of operations. As further discussed in Note 4, during

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except operating, unit and per unit data)
December 2003 the Company and its joint venture partner entered into an agreement to dissolve the Bareco Products partnership.
Other Noncurrent Assets
       Other noncurrent assets at December 31, 2004 and 2005 include $5,647 and $5,565, net of accumulated amortization of $226 and $76 of deferred debt issuance costs, which are being amortized on a straight-line basis over the life of the related debt instruments.
       Other noncurrent assets also include $1,476 and $1,021 at December 31, 2004 and 2005, respectively, of intangible assets, net of accumulated amortization, purchased to facilitate the sales of horticultural spray oil products. These intangible assets are being amortized using the straight-line method, over an estimated useful life of five years. Annual amortization for 2006 and 2007 will be $455, with the remaining balance of approximately $111 amortized in 2008. Accumulated amortization on these intangible assets was $800 and $1,255 at December 31, 2004 and 2005, respectively.
Shipping and Handling Costs
       The Company adheres to Emerging Issues Task Force (EITF) 00-10, Accounting for Shipping and Handling Fees and Costs. This EITF requires the classification of shipping and handling costs billed to customers in sales and the classification of shipping and handling costs incurred in cost of sales, or if classified elsewhere to be disclosed. The Company has reflected $28,139, $33,923 and $46,849 for the years ended December 31, 2003, 2004, and 2005, respectively, for costs billed to customers in transportation in the consolidated statements of operations.
New Accounting Pronouncements
       In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting (SFAS) No. 151, Inventory Costs — an amendment of Accounting Research Bulletin (ARB) No. 43, Chapter 4. The Statement clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials should be recognized as current-period expenses regardless of how abnormal the circumstances. In addition, this Statement requires that the allocation of fixed overheads to the costs of conversion be based upon normal production capacity levels. The Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not anticipate that this Statement will have a material effect on its financial position, results of operations or cash flows.
       On December 16, 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.
       Statement 123(R) is effective for fiscal years beginning after July 1, 2005. The Company expects to adopt Statement 123(R) using the “modified prospective” method in which compensation cost is recognized beginning with the effective date based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and based on the requirements of

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except operating, unit and per unit data)
Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date. The total impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future.
       In 2005, the FASB Interpretation No. 47 (FIN 47), Accounting for Conditional Asset Retirement Obligations was issued. The Company adopted this interpretation as of December 31, 2005. The Company has conditional asset retirement obligations related to its Cotton Valley, Shreveport and Princeton refineries related to asbestos. However, the Company believes that there is an indeterminate settlement date for these obligations and; thus, fair value cannot be reasonably estimated. Therefore, at the date of adoption, December 31, 2005, the Company did not record any liability for asset retirement obligations related to these refineries.

3.	Shreveport Reconfiguration
       During 2004, the Company substantially completed the reconfiguration of the Shreveport Refinery to add motor fuels production, including gasoline, diesel and jet fuel, as well as to increase overall feedstock throughput. The Shreveport Refinery was fully operational and met its completion requirements as of February 28, 2005, as required by the Company’s loan agreements then in effect. The capital project, of which $35,967 had been expended through December 31, 2004, and $39,663 had been expended through December 31, 2005, included the recommissioning of several existing idled fuel production units. As discussed in Note 1, the Company formed legal entities to hold the assets and liabilities related to the Shreveport Refinery. In conjunction with the reconfiguration and as described in Note 6, Calumet Shreveport, Fuels and Lubricants & Waxes entered into standalone financing arrangements during 2004, including a term loan agreement and a revolving loan agreement to fund capital expenditures and additional working capital requirements. These financing arrangements were repaid on December 9, 2005 as described in Note 6.

4.	Restructuring, Decommissioning and Asset Impairments
Rouseville
       In connection with the Company’s decision to exit its multigrade wax processing facility located in Rouseville, Pennsylvania (Rouseville), in 2003 the Company began implementation of a plan to demolish the Rouseville facility assets. The demolition was completed during 2004. The facility assets included operating units, equipment, tankage and real property. As a result of the decision to demolish the Rouseville facility assets, the Company recorded a facility asset impairment charge in 2003 for the full amount of the carrying value of the assets as of the decision date to demolish the assets. The Company also incurred asset decommissioning costs during 2003, consisting primarily of asbestos abatement costs at the Rouseville wax processing facility. Asset decommissioning costs of $4,202 and the asset impairment charge of $2,492 related to this facility are reflected in restructuring, decommissioning and asset impairments in the consolidated statements of operations for the year ended December 31, 2003. In 2004, the Company incurred additional charges totaling $317 primarily related to the completion of the Rouseville asset decommissioning.
       In accordance with Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, the Company recorded an asset retirement obligation during 2003 for obligations associated with the retirement of fixed assets at its Rouseville wax processing facility as of its decision date to demolish the facility, as discussed above. This obligation consisted primarily of remaining asbestos abatement costs as well as other costs, which were substantially completed by the end of 2004.

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except operating, unit and per unit data)
       A rollforward of the Company’s asset retirement obligation for the years ended December 31, 2003, 2004 and 2005 is as follows:

Balance January 1, 2003	$—
2003 Rouseville asset retirement obligation provision	1,618
2003 Interest cost accretion	14
2003 Payments	(256)

Balance December 31, 2003	1,376

2004 Rouseville asset retirement obligation provision	—
2004 Interest cost accretion	35
2004 Payments	(1,311)

Balance December 31, 2004	100
2005 Payments	(100)

Balance December 31, 2005	$—

Bareco Products
       During December 2003, the Company entered into an agreement with its joint venture partner to dissolve the Bareco Products partnership and for each partner to pursue its own wax marketing interests. Per the terms of the agreement, all significant business activities undertaken by the partnership ended as of December 31, 2003. The affairs of Bareco Products were wound down during 2004, and legal dissolution of the partnership was completed during 2005.
       As a result of the dissolution agreement, the Company recorded a $564 asset impairment loss in 2003, which is reflected in equity in (loss) income of unconsolidated affiliates in the consolidated statements of operations for the year ended December 31, 2003, related to its equity investment in Bareco Products which represented management’s estimate of the difference between the carrying value of the Company’s investment and the Company’s share of proceeds from liquidation of the partnership. In 2004, the Company incurred costs in excess of amounts estimated in 2003 related to the liquidation of the partnership. These costs are reflected in equity in (loss) income of unconsolidated affiliates in the consolidated statements of operations for the year ended December 31, 2004.
Reno
       In June 2005, the Company began the process of closing its wax packaging facility in Reno, Pennsylvania (Reno) including the termination of employees and the commencement of decommissioning activities. Given these circumstances, the Company evaluated the carrying amount of long-lived assets at Reno in accordance with Statement of Financial Accounting Standards No. 144, Accounting for Impairment or Disposal of Long-lived Assets (SFAS 144). The Company concluded that the carrying value of these assets was impaired. Thus, an impairment charge of $1,718 has been recorded in restructuring, decommissioning and asset impairments in the consolidated statements of operations for the year ended December 31, 2005 in order to write-down the carrying value to estimated fair value. This facility has historically been included in the specialty products segment and served to package multigrade waxes.

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except operating, unit and per unit data)

5.	Commitments and Contingencies
Leases
       The Company has various operating leases for the use of land, storage tanks, compressor stations, rail cars, equipment, precious metals, operating unit catalyst and office facilities that extend through August 2015. Renewal options are available on certain of these leases in which the Company is the lessee. Rent expense for the years ended December 31, 2003, 2004, and 2005 was $7,317, $7,415 and $8,389, respectively.
       As of December 31, 2005, the Company had estimated minimum commitments for the payment of rentals under leases which, at inception, had a noncancelable term of more than one year, as follows:

Year	Commitment

2006	$8,387
2007	6,075
2008	3,938
2009	3,660
2010	3,051
Thereafter	9,002

Total	$34,113

       Effective March 1, 2005, the Company entered into a crude purchase contract with a supplier that contains minimum annual purchase requirements. To the extent the Company does not meet this requirement, it would be required to pay $0.25 per barrel on the difference between the minimum purchase requirement and the actual purchases. Since inception of the contract, the Company has taken delivery of all minimum requirements. As of December 31, 2005, the estimated minimum purchase requirements under this contract and other crude purchase contracts were as follows:

Year	Commitment

2006	$375,295
2007	305,309
2008	69,813
2009	25,069
2010	4,052
2011	—
Thereafter	—

Total	$779,538
Contingencies
       From time to time, the Company is a party to certain claims and litigation incidental to its business. Management is of the opinion that the ultimate resolution of any known claims, either individually or in the aggregate, will not have a material adverse impact on the Company’s financial position or results of operations.

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except operating, unit and per unit data)
Environmental
       The Company operates crude oil and specialty hydrocarbon refining and terminal operations, which are subject to stringent and complex federal, state, and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations can impair the Company’s operations that affect the environment in many ways, such as requiring the acquisition of permits to conduct regulated activities; restricting the manner in which the Company can release materials into the environment; requiring remedial activities or capital expenditures to mitigate pollution from former or current operations; and imposing substantial liabilities for pollution resulting from its operations. Certain environmental laws impose joint and several, strict liability for costs required to remediate and restore sites where petroleum hydrocarbons, wastes, or other materials have been released or disposed.
       Failure to comply with environmental laws and regulations may result in the triggering of administrative, civil and criminal measures, including the assessment of monetary penalties, the imposition of remedial obligations, and the issuance of injunctions limiting or prohibiting some or all of the Company’s operations. On occasion, the Company receives notices of violation, enforcement and other complaints from regulatory agencies alleging non-compliance with applicable environmental laws and regulations. In particular, the Louisiana Department of Environmental Quality (“LDEQ”) has proposed penalties and supplemental projects totaling $191,280 for the following alleged violations: (i) a May 2001 notification received by the Cotton Valley refinery from the LDEQ regarding several alleged violations of various air emission regulations, as identified in the course of the Company’s Leak Detection and Repair program, and also for failure to submit various reports related to the facility’s air emissions; (ii) a December 2002 notification received by the Company’s Cotton Valley refinery from the LDEQ regarding alleged violations for excess emissions, as identified in the LDEQ’s file review of the Cotton Valley refinery; and (iii) a December 2004 notification received by the Cotton Valley refinery from the LDEQ regarding alleged violations for the construction of a multi-tower pad and associated pump pads without a permit issued by the agency. The Company is currently in settlement negotiations with the LDEQ to resolve these matters, as well as a number of similar matters at the Princeton refinery, for which no penalty has yet been proposed. Management is of the opinion that the ultimate resolution of this matter will not have a material adverse impact on the Company’s financial position or results of operations.
       The Company has recently entered into discussions on a voluntary basis with the LDEQ regarding the Company’s participation in that agency’s “Small Refinery and Single Site Refinery Initiative.” This state initiative is patterned after the EPA’s “National Petroleum Refinery Initiative,” which is a coordinated, integrated compliance and enforcement strategy to address federal Clean Air Act compliance issues at the nation’s largest petroleum refineries. The Company expects that the LDEQ’s primary focus under the state initiative will be on four compliance and enforcement concerns: (i) Prevention of Significant Deterioration/ New Source Review; (ii) New Source Performance Standards for fuel gas combustion devices, including flares, heaters and boilers; (iii) Leak Detection and Repair requirements; and (iv) Benzene Waste Operations National Emission Standards for Hazardous Air Pollutants. The Company is only in the beginning stages of discussion with the LDEQ and, consequently, while no significant compliance and enforcement expenditures have been requested as a result of the Company’s discussions, the Company anticipates that it will ultimately be required to make emissions reductions requiring capital investments and/or increased operating expenditures at the Company’s three Louisiana refineries.
       The Company is indemnified by Shell Oil Company, as successor to Pennzoil-Quaker State Company and Atlas Processing Company, for specified environmental liabilities arising from the

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except operating, unit and per unit data)
operations of the Shreveport refinery prior to its acquisition of the facility. The indemnity is unlimited in amount and duration, but requires the Company to contribute up to $1.0 million of the first $5.0 million of indemnified costs for certain of the specified environmental liabilities.

Standby Letters of Credit
       The Company has agreements with various financial institutions for standby letters of credit which have been issued to domestic vendors. As of December 31, 2004 and 2005, the Company had outstanding standby letters of credit of $19,430 and $37,746, respectively.

6.	Long-Term Debt
       Long-term debt consisted of the following:

	December 31,

	2004	2005

Borrowings under revolving credit agreement with third-party lenders, interest at prime (7.25% at December 31, 2005), interest payments monthly, borrowings due December 2010	$—	$92,985
Borrowings under term loan agreement with third-party lenders, interest at rate of LIBOR plus 3.50% (7.99% at December 31, 2005), interest payments quarterly, borrowings due December 2012	—	175,000
Borrowings under credit agreement with a limited partner, interest at variable rates (5.3% at December 31, 2004), interest payments monthly, borrowings due June 30, 2007	152,874	—
Notes payable to limited partners, interest at prime rate (5.3% at December 31, 2004), interest payments monthly, principal due June 30, 2007	11,400	—
Borrowings under term loan agreement with a third-party lender, interest at a fixed rate of 14%, interest payments monthly, borrowings due December 31, 2008	30,000	—
Borrowings under revolving loan agreement with third-party lenders, interest at variable rates (5.3% at December 31, 2004), interest payments monthly, borrowings due December 31, 2008	19,795	—

Total long-term debt	214,069	267,985
Less current portion of long-term debt	19,795	500

	$194,274	$267,485

       On December 9, 2005, the Company paid off its existing indebtedness by entering into a $225,000 senior secured revolving credit facility due December 2010 and a $225,000 senior secured first lien credit facility consisting of a $175,000 term loan facility and a $50,000 letter of credit facility to support crack spread hedging, which bears interest at 3.50%. These facilities contain financial covenants including a fixed charge coverage ratio and a consolidated leverage ratio. The revolving credit facility borrowings are limited by advance rates of percentages of eligible accounts receivable and inventory as defined by the revolving credit agreement. The maximum borrowing capacity at December 31, 2005 was $196,211, with $65,480 available for additional borrowings based on collateral and specified availability limitations. Subsequent to December 31, 2005, the Company

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except operating, unit and per unit data)
repaid approximately $13.7 million of the revolving credit facility with proceeds from the closing of the IPO. The term loan facility borrowings are secured by a first lien on the property, plant and equipment of the Company and its subsidiaries. After the repayment of approximately $125.7 million of the term loan facility and the associated accrued interest with proceeds from the closing of the IPO, the term loan requires quarterly principal payments of $0.1 million through December 2011 and quarterly principal payments of approximately $11.8 million thereafter until maturing in December 2012. The Company is in compliance with all covenants and restrictions defined in these credit agreements. As of December 31, 2005, the Company had $11.0 million of letters of credit outstanding on the crack spread hedging facility.
       The credit agreement with a limited partner that was repaid on December 9, 2005 with the above credit facilities provided up to $180,000 in long-term borrowings. The Company was a limited guarantor of a bank credit facility of the limited partner and two other related party co-obligors. The guarantee was limited to advances to the Company from any party to the bank credit facility, which would include the credit agreement with a limited partner of $152,874 and the notes payable to limited partners of $11,400 as of December 31, 2004. In addition, all assets of the Company, excluding those assets related to the Shreveport Refinery, were pledged as collateral to the bank credit facility. All guarantees and pledges of assets under this agreement were released with the entering into the current credit agreements on December 9, 2005.
       The term loan agreement with a third-party lender was entered into effective October 25, 2004 by Calumet Shreveport, Fuels and Lubricants & Waxes to fund the reconfiguration of the Shreveport Refinery and was repaid on December 9, 2005 with the above credit facilities. The term loan agreement allowed for prepayments; however, such prepayments were subject to additional fees of $2.7 million which were paid on December 9, 2005 upon the repayment of this loan. All of the assets of Calumet Shreveport, Fuels and Lubricants & Waxes were pledged as collateral to the term loan agreement. All guarantees and pledges of assets under this agreement were released with the entering into the current credit agreements on December 9, 2005.
       The revolving loan agreement with third-party lenders was entered into effective October 25, 2004 by Calumet Shreveport, Fuels and Lubricants & Waxes to fund working capital requirements related to the reconfiguration of the Shreveport Refinery. Calumet Lubricants Co., Limited Partnership was neither an obligor nor guarantor under the revolving loan agreement. The revolving loan agreement provided up to $125,000 in total borrowings. Borrowings under the revolving loan were limited generally by advance rates of percentages of eligible accounts receivable and inventory as defined in the revolving loan agreement. All of the assets of Calumet Shreveport, Fuels and Lubricants & Waxes were pledged as collateral to the revolving loan agreement. All guarantees and pledges of assets under this agreement were released with the entering into the current credit agreements on December 9, 2005.

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except operating, unit and per unit data)
       As of December 31, 2005, maturities of the Company’s long-term debt is as follows:

Year	Maturity

2006	$500
2007	500
2008	500
2009	500
2010	93,485
2011 and thereafter	$172,500

Total	$267,985

7.	Derivatives

Crude Oil Call Option Contracts
       During 2005 and 2004, the Company entered into crude oil call option contracts with counterparties in which the Company acquired the right, but not the obligation, to purchase a specified portion of the Company’s anticipated crude oil purchases at the option strike price. These call option rights were acquired by the Company through the payment of option premiums to the counterparty. These agreements require the counterparty to pay the Company if the market price is greater than the option strike price stated in the contract. No payments are made between the Company and the counterparty if the market price is less than the option strike price stated in the contract as the option would expire unexercised by the Company. The payments are calculated based on the difference between the market price and the option strike price per barrel multiplied by the number of barrels stated in each contract. At December 31, 2005 all crude oil call options had expired and were recognized as a component of realized gain (loss) on derivative instruments in the consolidated statements of operations.
       Crude oil call option contracts consisted of the following at December 31, 2004:

Option Contract		Low Call	High Call
Expiration Dates	Barrels	($/Bbl)	($/Bbl)	Average

January 1, 2005 to December 31, 2005	1,460,000	$45.00	$45.00	$45.00

Crude Oil Collar Contracts
       The Company also entered into crude oil collar contracts in 2005 and 2004 with counterparties in which the Company either (i) purchased a crude oil call option contract from the counterparty while simultaneously selling a crude oil put option contract to the counterparty, (ii) purchased a crude oil call option contract from the counterparty while simultaneously selling both a crude oil put option with a lower strike price than the purchased crude oil call option contract and a crude oil call option with a higher strike price than the purchased crude oil call option contract, or (iii) purchased and sold both crude oil call and put options contracts (4-way collar) with the counterparty at varying strike prices with the purchased put option at the lowest strike price, the sold put option at the next highest strike price, the purchased call option at the third highest strike price and the sold call option at the highest strike price. Generally, these crude oil collar contracts required no net premium to be paid by the Company to the counterparty as the premium for the purchased call option was offset by the proceeds of the sold call and/or put options, as applicable. For agreements for collar types (i) or

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except operating, unit and per unit data)
(ii), the counterparty will pay the Company if the market price is greater than the purchased call option strike price stated in the contract, the Company will pay the counterparty if the market price is less than the sold put option strike price stated in the contract, and the Company will pay the counterparty if the market price is greater than the sold call option strike price. No payments are made between the Company and the counterparty if the market price is greater than or equal to the sold put option strike price but less than or equal to the purchased call option strike price stated in the contract as both options would expire unexercised by both the Company and the counterparty. For agreements for collar type (iii), the counterparty pays the Company if the market price is greater than the purchased call option strike price and the payment from the counterparty to the Company is capped at the difference between the sold call option strike price and the purchased call option strike price. The Company pays the counterparty if the market price is lower than the sold put option strike price and the payment from the Company to the counterparty is capped at the difference between the purchased put option strike price and the sold put option strike price. If the market price is greater than the sold put option strike price, but lower than the purchased call option strike price, no payments between the Company and the counterparty are made. The payments are calculated based on the difference between the market price and the call option or put option strike price per barrel, whichever is applicable, multiplied by the number of barrels stated in each contract.
       Crude oil collar contracts consisted of the following at December 31, 2004:

Crude Oil Put/Call Spread		Lower Put	Call Floor	Call Ceiling
Contracts Expiration Dates	Barrels	($/Bbl)	($/Bbl)	($/Bbl)

January 1, 2005 to December 31, 2005	2,920,000	$38.67	$50.99	$60.06
       Crude oil collar contracts consisted of the following at December 31, 2005:

Crude Oil Put/Call
Spread Contracts		Lower Put	Upper Put	Call Floor	Call Ceiling
Expiration Dates	Barrels	($/Bbl)	($/Bbl)	($/Bbl)	($/Bbl)

January 2006	248,000	$46.02	$55.57	$65.57	$75.57
February 2006	224,000	46.13	55.71	65.71	75.71
March 2006	248,000	45.64	55.41	65.41	75.41
April 2006	240,000	45.85	55.58	65.58	75.58

Totals	960,000
Average price		$45.90	$55.56	$65.56	$75.56

Fuels Product Margin (Crack Spread) Swap Contracts
       Beginning in 2004, the Company began entering into fuels product margin (crack spread) swap contracts with counterparties to fix the margins of the difference between certain fuels product selling prices and the cost of crude oil, beginning in 2005. For purposes of the swap contracts, crack spread is defined as the difference between the sum of the selling prices of one barrel of gasoline and one barrel of diesel fuel less the price of two barrels of crude oil, with all component pricing based on standard market indices as defined in the contracts. The Company enters into various combinations of these swap contracts to achieve this defined 2/1/1 crack spread ratio. These contracts require the counterparty to pay the Company if the market crack spread is less than the stated crack spread in the contract or the Company to pay the counterparty if the market crack spread is greater than the stated crack spread in the contract. The payments are calculated based

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except operating, unit and per unit data)
on the difference between the market crack spread and the stated crack spread per barrel multiplied by the number of barrels stated in each contract.
       Fuel product margin swap contracts consisted of the following at December 31, 2004:

2/1/1 Crack Spread Swap Contracts Expiration Dates	Barrels	($/Bbl)

January 1, 2005 to December 31, 2005	2,482,000	$6.91
January 1, 2006 to December 31, 2006	912,500	6.91

Totals	3,394,500
Average price		$6.91
       Fuel product margin swap contracts consisted of the following at December 31, 2005:

2/1/1 Crack Spread Swap Contracts
Expiration Dates	Barrels	($/Bbl)

First Quarter 2006	1,035,000	$9.00
Second Quarter 2006	1,039,000	8.98
Third Quarter 2006	1,043,000	8.65
Fourth Quarter 2006	1,043,000	8.28
First Quarter 2007	1,260,000	11.59
Second Quarter 2007	1,273,000	11.56
Third Quarter 2007	1,282,000	11.60
Fourth Quarter 2007	1,282,000	11.60

Totals	9,257,000
Average price		$10.30

Fuels Product Margin (Crack Spread) Collar Contracts
       In 2004, the Company began entering into fuels product margin (crack spread) collar contracts with counterparties whereby the Company purchased a crack spread put option while simultaneously selling a crack spread call option. For purposes of the collar contracts, crack spread is defined as the same as for the swap contracts above. These crack spread collar contracts require no net premium to be paid by the Company to the counterparties as the premium for the purchased crack spread put option is offset by the premium for the sold crack spread call option. These contracts require the counterparty to pay the Company if the market crack spread is less than the put option strike price and the Company to pay the counterparty to if the market crack spread is greater than the call option strike price. No payments are made between the Company and the counterparty if the market crack spread is greater than or equal to the put option strike price but less than or equal to the call option strike price. The payments are based on the difference between the market crack spread and the put option or call option strike price per barrel, whichever is applicable, multiplied by the number of barrels stated in each contract.
       Fuel product margin collar contracts consisted of the following at December 31, 2004:

		Put Option	Call Option
2/1/1 Crack Spread Collar Contracts		Strike Price	Strike Price
Expiration Dates	Barrels	($/Bbl)	($/Bbl)

January 1, 2005 to December 31, 2005	2,372,500	$5.36	$8.00

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except operating, unit and per unit data)
       Fuel product margin collar contracts consisted of the following at December 31, 2005:

		Put Option	Call Option
2/1/1 Crack Spread Collar Contracts		Strike Price	Strike Price
Expiration Dates	Barrels	($/Bbl)	($/Bbl)

First Quarter 2006	675,000	$7.29	$9.62
Second Quarter 2006	680,000	7.82	10.15
Third Quarter 2006	685,000	7.59	9.59
Fourth Quarter 2006	685,000	6.30	8.30

Totals	2,725,000
Average price		$7.25	$9.41

Natural Gas Swap Contracts
       The Company entered into natural gas price swap contracts with a counterparty which fix the price of a specified portion of the Company’s natural gas purchases. These contracts require the counterparty to pay the Company if the market price for natural gas is greater than the stated fixed price in the contract or the Company to pay the counterparty if the market price for natural gas is less than the stated fixed price in the contract. The payments are calculated based on the difference between the market price and the stated contract price per MMBtu multiplied by the number of MMBtus stated in each contract.
       Natural gas swap contracts consisted of the following at December 31, 2005:

Natural Gas Swap Contracts Expiration Dates	MMbtu	$/MMbtu

First Quarter 2006	600,000	$9.84
Second Quarter 2006	—	—
Third Quarter 2006	—	—
Fourth Quarter 2006	—	—

Totals	600,000
Average price		$9.84

8.	Fair Value of Financial Instruments
       Based upon borrowing rates available to the Company for debt with similar terms and the same remaining maturities, the fair value of long-term debt approximates carrying value at December 31, 2004 and 2005. In addition, based upon fees charged for similar agreements, the face values of outstanding standby letters of credit approximate their fair value at December 31, 2004 and 2005.

9.	Partnership Distributions
       The Company’s policy is that distributions will be limited to the amount necessary to pay each partner’s federal income tax and any state income tax on the amount of partnership income. However, additional distributions to the partners may be made at the sole discretion of the general partner. During the year ended December 31, 2005, distributions of $7.3 million were made to the partners. During 2003 and 2004, there were no distributions to the partners. In January 2006, the Company made a distribution of $6.9 million to the partners.

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except operating, unit and per unit data)

10.	Employee Benefit Plan
       The Company participates in a defined contribution plan sponsored by one of the limited partners. All full-time employees who have completed at least one hour of service are eligible to participate in the plan. Participants are allowed to contribute 0% to 100% of their pre-tax earnings to the plan, subject to government imposed limitations. The Company matches 100% of each 1% contribution by the participant up to 3% and 50% of each additional 1% contribution up to 5% for a maximum contribution by the Company of 4% per participant. The Company’s matching contribution was $742, $791, and $839 for the years ended December 31, 2003, 2004 and 2005, respectively. The plan also includes a profit-sharing component. Contributions under the profit-sharing component are determined by the Board of Directors of the Company’s general partner and are discretionary. The Company’s profit sharing contribution was $0, $426, and $452 for the years ended December 31, 2003, 2004 and 2005, respectively.

11.	Transactions with Related Parties
       During the years ended December 31, 2003, 2004 and 2005, the Company had sales to related parties of $29,037, $9 and $209, respectively. Trade accounts and other receivables from related parties at December 31, 2004 and 2005 were $90 and $110, respectively. The Company also had purchases from related parties during the years ended December 31, 2003, 2004 and 2005 of $687, $864 and $1,114, respectively. Accounts payable to related parties at December 31, 2004 and 2005 were $1,517 and $1,704, respectively.
       Certain of the Company’s partners had loaned the Company funds under long-term notes, which have been repaid as discussed in Note 6. The interest expense associated with the affiliated borrowings was approximately $9,493, $8,940 and $9,659 for the years ended December 31, 2003, 2004 and 2005, respectively.
       A limited partner provides management, administrative, and accounting services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning, and financing of the Company. Payments for the years ended December 31, 2003, 2004 and 2005 were $604, $623 and $633, respectively.
       The Company participates in a self-insurance program for medical benefits with a limited partner and several other related companies. In connection with this program, contributions are made to a voluntary employees’ benefit association (VEBA) trust. Contributions made by the Company to the VEBA for the years ended December 31, 2003, 2004 and 2005 totaled $3,239, $2,784 and $3,167, respectively.
       The Company participates in a self-insurance program for workers’ compensation with a limited partner and several related companies. In connection with this program, contributions are made to the limited partner. Contributions made by the Company to the limited partner for the years ended December 31, 2003, 2004 and 2005 totaled $230, $327 and $294, respectively.
       The Company participates in a self-insurance program for general liability with a limited partner and several related companies. In connection with this program, contributions are made to the limited partner. Contributions made by the Company to the limited partner for the years ended December 31, 2003, 2004 and 2005 totaled $415, $337 and $590, respectively.

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except operating, unit and per unit data)

12.	Segments and Related Information

a.	Segment Reporting
       Under the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company has two reportable segments: Specialty Products and Fuel Products. The Specialty Products segment produces a variety of lubricating oils, solvents and waxes. These products are sold to customers who purchase these products primarily as raw material components for basic automotive, industrial and consumer goods. The Fuel Products segment produces a variety of fuel and fuel-related products including gasoline, diesel and jet fuel.
       The accounting policies of the segments are the same as those described in the summary of significant accounting policies except that the Company evaluates segment performance based on income from operations. The Company accounts for intersegment sales and transfers at cost plus a specified mark-up. Reportable segment information is as follows (in thousands):

Year Ended	Specialty	Fuel	Combined		Consolidated
December 31, 2003	Products	Products	Segments	Eliminations	Total

Sales:
External customers	$430,381	$—	$430,381	$—	$430,381
Intersegment sales	—	—	—	—	—

Total sales	$430,381	$—	$430,381	$—	$430,381

Depreciation and amortization	6,769	—	6,769	—	6,769
Income (loss) from operations	(3,098)	—	(3,098)	—	(3,098)
Reconciling items to net income:
Equity in (loss) income of unconsolidated affiliates					867
Interest expense					(9,493)
Gain (loss) on derivative instruments					6,267
Other					32

Net loss					(5,425)

Capital expenditures	$12,163	$—	$12,163	$—	$12,163
Assets	$216,941	$—	$216,941	$—	$216,941

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except operating, unit and per unit data)

Year Ended	Specialty	Fuel	Combined		Consolidated
December 31, 2004	Products	Products	Segments	Eliminations	Total

Sales:
External customers	$530,009	$9,607	$539,616	$—	$539,616
Intersegment sales	15,651	—	15,651	(15,651)	—

Total sales	$545,660	$9,607	$555,267	$(15,651)	$539,616

Depreciation and amortization	6,927	—	6,927	—	6,927
Income (loss) from operations	(9,406)	(2,783)	(12,189)	—	(12,189)
Reconciling items to net income:
Equity in (loss) income of unconsolidated affiliates					(427)
Interest expense					(9,869)
Gain (loss) on derivative instruments					31,372
Other					83

Net income					8,970

Capital expenditures	$43,033	$—	$43,033	$—	$43,033
Assets	$315,336	$69,400	$384,736	$(66,530)	$318,206

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except operating, unit and per unit data)

Year Ended	Specialty	Fuel	Combined		Consolidated
December 31, 2005	Products	Products	Segments	Eliminations	Total

Sales:
External customers	$703,214	$585,858	$1,289,072	$—	$1,289,072
Intersegment sales	552,563	15,020	567,583	(567,583)	—

Total sales	$1,255,777	$600,878	$1,856,655	$(567,583)	$1,289,072

Depreciation and amortization	10,386	—	10,386	—	10,386
Income (loss) from operations	4,430	61,255	65,685	—	65,685
Reconciling items to net income:
Equity in (loss) income of unconsolidated affiliates					—
Interest expense					(22,961)
Debt extinguishment costs					(6,882)
Gain (loss) on derivative instruments					(24,756)
Other					242

Net income					11,328

Capital expenditures	$12,963	$—	$12,963	$—	$12,963
Assets	$606,023	$375,153	$981,176	$(581,459)	$399,717

b.	Geographic Information
       International sales accounted for less than 10% of consolidated sales in each of the three years ended December 31, 2003, 2004 and 2005.

c.	Product Information
       The Company offers products primarily in four general categories consisting of fuels, lubricants, waxes and solvents. Other includes asphalt and other by-products. The following table sets forth the major product category sales (dollars in thousands):

	December 31,

	2003	2004	2005

Fuels	$83,564	$82,288	$619,842
Lubricants	205,871	251,880	394,363
Waxes	32,276	39,526	43,638
Solvents	87,599	114,694	144,967
Other	21,071	51,228	86,262

Total sales	$430,381	$539,616	$1,289,072

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except operating, unit and per unit data)

d.	Major Customers
       No customer represented 10% or greater of consolidated sales in each of the three years ended December 31, 2003, 2004 and 2005.

13.	Quarterly Financial Data (Unaudited)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total(1)

	(in thousands)
2005
Sales	$229,549	$301,562	$363,870	$394,091	$1,289,072
Gross profit	26,117	30,536	38,754	44,950	140,357
Operating income	10,745	13,539	20,767	20,634	65,685
Net income (loss)	(128)	18,717	(39,406)	32,145	11,328
2004
Sales	$115,235	$137,337	$140,464	$146,580	$539,616
Gross profit	11,196	9,731	10,289	7,116	38,332
Operating loss	(192)	(3,281)	(3,224)	(5,492)	(12,189)
Net income (loss)	12,926	(2,651)	8,491	(9,796)	8,970

(1)	The sum of the four quarters may not equal the total year due to rounding.

14.	Subsequent Events
       On January 31, 2006, Calumet Specialty Products Partners, L.P. (“the Partnership”) completed the initial public offering of its common units and sold 5,699,900 of those units to the underwriters in the initial public offering at a price to the public of $21.50 per common unit. The managing underwriter for the offering was Goldman, Sachs & Co. The Partnership also sold a total of 750,100 common units to the Fehsenfeld Investors at a price of $19.995 per common unit. In addition, on February 8, 2006, the Partnership sold an additional 854,985 common units to the underwriters at a price to the public of $21.50 per common unit pursuant to the underwriters’ overallotment option. Each of these issuances was made pursuant to the Partnership’s Registration Statement on Form S-1 (File No. 333-128880) declared effective by the Securities and Exchange Commission on January 29, 2006. The proceeds received by the Partnership (net of underwriting discounts and structuring fees and before expenses) from the sale of an aggregate of 7,304,985 units were approximately $144.4 million. The net proceeds were used to: (i) repay indebtedness and accrued interest under the first lien term loan facility in the amount of approximately $125.7 million, (ii) repay indebtedness under the secured revolving credit facility in the amount of approximately $13.7 million and (iii) pay transaction fees and expenses in the amount of approximately $5.0 million. Underwriting discounts totaled approximately $11.6 million (including certain structuring fees paid to certain of the underwriters of approximately $2.4 million).
       In January 2006, the predecessor paid discretionary cash bonuses totaling $5.0 million, which were accrued at December 31, 2005, to certain of its executive officers and key members of its management based on the predecessor’s 2005 financial performance.
       Calumet GP, LLC (the GP), the Partnership’s general partner, has adopted a Long-Term Incentive Plan (the “Plan”) for its employees, consultants and directors and its affiliates who perform services for the Partnership. The Plan provides for the grant of restricted units, phantom units, unit

CALUMET LUBRICANTS CO., LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except operating, unit and per unit data)
options and substitute awards and, with respect to unit options and phantom units, the grant of distribution equivalent rights (“DERs”). Subject to adjustment for certain events, an aggregate of 783,960 common units may be delivered pursuant to awards under the Plan. Units withheld to satisfy our general partner’s tax withholding obligations are available for delivery pursuant to other awards. If the Plan is implemented, the Plan will be administered by the compensation committee of the GP’s board of directors.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Partners of
Calumet Specialty Products Partners, L.P.
       We have audited the accompanying balance sheet of Calumet Specialty Products Partners, L.P. as of December 31, 2005. This financial statement is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
       We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Partnership’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
       In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Calumet Specialty Products Partners, L.P. at December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Indianapolis, Indiana
March 9, 2006.

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
BALANCE SHEET
December 31, 2005

Assets
Cash	$965

Total assets	$965

Partners’ capital
Limited partners’ capital	$946
General partner’s capital	19

Total partners’ capital	$965

See accompanying note to the balance sheet.

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
NOTE TO BALANCE SHEET

1.	Nature of Operations
       Calumet Specialty Products Partners, L.P. (“Partnership”) is a Delaware limited partnership formed on September 27, 2005, to acquire a 100% undivided ownership interest in Calumet Lubricants Co., Limited Partnership (“Predecessor”). In order to simplify Partnership’s obligations under the laws of selected jurisdictions in which Partnership will conduct business, Partnership’s activities will be conducted through wholly owned operating subsidiaries.
       On January 31, 2006, the Partnership offered 6,450,000 common units representing limited partner interests to the public, pursuant to an initial public offering. The Partnership concurrently issued to Fred M. Fehsenfeld, Jr., F. William Grube, Calumet, Incorporated, The Heritage Group and certain affiliated trusts 5,761,015 common units and 13,066,000 subordinated units, representing additional limited partner interests, and to Calumet GP, LLC (the “General Partner”) a 2% general partner interest and incentive distribution rights in exchange for the contribution of 100% of the ownership interests in Calumet Lubricants Co., Limited Partnership. In addition, on February 8, 2006, the Partnership sold an additional 854,985 common units to the public at $21.50 per common unit pursuant to the underwriters’ overallotment option.
       The General Partner initially contributed $20 and The Heritage Group, Calumet Incorporated, F. William Grube, Fred M. Fehsenfeld, Jr. and trusts for the benefit of the Fehsenfeld family, as the organizational limited partners, initially contributed an aggregate of $980 to Partnership on September 29, 2005. There have been no other significant transactions involving Partnership as of December 31, 2005.
       On February 8, 2006, Calumet GP, LLC contributed an additional $375,147 to the Partnership to maintain its 2% general partner interest in the Partnership as a result of the exercise of the overallotment option by the underwriters of the initial public offering of the Partnership.

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	Predecessor	Calumet

	December 31,	March 31,
	2005	2006

		(Unaudited)
Assets
Current assets:
Cash	$12,173	$85
Accounts receivable:
Trade, less allowance for doubtful accounts of $750 and $774, respectively	109,757	110,931
Other	5,537	2,686

	115,294	113,617

Inventories	108,431	101,118
Prepaid expenses	10,799	1,883
Derivative assets	3,359	313
Deposits and other current assets	8,851	1,296

Total current assets	258,907	218,312
Property, plant and equipment, net	127,846	127,674
Other noncurrent assets, net	12,964	3,473

Total assets	$399,717	$349,459

Liabilities and partners’ capital
Current liabilities:
Accounts payable	$44,759	$52,216
Accrued salaries, wages and benefits	8,164	2,004
Turnaround costs	2,679	3,327
Taxes payable	4,209	4,686
Bank overdraft	—	5,116
Other current liabilities	2,418	2,207
Current portion of long-term debt	500	500
Derivative liabilities	30,449	46,097

Total current liabilities	93,178	116,153
Long-term debt, less current portion	267,485	64,126

Total liabilities	360,663	180,279

Commitments and contingencies
Partners’ capital:
Predecessor’s partners’ capital	$38,557	$—
Common unitholders (13,066,000 and 0 units issued and outstanding, respectively)	—	147,442
Subordinated unitholders (13,066,000 and 0 units issued and outstanding, respectively)	—	20,273
General partner’s interest	—	966
Accumulated other comprehensive income	497	499

Total partners’ capital	39,054	169,180

Total liabilities and partners’ capital	$399,717	$349,459

See accompanying notes to unaudited condensed consolidated financial statements.

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands except per unit data)

	Predecessor	Calumet

	For the Three Months
	Ended March 31,

	2005	2006

Sales	$229,549	$397,694
Cost of sales	203,432	346,744

Gross profit	26,117	50,950

Operating costs and expenses:
Selling, general and administrative	3,392	4,929
Transportation	10,723	13,907
Taxes other than income taxes	732	914
Other	157	115
Restructuring, decommissioning and asset impairments	368	—

Operating income (loss)	10,745	31,085

Other income (expense):
Interest expense	(4,864)	(3,976)
Debt extinguishment costs	—	(2,967)
Realized loss on derivative instruments	(6,651)	(3,080)
Unrealized (loss) gain on derivative instruments	603	(17,715)
Other	39	199

Total other income (expense)	(10,873)	(27,539)

Net income (loss) before income taxes	(128)	3,546
Income tax expense	—	14
Net income (loss)	$(128)	$3,532

Allocation of net income:
Less net income applicable to Predecessor for the period through January 31, 2006		(4,408)

Net loss applicable to Calumet for the period February 1, 2006 through March 31, 2006		(876)
Minimum quarterly distribution to common unitholders, prorated		(3,885)
General partner’s interest in net loss		18

Subordinated limited partners’ interest in net loss		(4,743)
Basic and diluted net income (loss) per limited partner unit:
Common		$0.30
Subordinated		$(0.36)
Weighted average limited partner common units outstanding — basic and diluted		12,950
Weighted average limited partner subordinated units outstanding — basic and diluted		13,066
See accompanying notes to unaudited condensed consolidated financial statements.

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PARTNERS’ CAPITAL
(In thousands)

			Partners’ Capital

		Accumulated
	Predecessor	Other		Limited Partners
	Partners’	Comprehensive	General
	Capital	Income	Partner	Common	Subordinated	Total

Balance at December 31, 2005	$38,557	$497	$—	$—	$—	$39,054
Net income through January 31, 2006	4,408					4,408
Other comprehensive income through January 31, 2006		1,081				1,081
Distributions to Predecessor partners	(6,900)					(6,900)
Assets and liabilities not contributed to Calumet	(5,626)					(5,626)
Allocation of Predecessor’s capital	(30,439)		609	9,128	20,702	—
Proceeds from initial public offering, net				138,743		138,743
Contribution from Calumet GP, LLC			375			375
Net income from February 1, 2006 through March 31, 2006			(18)	(429)	(429)	(876)
Other comprehensive income from February 1, 2006 through March 31, 2006	—	(1,079)	—	—	—	(1,079)

Balance at March 31, 2006	$—	$499	$966	$147,442	$20,273	$169,180

See accompanying notes to unaudited condensed consolidated financial statements.

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Predecessor	Calumet

	For the Three Months
	Ended March 31,

	2005	2006

Operating activities
Net income (loss)	$(128)	$3,532
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,796	2,673
Provision for doubtful accounts	50	127
Loss on disposal of property and equipment	—	6
Unrealized loss on derivative instruments	(603)	17,715
Debt extinguishment costs	—	2,967
Changes in assets and liabilities:
Accounts receivable	(22,506)	1,400
Inventories	(3,009)	7,313
Prepaid expenses	(4,287)	8,916
Derivative activity	6,908	979
Deposits and other current assets	(830)	7,555
Other noncurrent assets	1,027	4,408
Accounts payable	(29,974)	7,457
Accrued salaries, wages and benefits	(1,390)	(6,160)
Turnaround costs	(599)	648
Taxes payable	4,732	611
Other current liabilities	(192)	(32)

Net cash provided by (used in) operating activities	(48,005)	60,115
Investing activities
Additions to property, plant and equipment	(6,933)	(2,975)
Proceeds from disposal of property, plant and equipment	—	54

Net cash used in investing activities	(6,933)	(2,921)
Financing activities
(Repayment of) proceeds from borrowings — credit agreements with third parties, net	36,672	(203,359)
Proceeds from borrowings — credit agreement with Predecessor limited partners, net	634	—
Proceeds from initial public offering, net	—	138,743
Contribution from Calumet GP, LLC	—	375
Cash distribution to Calumet Holding, LLC	—	(3,257)
Change in bank overdraft	—	5,116
Distributions to Predecessor’s partners	—	(6,900)

Net cash provided by (used in) financing activities	37,306	(69,282)

Net decrease in cash	(17,632)	(12,088)
Cash at beginning of period	18,087	12,173

Cash at end of period	$455	$85

Supplemental disclosure of cash flow information
Interest paid	$2,134	$3,797

See accompanying notes to unaudited condensed consolidated financial statements.

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except operating, unit and per unit data)

1.	Partnership Organization and Basis of Presentation
       Calumet Specialty Products Partners, L.P. (Calumet, Partnership, or the Company) is a Delaware limited partnership. The general partner is Calumet GP, LLC, a Delaware limited liability company. On January 31, 2006, the Partnership completed the initial public offering of its common units. See Note 6 for further discussion of our initial public offering. As of March 31, 2006, we have 13,066,000 common units, 13,066,000 subordinated units, and 533,306 general partner equivalent units outstanding. The general partner owns 2% of Calumet while the remaining 98% is owned by limited partners. Calumet is engaged in the production and marketing of crude oil-based specialty lubricating oils, fuels, solvents and waxes. Calumet owns refineries located in Princeton, Louisiana, Cotton Valley, Louisiana, and Shreveport, Louisiana, and a terminal located in Burnham, Illinois.
       The unaudited condensed consolidated financial statements of the Company as of March 31, 2006 and for the three months ended March 31, 2006 and 2005 included herein have been prepared, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the following disclosures are adequate to make the information presented not misleading. These unaudited condensed consolidated financial statements reflect all adjustments that, in the opinion of management, are necessary to present fairly the results of operations for the interim periods presented. All adjustments are of a normal nature, unless otherwise disclosed. The results of operations for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the year ended December 31, 2006. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s annual report on Form 10-K for the year ended December 31, 2005 filed on March 20, 2006.

2.	Inventory
       The cost of inventories is determined using the last-in, first-out (LIFO) method. Inventories are valued at the lower of cost or market value.
       Inventories consist of the following:

	Predecessor	Calumet
	December 31,	March 31,
	2005	2006

Raw materials	$28,299	$36,985
Work in process	29,737	28,556
Finished goods	50,395	35,577

	$108,431	$101,118

       The replacement cost of these inventories, based on current market values, would have been $47,763 and $53,185 higher at December 31, 2005 and March 31, 2006, respectively.

3.	Derivatives
       The Company uses derivative instruments to minimize its price risk and volatility of cash flows associated with the purchase of crude oil and natural gas, and the sale of diesel fuel and gasoline. In accordance with Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Derivative Instruments and Hedging Activities, the Company recognizes all derivative transactions as either assets or liabilities at fair value on the balance sheet. To the extent a derivative instrument is designated effective as a cash flow hedge of an exposure to future changes in the value of a purchase or sale transaction, the change in fair value of the derivative is deferred in other comprehensive income. For cash flow hedges of future purchases of natural gas and crude oil, the realized gain or loss is recorded to cost of goods sold in the statement of operations upon the settlement of the contract. The realized gain or loss upon settlement of a cash flow hedge of the future sale of diesel fuel or gasoline is recorded to sales in the statement of operations. For derivative instruments not designated as cash flow hedges and the portion of any cash flow hedge that is determined to be ineffective, the change in fair value of the asset or liability for the period is recorded to unrealized gain or loss on derivative instruments in the statement of operations. Upon the settlement of these derivatives not designated as hedges, the gain or loss for the period is recorded to realized gain or loss on derivative instruments in the statement of operations.
Crude Oil Collar Contracts
       The Company utilizes combinations of options to manage crude price risk and volatility of cash flows. These combinations of options are designated as cash flow hedges of the future purchase of crude oil. The Company’s policy is generally to enter into crude oil derivative contracts for a period no greater than three to six months forward and for 50% to 75% of anticipated crude oil purchases related to the production of certain specialty products. This represents approximately 30% to 40% of our total specialty products production. At March 31, 2006, the Company had the following hedge positions related to crude oil purchases.
       At December 31, 2005, the Company had the following hedge positions related to crude oil purchases.

Crude Oil Put/Call
Spread Contracts		Lower Put	Upper Put	Lower Call	Upper Call
Expiration Dates	Barrels	($/Bbl)	($/Bbl)	($/Bbl)	($/Bbl)

January 2006	248,000	$46.02	$55.57	$65.57	$75.57
February 2006	224,000	46.13	55.71	65.71	75.71
March 2006	248,000	45.64	55.41	65.41	75.41
April 2006	240,000	45.85	55.58	65.58	75.58

Totals	960,000
Average price		$45.90	$55.56	$65.56	$75.56
       At March 31, 2006, the Company had the following hedge positions related to crude oil purchases.

Crude Oil Put/Call
Spread Contracts		Lower Put	Upper Put	Lower Call	Upper Call
Expiration Dates	Barrels	($/Bbl)	($/Bbl)	($/Bbl)	($/Bbl)

April 2006	240,000	$45.85	$55.58	$65.58	$75.58
May 2006	248,000	52.60	62.60	72.60	82.60
June 2006	240,000	51.06	61.06	71.06	81.06

Totals	728,000
Average price		$49.87	$59.78	$69.78	$79.78

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Fuels Product Margin (Crack Spread) Swap Contracts
       The Company utilizes combinations of options and forward swap contracts to manage fuels product margin (crack spread) price risk and volatility of cash flows. Through March 31, 2006, the Company had not designated any fuels product margin derivatives as hedges under SFAS 133. The Company’s policy is generally to enter into crack spread derivative contracts for a period no greater than five years forward and for no more than 75% of fuels production. For purposes of these swap contracts, crack spread is defined as the difference between the selling price of one barrel of refined product (gasoline or diesel fuel) less the price of one barrel of crude oil, with all component pricing based on standard market indices as defined in the contracts. The Company enters into various combinations of these swap contracts to achieve an approximate 2/1/1 crack spread ratio, which means two barrels of crude oil and one barrel each of gasoline and diesel fuel. At March 31, 2006, the Company had the following derivatives related to fuels product margins.
       At December 31, 2005, the Company had the following derivative positions related to fuels product margins.

Crack Spread Swap
Contracts Expiration Dates	Barrels	($/Bbl)

First Quarter 2006	1,035,000	$9.00
Second Quarter 2006	1,039,000	8.98
Third Quarter 2006	1,043,000	8.65
Fourth Quarter 2006	1,043,000	8.28
First Quarter 2007	1,260,000	11.59
Second Quarter 2007	1,273,000	11.56
Third Quarter 2007	1,282,000	11.60
Fourth Quarter 2007	1,282,000	11.60

Totals	9,257,000
Average price		$10.30
       At March 31, 2006, the Company had the following derivatives related to fuels product margins.

Crack Spread Swap
Contracts Expiration Dates	Barrels	($/Bbl)

Second Quarter 2006	1,039,000	$8.94
Third Quarter 2006	1,043,000	8.61
Fourth Quarter 2006	1,043,000	8.25
First Quarter 2007	1,620,000	12.43
Second Quarter 2007	1,637,000	12.41
Third Quarter 2007	1,650,000	12.45
Fourth Quarter 2007	1,650,000	12.45
Calendar Year 2008	5,124,000	11.49
Calendar Year 2009	4,745,000	10.94
Calendar Year 2010	1,825,000	10.46

Totals	21,376,000
Average price		$11.15
Fuels Product Margin (Crack Spread) Collar Contracts
       In 2004, the Company began entering into fuels product margin (crack spread) collar contracts with counterparties whereby the Company purchased a crack spread put option while simultaneously

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
selling a crack spread call option. These crack spread collar contracts require no net premium to be paid by the Company to the counterparties as the premium for the purchased crack spread put option is offset by the premium for the sold crack spread call option.
       Fuel product margin collar contracts consisted of the following at December 31, 2005:

		Put Option	Call Option
Crack Spread Collar		Strike Price	Strike Price
Contracts Expiration Dates	Barrels	($/Bbl)	($/Bbl)

First Quarter 2006	675,000	$7.29	$9.62
Second Quarter 2006	680,000	7.82	10.15
Third Quarter 2006	685,000	7.59	9.59
Fourth Quarter 2006	685,000	6.30	8.30

Totals	2,725,000
Average price		$7.25	$9.41
       Fuel product margin collar contracts consisted of the following at March 31, 2006:

		Put Option	Call Option
Crack Spread Collar		Strike Price	Strike Price
Contracts Expiration Dates	Barrels	($/Bbl)	($/Bbl)

Second Quarter 2006	680,000	$7.82	$10.15
Third Quarter 2006	685,000	7.59	9.59
Fourth Quarter 2006	685,000	6.30	8.30

Totals	2,050,000
Average price		$7.24	$9.35
       On March 31, 2006, the Company executed an ISDA Master Agreement with J. Aron & Company. Upon the execution of the agreement, the Company transferred the majority of its crack spread derivative contracts with other counterparties to the agreement and issued a $50,000 letter of credit under the Company’s $50,000 letter of credit facility to support crack spread hedging to J. Aron & Company.
Natural Gas Swap Contracts
       The Company utilizes forward swap contracts to manage natural gas price risk and volatility of cash flows. These swap contracts are designated as cash flow hedges of the future purchase of natural gas. The Company’s policy is generally to enter into natural gas derivative contracts to hedge approximately 50% of the upcoming winter months’ anticipated natural gas requirements.
       At December 31, 2005, the Company had the following positions related to natural gas purchases.

Natural Gas Swap
Contracts Expiration Dates	MMbtu	$/MMbtu

First Quarter 2006	600,000	$9.84

Totals	600,000
Average price		$9.84

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
       At March 31, 2006, the Company had the following positions related to natural gas purchases.

Natural Gas Swap
Contracts Expiration Dates	MMbtu	$/MMbtu

Third Quarter 2006	200,000	$8.52
Fourth Quarter 2006	300,000	$8.52
First Quarter 2007	300,000	$8.52

Totals	800,000
Average price		$8.52
       For the quarter ended March 31, 2006, $592 of hedge ineffectiveness had been recognized on the cash flow hedges related to crude oil and natural gas. The fair value change for the cash flow hedges of $1,323 for the period ended March 31, 2006 has been recorded to cost of goods sold in the statement of operations. The other comprehensive income balance of $499 will be reclassified to earnings by March 31, 2007 with $144 being recognized in 2006 and $355 in 2007. The Company is exposed to credit risk in the event of nonperformance with our counterparties on these derivative transactions. The Company does not expect nonperformance on any derivative contract.

4.	Contingencies
       From time to time, the Company is a party to certain claims and litigation incidental to its business. Management is of the opinion that the ultimate resolution of any known claims, either individually or in the aggregate, will not have a material adverse impact on the Company’s financial position or results of operations.
Environmental
       The Company operates crude oil and specialty hydrocarbon refining and terminal operations, which are subject to stringent and complex federal, state, and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations can impair the Company’s operations that affect the environment in many ways, such as requiring the acquisition of permits to conduct regulated activities; restricting the manner in which the Company can release materials into the environment; requiring remedial activities or capital expenditures to mitigate pollution from former or current operations; and imposing substantial liabilities for pollution resulting from its operations. Certain environmental laws impose joint and several, strict liability for costs required to remediate and restore sites where petroleum hydrocarbons, wastes, or other materials have been released or disposed.
       Failure to comply with environmental laws and regulations may result in the triggering of administrative, civil and criminal measures, including the assessment of monetary penalties, the imposition of remedial obligations, and the issuance of injunctions limiting or prohibiting some or all of the Company’s operations. On occasion, the Company receives notices of violation, enforcement and other complaints from regulatory agencies alleging non-compliance with applicable environmental laws and regulations. In particular, the Louisiana Department of Environmental Quality (“LDEQ”) has proposed penalties and supplemental projects totaling $191 for the following alleged violations: (i) a May 2001 notification received by the Cotton Valley refinery from the LDEQ regarding several alleged violations of various air emission regulations, as identified in the course of the Company’s Leak Detection and Repair program, and also for failure to submit various reports related to the facility’s air emissions; (ii) a December 2002 notification received by the Company’s Cotton Valley refinery from the LDEQ regarding alleged violations for excess emissions, as identified in the

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
LDEQ’s file review of the Cotton Valley refinery; and (iii) a December 2004 notification received by the Cotton Valley refinery from the LDEQ regarding alleged violations for the construction of a multi-tower pad and associated pump pads without a permit issued by the agency. The Company is currently in settlement negotiations with the LDEQ to resolve these matters, as well as a number of similar matters at the Princeton refinery, for which no penalty has yet been proposed. Management is of the opinion that the ultimate resolution of this matter will not have a material adverse impact on the Company’s financial position or results of operations.
       The Company has recently entered into discussions on a voluntary basis with the LDEQ regarding the Company’s participation in that agency’s “Small Refinery and Single Site Refinery Initiative.” This state initiative is patterned after the EPA’s “National Petroleum Refinery Initiative,” which is a coordinated, integrated compliance and enforcement strategy to address federal Clean Air Act compliance issues at the nation’s largest petroleum refineries. The Company expects that the LDEQ’s primary focus under the state initiative will be on four compliance and enforcement concerns: (i) Prevention of Significant Deterioration/ New Source Review; (ii) New Source Performance Standards for fuel gas combustion devices, including flares, heaters and boilers; (iii) Leak Detection and Repair requirements; and (iv) Benzene Waste Operations National Emission Standards for Hazardous Air Pollutants. The Company is only in the beginning stages of discussion with the LDEQ and, consequently, while no significant compliance and enforcement expenditures have been requested as a result of the Company’s discussions, the Company anticipates that it will ultimately be required to make emissions reductions requiring capital investments and/or increased operating expenditures at the Company’s three Louisiana refineries.
       The Company is indemnified by Shell Oil Company, as successor to Pennzoil-Quaker State Company and Atlas Processing Company, for specified environmental liabilities arising from the operations of the Shreveport refinery prior to its acquisition of the facility. The indemnity is unlimited in amount and duration, but requires the Company to contribute up to $1,000 of the first $5,000 of indemnified costs for certain of the specified environmental liabilities.
Standby Letters of Credit
       The Company has agreements with various financial institutions for standby letters of credit which have been issued to domestic vendors. As of December 31, 2005 and March 31, 2006, the Company had outstanding standby letters of credit of $37,746 and $40,045, respectively. As discussed in Note 5 below, as of March 31, 2006 the Company had issued a $50,000 letter of credit under the letter of credit facility to support crack spread hedging.

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Long-Term Debt
       Long-term debt consisted of the following:

	Predecessor	Calumet

	December 31,	March 31,
	2005	2006

Borrowings under revolving credit agreement with third-party lenders, interest at prime (7.25% and 7.75%, respectively), interest payments monthly, borrowings due December 2010	$92,985	$14,751
Borrowings under term loan agreement with third-party lenders, interest at rate of LIBOR plus 3.50% (7.99% and 8.37%, respectively), interest payments quarterly, borrowings due December 2012	175,000	49,875

Total long-term debt	267,985	64,626
Less current portion of long-term debt	500	500

	$267,485	$64,126

       On December 9, 2005, the Predecessor paid off its existing indebtedness by entering into a $225,000 senior secured revolving credit facility due December 2010 and a $225,000 senior secured first lien credit facility consisting of a $175,000 term loan facility and a $50,000 letter of credit facility to support crack spread hedging, which bears interest at 3.50%. These facilities contain financial covenants including a fixed charge coverage ratio and a consolidated leverage ratio. The revolving credit facility borrowings are limited by advance rates of percentages of eligible accounts receivable and inventory as defined by the revolving credit agreement. The maximum borrowing capacity at March 31, 2006 was $185,242, with $130,446 available for additional borrowings based on collateral and specified availability limitations. The term loan facility borrowings are secured by a first lien on the property, plant and equipment of the Company and its subsidiaries. The net proceeds of our initial public offering (see Note 6) were used to repay indebtedness and accrued interest under the first lien term loan facility in the amount of approximately $125,700 and repay indebtedness under the secured revolving credit facility in the amount of approximately $13,100. After these repayments, the term loan requires quarterly principal payments of $100 through December 2011 and quarterly principal payments of approximately $11,800 thereafter until maturing in December 2012. The Company is in compliance with all covenants and restrictions defined in these credit agreements. As of March 31, 2006, the Company had issued the entire $50,000 letter of credit under the letter of credit facility to support crack spread hedging.
       As of March 31, 2006, maturities of the Company’s long-term debt is as follows:

Year	Maturity

2006	$500
2007	500
2008	500
2009	500
2010	15,251
2011 and thereafter	$47,375

Total	$64,626

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Partners’ Capital
       On January 31, 2006, the Partnership completed the initial public offering of its common units and sold 5,699,900 of those units to the underwriters in the initial public offering. The Partnership also sold a total of 750,100 common units to certain relatives of the chairman of our general partner (the “Fehsenfeld Investors”). In addition, on February 8, 2006, the Partnership sold an additional 854,985 common units to the underwriters pursuant to the underwriters’ overallotment option. Each of these issuances was made pursuant to the Partnership’s Registration Statement on Form S-1 (File No. 333-128880) declared effective by the Securities and Exchange Commission on January 29, 2006. The proceeds received by the Partnership (net of underwriting discounts and structuring fees and before expenses) from the sale of an aggregate of 7,304,985 units were approximately $144,400. The net proceeds were used to: (i) repay indebtedness and accrued interest under the first lien term loan facility in the amount of approximately $125,700, (ii) repay indebtedness under the secured revolving credit facility in the amount of approximately $13,100 and (iii) pay transaction fees and expenses in the amount of approximately $5,600. Underwriting discounts totaled approximately $11,600 (including certain structuring fees paid to certain of the underwriters of approximately $2,400).
       The following table represents the assets and liabilities of the Predecessor immediately prior to contributing assets to Calumet, the assets and liabilities contributed to Calumet, and the Predecessor’s assets and liabilities that were not contributed to Calumet.

	Predecessor

	January 31,	Net Assets Not	February 1,
	2006	Contributed	2006

Assets
Current assets:
Cash	$128,262	$3,257	$125,005
Accounts receivable	113,261	150	113,111
Inventories	114,624	—	114,624
Derivative assets	2,407	—	2,407
Other current assets	9,798	—	9,798

Total current assets	368,352	3,407	364,945
Property, plant and equipment, net	126,886	529	126,357
Other noncurrent assets, net	4,289	2,002	2,287

Total assets	$499,527	$5,938	$493,589

Liabilities
Current liabilities:
Accounts payable	$44,832	$—	$44,832
Other current liabilities	12,124	312	11,812
Current portion of long-term debt	500	—	500
Derivative liabilities	28,498	—	28,498

Total current liabilities	85,954	312	85,642
Long-term debt, less current portion	259,393	—	259,393

Total liabilities	345,347	312	345,035

Net assets:	$154,180	$5,626	$148,554

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
       The Predecessor’s policy was that distributions were limited to the amount necessary to pay each partner’s federal income tax and any state income tax on the amount of partnership income. However, additional distributions to the partners could be made at the sole discretion of the general partner. During the year ended December 31, 2005 and the quarter ended March 31, 2006 distributions of $7,300 and $6,900, respectively, were made to the Predecessor partners. Going forward, Calumet’s distribution policy is as defined in the Partnership Agreement.

7.	Earnings per Unit
       The Partnership calculates earnings per unit in accordance with SFAS 128, Earnings per share, as interpreted by Emerging Issues Task Force Issue No. 03-06, Participating Securities and the Two-Class Method under FASB Statement No. 128. Under this approach, common and subordinated limited units represent separate classes of limited partner units that require two-class presentation under SFAS No. 128. Therefore, the Partnership calculates basic and diluted earnings per unit on a discreet quarterly basis assuming the minimum quarterly distribution, prorated if necessary, is paid on all common units outstanding and that all undistributed earnings or losses in the period are fully allocated to limited units based on their contractual participation rights as if all of the earnings or losses for the period had been distributed.

8.	Segments and Related Information

a.	Segment Reporting
       Under the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company has two reportable segments: Specialty Products and Fuel Products. The Specialty Products segment produces a variety of lubricating oils, solvents and waxes. These products are sold to customers who purchase these products primarily as raw material components for basic automotive, industrial and consumer goods. The Fuel Products segment produces a variety of fuel and fuel-related products including gasoline, diesel and jet fuel.
       The accounting policies of the segments are the same as those described in the summary of significant accounting policies except that the Company evaluates segment performance based on

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
income from operations. The Company accounts for intersegment sales and transfers at cost plus a specified mark-up. Reportable segment information is as follows (in thousands):

Three Months Ended	Specialty	Fuel	Combined		Consolidated
March 31, 2005	Products	Products	Segments	Eliminations	Total

Sales:
External customers	$141,820	$87,729	$229,549	$—	$229,549
Intersegment sales	94,060	1,014	95,074	(95,074)	—

Total sales	$235,880	$88,743	$324,623	$(95,074)	$229,549

Depreciation and amortization	2,796	—	2,796	—	2,796
Income from operations	2,799	7,946	10,745	—	10,745
Reconciling items to net income:
Interest expense					(4,864)
Debt extinguishment costs					—
Loss on derivative instruments					(6,048)
Other					39

Net income					(128)

Capital expenditures	$6,933	$—	$6,933	$—	$6,933

Three Months Ended	Specialty	Fuel	Combined		Consolidated
March 31, 2006	Products	Products	Segments	Eliminations	Total

Sales:
External customers	$229,657	$168,037	$397,694	$—	$397,694
Intersegment sales	166,177	9,551	175,728	(175,728)	—

Total sales	$395,834	$177,588	$573,422	$(175,728)	$397,694

Depreciation and amortization	2,673	—	2,673	—	2,673
Income from operations	19,587	11,498	31,085	—	31,085
Reconciling items to net income:
Interest expense					(3,976)
Debt extinguishment costs					(2,967)
Loss on derivative instruments					(20,795)
Other					199
Income tax expense					(14)

Net income					3,532

Capital expenditures	$2,975	$—	$2,975	$—	$2,975

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Predecessor	Calumet

	December 31,	March 31,
	2005	2006

Segment Assets:
Specialty Products	$606,023	$576,580
Fuel Products	375,153	374,532

Combined Segments	981,176	951,112
Eliminations	(581,459)	(601,653)

Total Assets	$399,717	$349,459

b.	Geographic Information
       International sales accounted for less than 10% of consolidated sales in each of the three months ended March 31, 2005 and 2006.

c.	Product Information
       The Company offers products primarily in four general categories consisting of fuels, lubricants, waxes and solvents. Other includes asphalt and other by-products. The following table sets forth the major product category sales (dollars in thousands):

	Three Months
	Ended March 31,

	2005	2006

Fuels	$95,648	$178,601
Lubricants	79,032	132,910
Solvents	27,528	52,360
Waxes	8,514	15,455
Other	18,827	18,368

Total sales	$229,549	$397,694

d.	Major Customers
       No customer represented 10% or greater of consolidated sales in each of the three months ended March 31, 2005 and 2006.

9.	Subsequent Events
       On April 21, 2006, the Company closed on an asset purchase agreement entered into on March 31, 2006 related to certain refinery equipment to be placed into service as a part of a capacity expansion project at its Shreveport refinery. The purchase price for the equipment was $16,500, including a nonrefundable deposit of $1,000 paid by the Company on March 31, 2006 and applied to the purchase price at closing. This deposit of $1,000 was recorded as construction-in-process in property, plant, and equipment in the March 31, 2006 balance sheet. The Company financed the equipment purchase through borrowings under the revolving credit facility.
       On April 24, 2006, the Company entered into an interest rate swap agreement with a counterparty to fix the LIBOR component of the interest rate on a portion of outstanding borrowings

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
under its term loan facility. The notional amount of the interest rate swap agreement is 85% of the outstanding term loan balance over its remaining term, with LIBOR fixed at 5.44%. Borrowings under the term loan facility bear interest at LIBOR plus 3.50%.
       On April 26, 2006, the Company declared a prorated quarter cash distribution of $0.30 per unit, or $8,000, for the period from the closing of the Partnership’s initial public offering on January 31, 2006 through March 31, 2006. The distribution will be paid on May 15, 2006 to the general partner as well as common and subordinated unitholders of record as of the close of business on May 2, 2006. This prorated quarterly distribution of $0.30 equates to a $0.45 per unit distribution for a complete quarter, or $1.80 per unit on an annual basis.

CALUMET GP, LLC
UNAUDITED CONSOLIDATED BALANCE SHEET
March 31, 2006
(in thousands)

Assets
Current assets:
Cash	$600
Accounts receivable:
Trade, less allowance for doubtful accounts of $750	110,931
Other	2,687

113,618

Inventory	101,118
Prepaid expenses	1,883
Derivative assets	313
Deposits and other current assets	1,296

Total current assets	218,828
Property, plant and equipment, net	127,674
Other noncurrent assets	3,473

Total assets	$349,975

Liabilities
Current liabilities:
Accounts payable	$52,216
Accrued salaries, wages, and benefits	2,004
Turnaround costs	3,327
Taxes payable	4,686
Bank overdraft.	5,116
Other current liabilities	2,207
Current portion of long-term debt	500
Derivative liabilities	46,097

Total current liabilities	116,153
Long-term debt	64,126
Minority interest	82,569
Commitments and contingencies
Owners’ equity	$87,127

Total liabilities and owners’ equity	$349,975

See accompanying notes to the balance sheet.

CALUMET GP, LLC
NOTES TO UNAUDITED CONSOLIDATED BALANCE SHEET
(Dollars in thousands, except unit and per unit data)

1.	Organization
       Calumet GP, LLC (the GP) is a Delaware limited liability company formed on September 27, 2005 and is the general partner of Calumet Specialty Products Partners, L.P. (the Partnership). The GP is owned by The Heritage Group as well as Fred M. Fehsenfeld, Jr. family trusts and an F. William Grube family trust. The GP owns a two percent general partner interest in the Partnership and manages and operates all of the assets of the Partnership. However, due to the substantive control granted to the GP by the partnership agreement we consolidate our interest in the Partnership (collectively Calumet or the Company).

2.	Initial Public Offering and Related Transactions
       On January 31, 2006, the Partnership completed the initial public offering of its common units and sold 5,699,900 of those units to the underwriters in the initial public offering. The Partnership also sold a total of 750,100 common units to certain relatives of the chairman of our general partner (the “Fehsenfeld Investors”). In addition, on February 8, 2006, the Partnership sold an additional 854,985 common units to the underwriters pursuant to the underwriters’ option to purchase additional units. Each of these issuances was made pursuant to the Partnership’s Registration Statement on Form S-1 (File No. 333-128880) declared effective by the Securities and Exchange Commission on January 29, 2006. The proceeds received by the Partnership (net of underwriting discounts and structuring fees and before expenses) from the sale of an aggregate of 7,304,985 units were approximately $144,400. The net proceeds were used to: (i) repay indebtedness and accrued interest under the first lien term loan facility in the amount of approximately $125,700, (ii) repay indebtedness under the secured revolving credit facility in the amount of approximately $13,100 and (iii) pay transaction fees and expenses in the amount of approximately $5,600. Underwriting discounts totaled approximately $11,600 (including certain structuring fees paid to certain of the underwriters of approximately $2,400).

3.	Description of the Business
       Calumet is engaged in the production and marketing of crude oil-based specialty lubricating oils, fuels, solvents and waxes. Calumet owns a refinery located in Princeton, Louisiana, a refinery located in Cotton Valley, Louisiana, a terminal located in Burnham, Illinois and a refinery located in Shreveport, Louisiana (the Shreveport Refinery).

4.	Summary of Significant Accounting Policies
Consolidation
       The consolidated financial statements include the accounts of the GP, the Partnership and its wholly-owned subsidiary, Calumet Shreveport and Calumet Shreveport’s wholly owned subsidiaries Fuels and Lubricants & Waxes. All intercompany transactions and accounts have been eliminated.
Use of Estimates
       The Company’s financial statements are prepared in conformity with U.S. generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CALUMET GP, LLC
NOTES TO UNAUDITED CONSOLIDATED BALANCE SHEET — (Continued)
Cash
       Cash includes all highly liquid investments with a maturity of three months or less at the time of purchase.
Inventories
       The cost of inventories is determined using the last-in, first-out (LIFO) method. Inventories are valued at the lower of cost or market value.
       Inventories consist of the following:

Calumet

March 31,
2006

Raw materials	$36,985
Work in process	28,556
Finished goods	35,577

$101,118

       The replacement cost of these inventories, based on current market values, would have been $53,185 higher at March 31, 2006, respectively.
Property, Plant and Equipment
       Property, plant and equipment are stated on the basis of cost. Depreciation is calculated generally on composite groups, using the straight-line method over the estimated useful lives of the respective groups.
       Property, plant and equipment, including depreciable lives, consists of the following:

Calumet

March 31,
2006

Buildings and improvements (10 to 40 years)	$2,571
Machinery and equipment (2 to 20 years)	163,323
Furniture and fixtures (5 to 10 years)	2,243
Construction-in-progress	2,797

170,934
Less accumulated depreciation	(43,260)

$127,674

       Under the composite depreciation method, the cost of partial retirements of a group is charged to accumulated depreciation. However, when there are dispositions of complete groups or significant portions of groups, the cost and related depreciation are retired, and any gain or loss is reflected in earnings.
Turnaround Costs
       Periodic major maintenance and repairs (turnaround costs) applicable to refining facilities are accounted for using the accrue-in-advance method. Normal maintenance and repairs of all other

CALUMET GP, LLC
NOTES TO UNAUDITED CONSOLIDATED BALANCE SHEET — (Continued)
property, plant and equipment are charged to cost of sales as incurred. Renewals, betterments and major repairs that materially extend the life of the properties are capitalized.
Impairment of Long-Lived Assets
       The Company periodically evaluates the carrying value of long-lived assets to be held and used, including definite-lived intangible assets, when events or circumstances warrant such a review. The carrying value of a long-lived asset to be held and used is considered impaired when the anticipated separately identifiable undiscounted cash flows from such an asset are less than the carrying value of the asset. In that event, a write-down of the asset would be recorded through a charge to operations, based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Long-lived assets to be disposed of other than by sale are considered held and used until disposal.
Revenue Recognition
       The Company recognizes revenue on orders received from its customers when there is persuasive evidence of an arrangement with the customer that is supportive of revenue recognition, the customer has made a fixed commitment to purchase the product for a fixed or determinable sales price, collection is reasonably assured under the Company’s normal billing and credit terms, all of the Company’s obligations related to product have been fulfilled and ownership and all risks of loss have been transferred to the buyer, which is upon shipment to the customer.
Derivatives
       The Company uses derivative instruments to minimize its price risk and volatility of cash flows associated with the purchase of crude oil and natural gas, and the sale of diesel fuel and gasoline and accounts for these derivative instruments in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as further described in Note 5.
Other Noncurrent Assets
       Other noncurrent assets at March 31, 2006 include $2,449, net of accumulated amortization of $3,191 of deferred debt issuance costs, which are being amortized on a straight-line basis over the life of the related debt instruments.
       Other noncurrent assets also include $907 at March 31, 2006 of intangible assets, net of accumulated amortization, purchased to facilitate the sales of horticultural spray oil products. These intangible assets are being amortized using the straight-line method, over an estimated useful life of five years. Annual amortization for 2006 and 2007 will be $455, with the remaining balance of approximately $111 amortized in 2008. Accumulated amortization on these intangible assets was $1,369 at March 31, 2006.
New Accounting Pronouncements
       On December 16, 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However,

CALUMET GP, LLC
NOTES TO UNAUDITED CONSOLIDATED BALANCE SHEET — (Continued)
Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.
       Statement 123(R) is effective for fiscal years beginning after July 1, 2005. The Company has adopted Statement 123(R) using the “modified prospective” method in which compensation cost is recognized beginning with the effective date based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date. There was no impact from the adoption of Statement 123(R) as the Company has not granted any share-based payments.
       In 2005, the FASB Interpretation No. 47 (FIN 47), Accounting for Conditional Asset Retirement Obligations was issued. The Company adopted this interpretation as of December 31, 2005. The Company has conditional asset retirement obligations related to its Cotton Valley, Shreveport and Princeton refineries related to asbestos. However, the Company believes that there is an indeterminate settlement date for these obligations and; thus, fair value cannot be reasonably estimated. Therefore, at the date of adoption, December 31, 2005, the Company did not record any liability for asset retirement obligations related to these refineries.

5.	Derivatives
       The Company uses derivative instruments to minimize its price risk and volatility of cash flows associated with the purchase of crude oil and natural gas, and the sale of diesel fuel and gasoline. In accordance with Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, the Company recognizes all derivative transactions as either assets or liabilities at fair value on the balance sheet. To the extent a derivative instrument is designated effective as a cash flow hedge of an exposure to future changes in the value of a purchase or sale transaction, the change in fair value of the derivative is deferred in other comprehensive income. For cash flow hedges of future purchases of natural gas and crude oil, the realized gain or loss is recorded to cost of goods sold in the statement of operations upon the settlement of the contract. The realized gain or loss upon settlement of a cash flow hedge of the future sale of diesel fuel or gasoline is recorded to sales in the statement of operations. For derivative instruments not designated as cash flow hedges and the portion of any cash flow hedge that is determined to be ineffective, the change in fair value of the asset or liability for the period is recorded to unrealized gain or loss on derivative instruments in the statement of operations. Upon the settlement of these derivatives not designated as hedges, the gain or loss for the period is recorded to realized gain or loss on derivative instruments in the statement of operations.
Crude Oil Collar Contracts
       The Company utilizes combinations of options to manage crude price risk and volatility of cash flows. These combinations of options are designated as cash flow hedges of the future purchase of crude oil. The Company’s policy is generally to enter into crude oil derivative contracts for a period no greater than three to six months forward and for 50% to 70% of anticipated crude oil purchases related to the production of certain specialty products. This represents approximately 30% to 40% of our total specialty products production.

CALUMET GP, LLC
NOTES TO UNAUDITED CONSOLIDATED BALANCE SHEET — (Continued)
       At March 31, 2006, the Company had the following hedge positions related to crude oil purchases.

Crude Oil Put/Call
Spread Contracts		Lower Put	Upper Put	Lower Call	Upper Call
Expiration Dates	Barrels	($/Bbl)	($/Bbl)	($/Bbl)	($/Bbl)

April 2006	240,000	$45.85	$55.58	$65.58	$75.58
May 2006	248,000	52.60	62.60	72.60	82.60
June 2006	240,000	51.06	61.06	71.06	81.06

Totals	728,000
Average price		$49.87	$59.78	$69.78	$79.78

Fuels Product Margin (Crack Spread) Swap Contracts
       The Company utilizes combinations of options and forward swap contracts to manage fuels product margin (crack spread) price risk and volatility of cash flows. Through March 31, 2006, the Company had not designated any fuels product margin derivatives as hedges under SFAS 133. The Company’s policy is generally to enter into crack spread derivative contracts for a period no greater than five years forward and for no more than 75% of fuels production. For purposes of these swap contracts, crack spread is defined as the difference between the selling price of one barrel of refined product (gasoline or diesel fuel) less the price of one barrel of crude oil, with all component pricing based on standard market indices as defined in the contracts. The Company enters into various combinations of these swap contracts to achieve an approximate 2/1/1 crack spread ratio, which means two barrels of crude oil and one barrel each of gasoline and diesel fuel.
       At March 31, 2006, the Company had the following derivatives related to fuels product margins.

Crack Spread Swap
Contracts Expiration Dates	Barrels	($/Bbl)

Second Quarter 2006	1,039,000	$8.94
Third Quarter 2006	1,043,000	8.61
Fourth Quarter 2006	1,043,000	8.25
First Quarter 2007	1,620,000	12.43
Second Quarter 2007	1,637,000	12.41
Third Quarter 2007	1,650,000	12.45
Fourth Quarter 2007	1,650,000	12.45
Calendar Year 2008	5,124,000	11.49
Calendar Year 2009	4,745,000	10.94
Calendar Year 2010	1,825,000	10.46

Totals	21,376,000
Average price		$11.15

Fuels Product Margin (Crack Spread) Collar Contracts
       The Company enters into fuels product margin (crack spread) collar contracts with counterparties whereby the Company purchased a crack spread put option while simultaneously selling a crack spread call option. These crack spread collar contracts require no net premium to be paid by the Company to the counterparties as the premium for the purchased crack spread put option is offset by the premium for the sold crack spread call option.

CALUMET GP, LLC
NOTES TO UNAUDITED CONSOLIDATED BALANCE SHEET — (Continued)
       Fuel product margin collar contracts consisted of the following at March 31, 2006:

		Put Option	Call Option
Crack Spread Collar		Strike Price	Strike Price
Contracts Expiration Dates	Barrels	($/Bbl)	($/Bbl)

Second Quarter 2006	680,000	$7.82	$10.15
Third Quarter 2006	685,000	7.59	9.59
Fourth Quarter 2006	685,000	6.30	8.30

Totals	2,050,000
Average price		$7.24	$9.35
       On March 31, 2006, the Company executed an ISDA Master Agreement with J. Aron & Company. Upon the execution of the agreement, the Company transferred the majority of its crack spread derivative contracts with other counterparties to the agreement and issued a $50,000 letter of credit under the Company’s $50,000 letter of credit facility to support crack spread hedging to J. Aron & Company.

Natural Gas Swap Contracts
       The Company utilizes forward swap contracts to manage natural gas price risk and volatility of cash flows. These swap contracts are designated as cash flow hedges of the future purchase of natural gas. The Company’s policy is generally to enter into natural gas derivative contracts to hedge approximately 50% of the upcoming winter months’ anticipated natural gas requirements.
       At March 31, 2006, the Company had the following positions related to natural gas purchases.

Natural Gas Swap
Contracts Expiration Dates	MMbtu	$/MMbtu

Third Quarter 2006	200,000	$8.52
Fourth Quarter 2006	300,000	$8.52
First Quarter 2007	300,000	$8.52

Totals	800,000
Average price		$8.52
       For the quarter ended March 31, 2006, $592 of hedge ineffectiveness had been recognized on the cash flow hedges related to crude oil and natural gas. The fair value change for the cash flow hedges of $1,323 for the period ended March 31, 2006 has been recorded to cost of goods sold in the statement of operations. The other comprehensive income balance of $499 will be reclassified to earnings by March 31, 2007 with $144 being recognized in 2006 and $355 in 2007. The Company is exposed to credit risk in the event of nonperformance with our counterparties on these derivative transactions. The Company does not expect nonperformance on any derivative contract.

6.	Contingencies
       From time to time, the Company is a party to certain claims and litigation incidental to its business. Management is of the opinion that the ultimate resolution of any known claims, either individually or in the aggregate, will not have a material adverse impact on the Company’s financial position or results of operations.

CALUMET GP, LLC
NOTES TO UNAUDITED CONSOLIDATED BALANCE SHEET — (Continued)
Leases
       The Company has various operating leases for the use of land, storage tanks, compressor stations, rail cars, equipment, precious metals, operating unit catalyst and office facilities that extend through August 2015. Renewal options are available on certain of these leases in which the Company is the lessee.
       As of March 31, 2006, the Company had estimated minimum commitments for the payment of rentals under leases which, at inception, had a noncancelable term of more than one year, as follows:

Year	Commitments

2006	$6,226
2007	6,252
2008	4,745
2009	4,097
2010	3,396
Thereafter	9,050

Total	$33,766

       Effective March 1, 2005, the Company entered into a crude purchase contract with a supplier that contains minimum annual purchase requirements. To the extent the Company does not meet this requirement, it would be required to pay $0.25 per barrel on the difference between the minimum purchase requirement and the actual purchases. Since inception of the contract, the Company has taken delivery of all minimum requirements. As of March 31, 2006, the estimated minimum purchase requirements under this contract and other crude purchase contracts were as follows:

Year	Commitment

2006	$312,960
2007	340,724
2008	88,157
2009	38,388
2010	4,412
2011	—
Thereafter	—

Total	$784,641

Environmental
       The Company operates crude oil and specialty hydrocarbon refining and terminal operations, which are subject to stringent and complex federal, state, and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations can impair the Company’s operations that affect the environment in many ways, such as requiring the acquisition of permits to conduct regulated activities; restricting the manner in which the Company can release materials into the environment; requiring remedial activities or capital expenditures to mitigate pollution from former or current operations; and imposing

CALUMET GP, LLC
NOTES TO UNAUDITED CONSOLIDATED BALANCE SHEET — (Continued)
substantial liabilities for pollution resulting from its operations. Certain environmental laws impose joint and several, strict liability for costs required to remediate and restore sites where petroleum hydrocarbons, wastes, or other materials have been released or disposed.
       Failure to comply with environmental laws and regulations may result in the triggering of administrative, civil and criminal measures, including the assessment of monetary penalties, the imposition of remedial obligations, and the issuance of injunctions limiting or prohibiting some or all of the Company’s operations. On occasion, the Company receives notices of violation, enforcement and other complaints from regulatory agencies alleging non-compliance with applicable environmental laws and regulations. In particular, the Louisiana Department of Environmental Quality (“LDEQ”) has proposed penalties and supplemental projects totaling $191 for the following alleged violations: (i) a May 2001 notification received by the Cotton Valley refinery from the LDEQ regarding several alleged violations of various air emission regulations, as identified in the course of the Company’s Leak Detection and Repair program, and also for failure to submit various reports related to the facility’s air emissions; (ii) a December 2002 notification received by the Company’s Cotton Valley refinery from the LDEQ regarding alleged violations for excess emissions, as identified in the LDEQ’s file review of the Cotton Valley refinery; and (iii) a December 2004 notification received by the Cotton Valley refinery from the LDEQ regarding alleged violations for the construction of a multi-tower pad and associated pump pads without a permit issued by the agency. The Company is currently in settlement negotiations with the LDEQ to resolve these matters, as well as a number of similar matters at the Princeton refinery, for which no penalty has yet been proposed. Management is of the opinion that the ultimate resolution of this matter will not have a material adverse impact on the Company’s financial position or results of operations.
       The Company has recently entered into discussions on a voluntary basis with the LDEQ regarding the Company’s participation in that agency’s “Small Refinery and Single Site Refinery Initiative.” This state initiative is patterned after the EPA’s “National Petroleum Refinery Initiative,” which is a coordinated, integrated compliance and enforcement strategy to address federal Clean Air Act compliance issues at the nation’s largest petroleum refineries. The Company expects that the LDEQ’s primary focus under the state initiative will be on four compliance and enforcement concerns: (i) Prevention of Significant Deterioration/New Source Review; (ii) New Source Performance Standards for fuel gas combustion devices, including flares, heaters and boilers; (iii) Leak Detection and Repair requirements; and (iv) Benzene Waste Operations National Emission Standards for Hazardous Air Pollutants. The Company is only in the beginning stages of discussion with the LDEQ and, consequently, while no significant compliance and enforcement expenditures have been requested as a result of the Company’s discussions, the Company anticipates that it will ultimately be required to make emissions reductions requiring capital investments and/or increased operating expenditures at the Company’s three Louisiana refineries.
       The Company is indemnified by Shell Oil Company, as successor to Pennzoil-Quaker State Company and Atlas Processing Company, for specified environmental liabilities arising from the operations of the Shreveport refinery prior to its acquisition of the facility. The indemnity is unlimited in amount and duration, but requires the Company to contribute up to $1,000 of the first $5,000 of indemnified costs for certain of the specified environmental liabilities.
Standby Letters of Credit
       The Company has agreements with various financial institutions for standby letters of credit which have been issued to domestic vendors. As of March 31, 2006, the Company had outstanding standby letters of credit of $40,045. As discussed in Note 7 below, as of March 31, 2006 the

CALUMET GP, LLC
NOTES TO UNAUDITED CONSOLIDATED BALANCE SHEET — (Continued)
Company had issued a $50,000 letter of credit under the letter of credit facility to support crack spread hedging.

7.	Long-Term Debt
       Long-term debt consisted of the following:

Calumet

March 31,
2006

Borrowings under revolving credit agreement with third-party lenders, interest at prime (7.75%), interest payments monthly, borrowings due December 2010	$14,751
Borrowings under term loan agreement with third-party lenders, interest at rate of LIBOR plus 3.50% (8.37%), interest payments quarterly, borrowings due December 2012	49,875

Total long-term debt	64,626
Less current portion of long-term debt	500

$64,126

       On December 9, 2005, the Predecessor paid off its existing indebtedness by entering into a $225,000 senior secured revolving credit facility due December 2010 and a $225,000 senior secured first lien credit facility consisting of a $175,000 term loan facility and a $50,000 letter of credit facility to support crack spread hedging, which bears interest at 3.50%. These facilities contain financial covenants including a fixed charge coverage ratio and a consolidated leverage ratio. The revolving credit facility borrowings are limited by advance rates of percentages of eligible accounts receivable and inventory as defined by the revolving credit agreement. The maximum borrowing capacity at March 31, 2006 was $185,242, with $130,446 available for additional borrowings based on collateral and specified availability limitations. The term loan facility borrowings are secured by a first lien on the property, plant and equipment of the Company and its subsidiaries. The net proceeds of our initial public offering (see Note 2) were used to repay indebtedness and accrued interest under the first lien term loan facility in the amount of approximately $125,700 and repay indebtedness under the secured revolving credit facility in the amount of approximately $13,100. After these repayments, the term loan requires quarterly principal payments of $100 through December 2011 and quarterly principal payments of approximately $11,800 thereafter until maturing in December 2012. The Company is in compliance with all covenants and restrictions defined in these credit agreements. As of March 31, 2006, the Company had issued the entire $50,000 letter of credit under the letter of credit facility to support crack spread hedging.
       As of March 31, 2006, maturities of the Company’s long-term debt is as follows:

Year	Maturity

2006	$500
2007	500
2008	500
2009	500
2010	15,251
2011 and thereafter	$47,375

Total	$64,626

CALUMET GP, LLC
NOTES TO UNAUDITED CONSOLIDATED BALANCE SHEET — (Continued)

8.	Segments and Related Information

a.	Segment Reporting
       Under the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company has two reportable segments: Specialty Products and Fuel Products. The Specialty Products segment produces a variety of lubricating oils, solvents and waxes. These products are sold to customers who purchase these products primarily as raw material components for basic automotive, industrial and consumer goods. The Fuel Products segment produces a variety of fuel and fuel-related products including gasoline, diesel and jet fuel.
       The accounting policies of the segments are the same as those described in the summary of significant accounting policies except that the Company evaluates segment performance based on income from operations. The Company accounts for intersegment sales and transfers at cost plus a specified mark-up. Reportable segment information is as follows (in thousands):

Calumet

March 31,
2006

Segment Assets:
Specialty Products	$576,838
Fuel Products	374,790

Combined Segments	951,628
Eliminations	(601,653)

Total Assets	$349,975

b.	Geographic Information
       International sales accounted for less than 10% of consolidated sales for the three months ended March 31, 2006.

c.	Major Customers
       No customer represented 10% or greater of consolidated sales for the three months ended March 31, 2006.

9.	Fair Value of Financial Instruments
       Based upon borrowing rates available to the Company for debt with similar terms and the same remaining maturities, the fair value of long-term debt approximates carrying value at March 31, 2006. In addition, based upon fees charged for similar agreements, the face values of outstanding standby letters of credit approximate their fair value at March 31, 2006.

10.	Employee Benefit Plan
       The Company participates in a defined contribution plan sponsored by one of the limited partners. All full-time employees who have completed at least one hour of service are eligible to participate in the plan. Participants are allowed to contribute 0% to 100% of their pre-tax earnings to the plan, subject to government imposed limitations. The Company matches 100% of each 1% contribution by the participant up to 3% and 50% of each additional 1% contribution up to 5% for a maximum contribution by the Company of 4% per participant. The Company’s matching contribution

CALUMET GP, LLC
NOTES TO UNAUDITED CONSOLIDATED BALANCE SHEET — (Continued)
was $309 for the three months ended March 31, 2006. The plan also includes a profit-sharing component. Contributions under the profit-sharing component are determined by the Board of Directors of the Company’s general partner and are discretionary. The Company’s profit sharing contribution was $165 for the three months ended March 31, 2006.

11.	Long-Term Incentive Plan
       Calumet GP, LLC (the GP), the Partnership’s general partner, has adopted a Long-Term Incentive Plan (the “Plan”) for its employees, consultants and directors and its affiliates who perform services for the Partnership. The Plan provides for the grant of restricted units, phantom units, unit options and substitute awards and, with respect to unit options and phantom units, the grant of distribution equivalent rights (“DERs”). Subject to adjustment for certain events, an aggregate of 783,960 common units may be delivered pursuant to awards under the Plan. Units withheld to satisfy our general partner’s tax withholding obligations are available for delivery pursuant to other awards. If the Plan is implemented, the Plan will be administered by the compensation committee of the GP’s board of directors.

12.	Transactions with Related Parties
       During the three months ended March 31, 2006, the Company had sales to related parties of $70. Trade accounts and other receivables from related parties at March 31, 2006 were $44. The Company also had purchases from related parties during the three months ended March 31, 2006 of $288. Accounts payable to related parties at March 31, 2006 were $249.
       A limited partner provides management, administrative, and accounting services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning, and financing of the Company. Payments for the three months ended March 31, 2006 were $160.
       The Company participates in a self-insurance program for medical benefits with a limited partner and several other related companies. In connection with this program, contributions are made to a voluntary employees’ benefit association (VEBA) trust. Contributions made by the Company to the VEBA for the three months ended March 31, 2006 totaled $780.
       The Company participates in a self-insurance program for workers’ compensation with a limited partner and several related companies. In connection with this program, contributions are made to the limited partner. Contributions made by the Company to the limited partner for the three months ended March 31, 2006 totaled $58.
       The Company participates in a self-insurance program for general liability with a limited partner and several related companies. In connection with this program, contributions are made to the limited partner. Contributions made by the Company to the limited partner for the three months ended March 31, 2006 totaled $120.

13.	Subsequent Events
       On April 21, 2006, the Company closed on an asset purchase agreement entered into on March 31, 2006 related to certain refinery equipment to be placed into service as a part of a capacity expansion project at its Shreveport refinery. The purchase price for the equipment was $16,500, including a nonrefundable deposit of $1,000 paid by the Company on March 31, 2006 and applied to the purchase price at closing. This deposit of $1,000 was recorded as construction-in-process in property, plant, and equipment in the March 31, 2006 balance sheet. The Company financed the equipment purchase through borrowings under the revolving credit facility.

CALUMET GP, LLC
NOTES TO UNAUDITED CONSOLIDATED BALANCE SHEET — (Continued)
       On April 24, 2006, the Company entered into an interest rate swap agreement with a counterparty to fix the LIBOR component of the interest rate on a portion of outstanding borrowings under its term loan facility. The notional amount of the interest rate swap agreement is 85% of the outstanding term loan balance over its remaining term, with LIBOR fixed at 5.44%. Borrowings under the term loan facility bear interest at LIBOR plus 3.50%.
       On April 26, 2006, the Company declared a prorated quarter cash distribution of $0.30 per unit, or $8,000, for the period from the closing of the Partnership’s initial public offering on January 31, 2006 through March 31, 2006. The distribution will be paid on May 15, 2006 to the general partner as well as common and subordinated unitholders of record as of the close of business on May 2, 2006. This prorated quarterly distribution of $0.30 equates to a $0.45 per unit distribution for a complete quarter, or $1.80 per unit on an annual basis.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Members of
Calumet GP, LLC
       We have audited the accompanying balance sheet of Calumet GP, LLC as of December 31, 2005. This financial statement is the responsibility of Calumet GP, LLC’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
       We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of Calumet GP, LLC’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Calumet GP, LLC’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
       In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Calumet GP, LLC at December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Indianapolis, Indiana
March 9, 2006.

CALUMET GP, LLC
BALANCE SHEET
December 31, 2005

Assets
Cash	$945
Investment in Calumet Specialty Products Partners, L.P	19

Total assets	$964

Members’ capital
Members’ capital	$964

Total members’ capital	$964

See accompanying note to the balance sheet.

CALUMET GP, LLC
NOTE TO BALANCE SHEET

1.	Nature of Operations
       Calumet GP, LLC (“General Partner”) is a Delaware limited liability company formed on September 27, 2005 to become the general partner of Calumet Specialty Products Partners, L.P. (“Partnership”). General Partner is owned by The Heritage Group, Fred M. Fehsenfeld, Jr. and F. William Grube. General Partner owns a 2% general partner interest in Partnership.
       On September 29, 2005, the members contributed $1,000 to Calumet GP, LLC in exchange for a 100% ownership interest.
       General Partner has invested $20 in Partnership as of December 31, 2005. There have been no other significant transactions involving General Partner as of December 31, 2005.
       On February 8, 2006, the General Partner contributed an additional $375,147 to the Partnership to maintain its 2% general partner interest in the Partnership as a result of the exercise of the overallotment option by the underwriters of the initial public offering of the Partnership.

APPENDIX A
GLOSSARY OF TERMS
       adjusted operating surplus: For any period, operating surplus generated during that period is adjusted to:

(a)	decrease operating surplus by:

(1)	any net increase in working capital borrowings with respect to that period; and

(2)	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; and

(b)	increase operating surplus by:

(1)	any net decrease in working capital borrowings with respect to that period; and

(2)	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.
       Adjusted operating surplus does not include that portion of operating surplus included in clauses (a) (1) and (a) (2) of the definition of operating surplus.
       asphalt: A dark-brown-to-black cement-like material containing bitumens as the predominant constituent obtained by petroleum processing. The conversion factor for asphalt is 5.5 barrels per short ton.
       available cash: For any quarter ending prior to liquidation:

(a)	the sum of:

(1)	all cash and cash equivalents of Calumet Specialty Products Partners, L.P. and its subsidiaries on hand at the end of that quarter; and

(2)	if our general partner so determines, all or a portion of any additional cash or cash equivalents of Calumet Specialty Products Partners, L.P. and its subsidiaries on hand on the date of determination of available cash for that quarter;

(b)	less the amount of cash reserves established by our general partner to:

(1)	provide for the proper conduct of the business of Calumet Specialty Products Partners, L.P. and it subsidiaries (including reserves for future capital expenditures and for future credit needs of Calumet Specialty Products Partners, L.P. and its subsidiaries) after that quarter;

(2)	comply with applicable law or any financial instrument or other agreement or obligation to which Calumet Specialty Products Partners, L.P. or any of its subsidiaries is a party or its assets are subject; and

(3)	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;
provided, however, that disbursements made by us or any of our subsidiaries or cash reserves established, increased or reduced after the end of that quarter but on or before the date of determination of available cash for that quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining available cash, within that quarter if our general partner so determines.
       bpd: Barrels per day.

       Bbls: Barrels.
       Btu: British Thermal Units.
       by-products: Products, other than gasoline and diesel, that are produced from refining crude oil to gasoline and diesel.
       capital account: The capital account maintained for a partner under the partnership agreement. The capital account of a partner for a common unit, a subordinated unit, an incentive distribution right or any other partnership interest will be the amount which that capital account would be if that common unit, subordinated unit, incentive distribution right or other partnership interest were the only interest in Calumet Specialty Products Partners, L.P. held by a partner.
       capital surplus: All available cash distributed by us from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing of the initial public offering equals the operating surplus as of the end of the quarter before that distribution. Any excess available cash will be deemed to be capital surplus.
       closing price: The last sale price on a day, regular way, or in case no sale takes place on that day, the average of the closing bid and asked prices on that day, regular way, in either case, as reported in the principal consolidated transaction reporting system for securities listed or admitted to trading on the principal national securities exchange on which the units of that class are listed or admitted to trading. If the units of that class are not listed or admitted to trading on any national securities exchange, that last quoted price on that day. If no quoted price exists, the average of the high bid and low asked prices on that day in the over-the counter market, as reported by the NASDAQ National Market or any other system then in use. If on any day the units of that class are not quoted by any organization of that type, the average of the closing bid and asked prices on that day as furnished by a professional market maker making a market in the units of the class selected by the board of directors of our general partner. If on that day no market maker is making a market in the units of that class, the fair value of the units on that day as determined reasonably and in good faith by our general partner’s board of directors.
       common unit arrearage: The amount by which the minimum quarterly distribution for a quarter during the subordination period exceeds the distribution of available cash from operating surplus actually made for that quarter on a common unit, cumulative for that quarter and all prior quarters during the subordination period.
       crack spread: A simplified model that measures the difference between the price for light products and crude oil. For example, 3/2/1 crack spread is often referenced and represents the approximate gross margin resulting from processing one barrel of crude oil, assuming that three barrels of a benchmark crude oil are converted, or cracked, into two barrels of gasoline and one barrel of heating oil. Likewise, 2/1/1 crack spread represents the approximate gross margin resulting from processing one barrel of crude oil, assuming that two barrels of a benchmark crude oil are converted into one barrel of gasoline and one barrel of diesel.
       crude oil: A mixture of hydrocarbons that exists in liquid phase in underground reservoirs.
       crude oil throughput capacity: The amount of crude oil that can be processed by separating the crude oil according to boiling point under high heat and low pressure to recover various hydrocarbon fractions.
       current market price: For any class of units listed or admitted to trading on any national securities exchange as of any date, the average of the daily closing prices for the 20 consecutive trading days immediately prior to that date.
       distillates: Primarily diesel fuel, kerosene and jet fuel.
       feedstocks: Hydrocarbon compounds, such as crude oil and natural gas liquids, that are processed and blended into refined products.

       imports: Receipts of crude oil and petroleum products into the 50 States and the District of Columbia from foreign countries, Puerto Rico, the Virgin Islands, and other U.S. possessions and territories.
       interim capital transactions: The following transactions if they occur prior to liquidation:

(a)	borrowings, refinancings or refundings of indebtedness and sales of debt securities other than for items purchased on open account in the ordinary course of business) by Calumet Specialty Products Partners, L.P. or any of its subsidiaries;

(b)	sales of equity interests by Calumet Specialty Products Partners, L.P. or any of its subsidiaries; and

(c)	sales or other voluntary or involuntary dispositions of any assets of Calumet Specialty Products Partners, L.P. or any of its subsidiaries (other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and sales or other dispositions of assets as a part of normal retirements or replacements).
       lubricants or lubricating oils: A substance used to reduce friction between bearing surfaces or as process materials either incorporated into other materials used as processing aids in the manufacturing of other products, or as carriers of other materials. Categories include:

(a)	paraffinic, which includes all grades of bright stock and neutrals with a Viscosity Index > 75; and

(b)	naphthenic, which includes all lubricating oil base stocks with a Viscosity Index < 75.
       MMBbls: One million barrels.
       MMBtu: One million British Thermal Units.
       MMcf: One million cubic feet of natural gas.
       MBbls/d: One thousand barrels per day.
       MMBtu/d: One million British Thermal Units per day.
       MMcf/d: One million cubic feet per day.
       motor gasoline: A complex mixture of relatively volatile hydrocarbons, with or without small quantities of additives, that has been blended to form a fuel suitable for use in spark-ignition engines.
       operating expenditures: All of our expenditures and expenditures of our subsidiaries, including, but not limited to, taxes, reimbursements of our general partner, interest payments and maintenance capital expenditures, subject to the following:

(a)	payments (including prepayments) of principal of and premium on indebtedness will not constitute operating expenditures.

(b)	operating expenditures will not include:

(1)	capital expenditures made for acquisitions or capital improvements;

(2)	payment of transaction expenses relating to interim capital transactions; or

(3)	distributions to unitholders.
       Where capital expenditures consist of both maintenance capital expenditures and expansion capital expenditures, the general partner, with the concurrence of the conflicts committee of the board of directors of our general partner, shall determine the allocation between the amounts paid for each.

       operating surplus: For any period prior to liquidation, on a cumulative basis and without duplication:

(a)	the sum of:

(1)	$10.0 million; and

(2)	all cash receipts of Calumet Specialty Products Partners, L.P. and its subsidiaries on hand on the closing date of our initial public offering; and

(3)	all cash receipts of Calumet Specialty Products Partners, L.P. and its subsidiaries for the period beginning on the closing date of the initial public offering and ending with the last day of that period, other than cash receipts from interim capital transactions; and

(4)	all cash receipts of Calumet Specialty Products Partners, L.P. and its subsidiaries after the end of that period but on or before the date of determination of operating surplus for the period resulting from working capital borrowings; less

(b)	the sum of:

(1)	operating expenditures for the period beginning on the closing date of our initial public offering and ending with the last day of that period; and

(2)	the amount of cash reserves that is established by our general partner to provide funds for future operating expenditures; provided however, that disbursements made (including contributions to a partner of Calumet Specialty Products Partners, L.P. and our subsidiaries or disbursements on behalf of a partner of Calumet Specialty Products Partners, L.P. and our subsidiaries) or cash reverse established, increased or reduced after the end of that period but on or before the date of determination of available cash for that period shall be deemed to have been made, established, increased or reduced for purposes of determining operating surplus, within that period if our general partner so determines.
       petroleum products: Petroleum products are obtained from processing of crude oil (including lease condensate), natural gas, and other hydrocarbon compounds. Petroleum products include unfinished oils, liquefied petroleum gases, pentanes, aviation gasoline, motor gasoline, naphtha-type jet fuel, kerosene-type jet fuel, kerosene, distillate fuel oil, residual fuel oil, petrochemical feedstocks, special naphthas, lubricants, waxes, petroleum coke, asphalt, road oil, still gas, and miscellaneous products.
       refined products or finished products: Hydrocarbon compounds, such as gasoline, diesel fuel, jet fuel and residual fuel, that are produced by a refinery.
       solvent: A compound that has the ability to dissolve a given substance.
       sour crude oil: A crude oil containing hydrogen sulfide, carbon dioxide or mercaptans.
       subordination period: The subordination period will extend from the closing of the initial public offering until the first to occur of:

(a) the first day of any quarter beginning after December 31, 2010 for which:

(1)	distributions of available cash from operating surplus on each of the outstanding common units and subordinated units and general partner units equaled or exceeded the sum of the minimum quarterly distribution on all of the outstanding common units and subordinated units and general partner units for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

(2)	the adjusted operating surplus generated in the aggregate during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the common units and subordinated units that were outstanding during those periods on a fully diluted basis and the general partner units; and

(3)	there are no outstanding cumulative common units arrearages.

(b)	the date on which the general partner is removed as our general partner upon the requisite vote by the limited partners under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of the removal.
       sweet crude oil: Oil containing small amounts of hydrogen sulfide and carbon dioxide.
       throughput capacity: The amount of crude oil that can be processed by separating the crude oil according to boiling point under high heat and low pressure to recover various hydrocarbon fractions.
       turnaround: A periodically required standard procedure to refurbish and maintain a refinery that involves the shutdown and inspection of major processing units and occurs every three to five years.
       utilization: Ratio of total refinery throughput to the rated capacity of the refinery.
       wax: A solid or semi-solid material derived from petroleum distillates or residues by such treatments as chilling, precipitating with a solvent, or de-oiling. It is light-colored, more-or-less translucent crystalline mass, slightly greasy to the touch, consisting of a mixture of solid hydrocarbons in which the paraffin series predominates. Categories include:

(a)	microcrystalline, which is extracted from certain petroleum residues having a finer and less apparent crystalline structure than paraffin was; and

(b)	crystalline or paraffinic, which is a light-colored paraffin wax.
       yield: The percentage of refined products that are produced from feedstocks.

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the common units offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Prospectus

3,300,000 Common Units
Calumet Specialty
Products Partners, L.P.
Representing Limited Partner
Interests

PROSPECTUS

Goldman, Sachs & Co.
Deutsche Bank Securities
Petrie Parkman & Co.